AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1996

                                                REGISTRATION NO. 333-14327
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                            AMENDMENT NO. 1 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                        NETSOURCE COMMUNICATIONS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
        DELAWARE                     4813                    68-0386077
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                       444 SPEAR STREET, SUITE 200

                     SAN FRANCISCO, CALIFORNIA 94105

                              (415) 243-8080
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                              EDWARD A. BRINSKELE
                            CHIEF EXECUTIVE OFFICER
                        NETSOURCE COMMUNICATIONS, INC.

                       444 SPEAR STREET, SUITE 200

                     SAN FRANCISCO, CALIFORNIA 94105

                              (415) 243-8080
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                  COPIES TO:
            AARON J. ALTER                            CHRISTOPHER L. KAUFMAN
            DAVID J. SEGRE                               ORA T. FRUEHAUF
     CHRISTOPHER K. SADEGHIAN                             TAD J. FREESE
 WILSON SONSINI GOODRICH & ROSATI                      LATHAM & WATKINS
     PROFESSIONAL CORPORATION                         505 MONTGOMERY STREET,
           650 PAGE MILL ROAD                               SUITE 1900
     PALO ALTO, CALIFORNIA 94304                      SAN FRANCISCO, CA 94111
             (415) 493-9300                               (415) 391-0600
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                                                       PROPOSED
                                          PROPOSED      MAXIMUM
 TITLE OF EACH CLASS OF                   MAXIMUM      AGGREGATE   AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE OFFERING PRICE  OFFERING   REGISTRATION
       REGISTERED          REGISTERED    PER SHARE     PRICE(2)       FEE
------------------------------------------------------------------------------
Common Stock, $.001 par
 value..................  4,025,000(1)   $15.00(2)    $60,375,000    18,296(3)






-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1)Includes 525,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 (a).

(3)An aggregate of $17,425 has been previously paid to the Commission. As a result, $871 is being paid with this filing.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANYSTATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

 SUBJECT TO COMPLETION, DATED NOVEMBER 25, 1996

[LOGO IF NETSOURCE APPEARS HERE]

-------------------------------------------------------------------------------

 3,500,000 SHARES

 COMMON STOCK

-------------------------------------------------------------------------------

 All of the 3,500,000 shares of Common Stock offered hereby are being sold by NetSource Communications, Inc. ("NetSource" or the "Company"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $13 and $15 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

 Of the 3,500,000 shares of Common Stock offered hereby,       shares are
 being offered for sale in the U.S. by the U.S. Underwriters, and       shares
 are being offered for sale in Europe and Canada by the International Underwriters (together, the "offering"). See "Underwriting."

 The Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market under the trading symbol "NSCE."

 THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 8.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      PRICE TO     UNDERWRITING   PROCEEDS TO
                      PUBLIC       DISCOUNT(1)    COMPANY(2)
 Per Share            $            $              $
 Total (3)            $            $              $

 (1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.

 (2) Before deducting expenses of the offering payable by the Company estimated at $1,150,000.

 (3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 525,000 shares of Common Stock for the purpose of covering over-allotments. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discount and Proceeds to
     Company will be $   , $    and $   , respectively. See "Underwriting."

 The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of the shares of Common Stock will be made in
 New York, New York, against payment therefor on or about    , 1996.

 The date of this Prospectus is    , 1996


                                                    [LOGO OF DEUTSCH MORGAN
                                                    GRENFELL APPEARS HERE]

                           [DESCRIPTION OF ARTWORK]

Inside Cover
------------
Picture of man at notebook computer with the following overlay: Managed Business Communications. Also lists the following services and products:
Telecommunications, Telemanagement, Network Design, Internet Access, Web Hosting, Software Development, Web Architecture, Content Services, Web Applications, Interactive Development and Marketing Communications.



  IN CONNECTION WITH THIS OFFERING, THE U.S. UNDERWRITERS AND THE
INTERNATIONAL UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           [DESCRIPTION OF ARTWORK]

Gatefold
--------


Photographs of man on telephone and a compact disk; world map with lines illustrating existing and planned telecommunications frame relay network connections and U.S. map with lines illustrating planned Internet backbone connections and NetSource points of presence; a list of certain products and services provided by the Company including Telecommunications, Interactive, Marketing Communications, and Internet Access; the words "A Communications Convergence"; and Web Sites developed by the Company including Tecmar Technologies, SeniorNet, Fujitsu, ACC, The Yankee Group, Diamond Multimedia, Union Camp, Cadence, Citibank, Ameritech, CCPA, and Cyber Cash.

                               PROSPECTUS SUMMARY

  This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" and elsewhere in this Prospectus. The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option, (ii) reflects the consummation of the Reorganization (as defined and described in "Business-- Reorganization") in June 1996, (iii) excludes the shares issued in connection with the acquisitions of scruz-net, inc. and DNA New Media Group, Inc. in November 1996 (as described in "Business--Recent Developments"), (iv) excludes options, warrants and convertible notes exercisable for or convertible into an aggregate of 5,889,598 shares of Common Stock outstanding as of September 30, 1996 (assuming an initial public offering price of $14 per share) and (v) reflects a three-for-four reverse split of the Company's Common Stock as of November 20, 1996. For the definition of certain terms used in this Prospectus, see "Glossary."


                                  THE COMPANY

  NetSource Communications, Inc. ("NetSource" or the "Company") develops, implements and manages a wide range of communications solutions for business and end-user customers worldwide. The Company's products and services include international and domestic long distance telecommunications, value-added telecommunications and related telemanagement services, Internet access and hosting, Internet and interactive electronic commerce products and services, such as Web-based architecture development and maintenance, Web-based content development and management, and marketing communications services. The Company's strategy consists of integrating communications solutions, expanding its telecommunications and Internet-related networks, broadening its distribution channels, developing innovative technology and acquiring complementary technologies and businesses.

  The Company believes that the telecommunications, applications software development and marketing communications services industries are becoming increasingly complementary as a result of telecommunications deregulation, the proliferation of personal computers, connectivity advances and rapidly converging technologies. Traditional voice and data services, multimedia applications and emerging Internet-based products are being delivered to customers using the medium of telecommunications. At the same time, businesses worldwide are being confronted with increasingly complex communications requirements as interaction increases with customers, remote offices, affiliates and computer networks in global markets. To manage increased traffic from fax, voice, data and electronic/Internet related media, businesses must currently utilize multiple vendors for a number of communications services including long distance telecommunications, network design and engineering, Internet access, design and implementation of Web architectures, and corporate marketing communications. NetSource offers its customers a single source solution for such services on both a bundled and discrete basis.

  The Company currently offers telecommunications services in the U.S. and in over 130 countries worldwide. NetSource offers international and domestic long distance telephony services through its dedicated facilities and international network of five digital switches that use advanced technologies such as packet and SS7 signaling protocols and centralized computer control. The Company believes that its proprietary Computer Controlled Switching Arrangement provides the Company with a competitive advantage by enabling the Company to optimize the routing of calls over the NetSource network or other carriers' networks, depending upon the lowest cost route available at any given time.

During the next 24 months, the Company expects to expand its telecommunications network by deploying up to 14 additional switches in Europe, Asia and the Americas. In addition to long distance services, NetSource offers value-added telephony services including travel card, cellular reorigination, data transmission, inbound toll free 800 and dedicated private line services. The Company markets its telephony services via independent sales affiliates, strategic partners, joint ventures, a direct sales force and M-net, the Company's network marketing system. In the year ended December 31, 1995 and the nine months ended September 30, 1996, the Company's revenues from its telecommunications business were approximately $86.9 million and $67.9 million, respectively.

  NetSource also provides an array of Internet-based Web architecture development and maintenance and content products and services for Internet and Intranet-based electronic commerce solutions. The Company defines electronic commerce as the delivery of information (both voice and data), products, services, marketing, systems and support both within an organization or to the external marketplace over any interactive, electronic or on-line medium. Many of the Company's service and product offerings involve the implementation of WebSense, the Company's Web architecture methodology, and Content Management Systems, the Company's software-based system that allows for the efficient updating and management of content. The Company believes that its Internet and Intranet solutions provide its customers with a cost-effective means of storing, managing and transferring information via an interactive medium more readily accessed by employees, clients, suppliers and other parties connected to the customer. Since the inception of its Internet oriented business in mid-1995, NetSource has created and deployed 20 electronic commerce Web sites for its customers, including the American College of Cardiology, the American College of Surgeons, Cadence Design Systems, Inc., Conner Peripherals, Inc. (now a subsidiary of Seagate Technologies, Inc.), CyberCash, Inc., Fujitsu Microelectronics, Inc. and The Yankee Group, and is in the process of creating Web architectures for additional customers, including Boehringer Mannheim Corporation, Boston Scientific Corporation, the California Society of Certified Public Accountants and Union Camp Corporation. In the year ended December 31, 1995 and the nine months ended September 30, 1996, the Company's revenues from its electronic commerce products and services business were approximately $654,000 and $1.1 million, respectively.

  Among its electronic commerce products and services, the Company offers a variety of convergent product offerings that leverage the Company's relationships and expertise in the telecommunications industry, including Internet access and Web hosting services. The Company plans to use a portion of the proceeds of this offering to deploy an Internet backbone. The Company also has acquired scruz-net, inc., an Internet service provider located in Santa Cruz, California with approximately 2,000 customers as of November 15, 1996.

  The Company's business also includes a full-service advertising and marketing communications component that specializes in leveraging both traditional and electronic media into business solutions for a range of companies and other organizations via today's range of print, broadcast and Internet communications. The Company believes that its experience in and application of more traditional content-related marketing communications services enhance the Company's capabilities in delivering a comprehensive electronic commerce solution to its customers. In the year ended December 31, 1995 and the nine months ended September 30, 1996, the Company's revenues from its marketing communications business were approximately $3.8 million and $1.9 million, respectively.

REORGANIZATION

  NetSource, which was incorporated in Delaware on November 20, 1995, succeeded to the businesses of MTC Telemanagement Corporation, a California corporation ("MTC Telemanagement"),

MTC International, Inc., a Nevada corporation ("MTC International"), and Transphere Interactive, Inc. ("Transphere Interactive") and Transphere International, Inc. ("Transphere International"), each California corporations (collectively the "Transphere Entities") pursuant to a series of reorganization transactions consummated on June 28, 1996 (collectively, the "Reorganization"). See "Business--Reorganization." MTC Telemanagement commenced operations in October 1988 as a provider of long distance services in the U.S. MTC International was formed in March 1993 as a provider of international telecommunications services to countries outside the U.S. Pursuant to a series of stock exchanges, MTC Telemanagement and MTC International became wholly-owned subsidiaries of the Company. Transphere International, an advertising and marketing communications company, was formed in 1985, while Transphere Interactive, a provider of services related to the Internet, with a focus on Web-site design and enabling Web-based electronic commerce on the Internet, was formed in August 1995. The Transphere Entities merged to form NetSource Interactive Services, Inc. ("NetSource Interactive") in June 1996. NetSource Interactive thereafter merged into the Company in connection with the Reorganization.

RECENT DEVELOPMENTS

  In November 1996, the Company acquired scruz-net, inc., an Internet service provider, for an aggregate of 230,190 shares of Common Stock. The business competencies of scruz-net include Internet network design, implementation and administration, and technology management for data networking and Intranet applications. In November 1996, the Company also acquired DNA New Media Group, Inc., an interactive development firm, for an aggregate of 230,190 shares of Common Stock. The Company believes that DNA has substantial skill and experience in the areas of multimedia, interactive and graphic design and content creation for Web sites for a diverse group of clients. The shares issued in both the acquisitions are restricted under federal securities laws but have registration rights which permit, under certain circumstances, such shares to be included in future public offerings of the Company.

  In September 1996, the Company entered into a memorandum of understanding with British Telecommunications plc ("BT") to provide electronic commerce solutions to BT's finance sector customers. The memorandum contemplates the training of BT sales personnel and includes revenue goals as well as specific customers of BT that the parties hope to supply with the Company's electronic commerce solutions. The Company expects to obtain additional customers referred by BT. See "Business--Recent Developments."

  The address of the Company's corporate headquarters is 444 Spear Street, Suite 200, San Francisco, CA 94105. The Company's telephone number is (415) 243-8080, and its facsimile number is (415) 546-5252. The Company's Web site is located at http://www.netsourcecom.com. Neither the information contained in the Company's Web site nor those of its customers shall be deemed to be part of this Prospectus.

                                  THE OFFERING

 Common Stock offered hereby:
  U.S. offering.............................     shares
  International offering....................     shares
  Total offering............................ 3,500,000 shares
 Common Stock to be outstanding after the
  offering.................................. 19,478,074 shares
 Use of Proceeds............................ For capital expenditures, including telecommunications
                                             network upgrade and expansion and
                                             establishment of Internet
                                             backbone, working capital and
                                             other general corporate purposes.
                                             See "Use of Proceeds."
 Proposed Nasdaq National Market symbol..... NSCE

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OTHER OPERATING DATA)

                                                            NINE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                 -------------------------  ------------------
                                  1993     1994     1995      1995      1996
                                 -------  -------  -------  --------  --------
CONSOLIDATED STATEMENT OF OPER-
 ATIONS DATA
Revenues(1):
  Telecommunications...........  $23,510  $48,937  $86,871   $64,985   $67,907
  Marketing communications.....    4,792    4,915    3,774     3,022     1,943
  Electronic commerce products
   and services................       --       --      654       408     1,106
                                 -------  -------  -------  --------  --------
    Total revenues.............   28,302   53,852   91,299    68,415    70,956
                                 -------  -------  -------  --------  --------
Cost of revenues:
  Telecommunications...........   16,676   34,565   58,467    43,634    44,802
  Marketing communications.....    2,164    1,497    1,194       986       544
  Electronic commerce products
   and services................       --       --      281       154       402
                                 -------  -------  -------  --------  --------
    Total cost of revenues.....   18,840   36,062   59,942    44,774    45,748
                                 -------  -------  -------  --------  --------
Gross profit...................    9,462   17,790   31,357    23,641    25,208
Sales and marketing expenses...    2,289    6,713   13,191     9,810     9,558
General and administrative ex-
 penses........................    7,708   12,837   18,495    13,131    17,825
                                 -------  -------  -------  --------  --------
Operating income (loss)........  $  (535) $(1,760) $  (329) $    700  $ (2,175)
                                 =======  =======  =======  ========  ========
Net loss.......................  $  (438) $(1,998) $(1,834) $   (124) $ (3,450)
                                 =======  =======  =======  ========  ========
Pro forma net loss per share...                    $ (0.10)           $  (0.17)
Weighted average common shares
 and common share equivalents
 outstanding...................                     16,952              17,507
OTHER FINANCIAL DATA
EBITDA(2)......................  $  (341) $(1,300) $   711  $  1,469  $  1,044
Net cash provided by operating
 activities....................    1,478    3,603    1,456     1,235        85
Net cash used in investing ac-
 tivities......................   (1,659)  (1,779)  (3,276)   (2,828)   (6,802)
Net cash provided by (used in)
 financing activities..........      (17)    (832)   1,043       775    11,120
Capital expenditures...........      982    2,331    3,231     2,783     3,198
OTHER OPERATING DATA(3)
Number of switches(4)..........        4        4        5         5         5
Telecommunications customers...    7,000   36,400   60,000    56,300    75,300
Cumulative Web architectures
 created and deployed..........       --       --        8         2        16

                                                            SEPTEMBER 30, 1996
                                                            --------------------
                                                            ACTUAL   AS ADJUSTED
                                                            -------  -----------
CONSOLIDATED BALANCE SHEET DATA
Cash, cash equivalents and short-term investments.......... $ 8,396    $52,816
Total working capital......................................  (2,282)    42,138
Total assets...............................................  37,042     81,462
Long-term debt and capital lease obligations...............  21,411     21,411
Total debt and capital lease obligations...................  22,689     22,689
Stockholders' equity (deficit).............................  (7,869)    36,551

--------
(1) Telecommunications revenues represent revenues derived from sales of telecommunications products and services; marketing communications revenues represent revenues derived from sales of traditional advertising services; and electronic commerce products and services revenues represent revenues derived from sales of Internet and interactive products and services, including Internet access and hosting.
(2) EBITDA consists of earnings before interest (net), income taxes, depreciation, amortization and share of losses of joint ventures. EBITDA is not a measure of financial performance under generally accepted accounting principles and therefore should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity. EBITDA is a term commonly used in the telecommunications industry.

(3) Information derived from operating records of the Company.

(4) Total deployed switches at end of period indicated.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors including those set forth in the following risk factors and elsewhere in this Prospectus. In evaluating the Company and its business, prospective investors should carefully consider the following factors in addition to the other information presented in this Prospectus before purchasing shares of Common Stock offered hereby.

  FINANCIAL MANAGEMENT AND INTERNAL CONTROLS. In connection with the audit of the Company's financial statements for the nine months ended September 30, 1996 and the year ended December 31, 1995, the Company's independent auditors identified a series of material weaknesses in the Company's internal accounting control structure, including the lack of continuity of the Company's financial management personnel, a shortage of staffing resources in the finance and control functions, failure to maintain complete written financial policies and procedures, inadequate maintenance and retention of records and ineffective management reporting. In addition, in the course of their audit, the auditors proposed a significant number of audit adjustments relating to various account balances as of December 31, 1995 and 1994 to conform with generally accepted accounting principles. The Company believes that none of the identified material weaknesses in the Company's accounting control structure has resulted in any material adverse effects on the Company's business, financial condition or results of operations for the periods examined.

  In October 1996, the Company hired a Chief Financial Officer and a Corporate Controller who are seeking to address the material weaknesses in the Company's internal accounting and control structure cited by the auditors, including hiring additional financial management personnel. There can be no assurance, however, that the Company will be able to address the cited material weaknesses and develop the requisite controls, resources, systems and procedures effectively or on a timely basis, particularly in light of the Company's plans for expansion, and the failure to do so would have a material adverse effect on the Company's ability to manage its business, to have visibility on its operating results and financial condition, and to accurately report its financial position on a timely basis, and could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company has agreed to have its financial statements for all quarterly periods beginning in 1997 audited by its independent auditors prior to the public release of any financial information related to such financial statements and until such time as it receives a letter from such auditors to the effect that all identified material weaknesses have been eliminated. The Company has also engaged a consulting firm to review and make recommendations on the process of monitoring and validating carrier charges. Additionally, the Company has engaged another consulting firm to make recommendations to the Company on how to re-engineer its financial processes to enable the Company to provide the reporting of accurate financial data in a timely manner.

  LIMITED OPERATING HISTORY; NO ASSURANCE OF FUTURE PROFITABILITY. The Company's Reorganization, in which the businesses of MTC International, MTC Telemanagement and NetSource Interactive were combined into the Company, was consummated on June 28, 1996. See "Business--Reorganization." MTC International and MTC Telemanagement have been operating in the telecommunications market since March 1993 and October 1988, respectively. NetSource Interactive entered the Internet and interactive products and services business in the third quarter of 1995. Accordingly, the combined Company and each operating entity has only a limited operating history on which investors may evaluate the Company and an investment in the Common Stock offered hereby. In fiscal 1994 and 1995 and for the nine months ended September 30, 1996, the Company incurred operating losses of approximately $1.8 million, $329,000 and $2.2 million, respectively. Such operating losses primarily related to the substantial increases in the Company's sales and marketing and general and administrative expense levels related to increased headcount and infrastructure in support of its international telecommunications business, which was commenced in mid-1993, as well as generally higher average commission rates on international telecommunications sales. The Company expects to incur operating losses in fiscal 1996 and at least the first two quarters of fiscal 1997 primarily due to increased expense levels associated with the planned upgrade and expansion of the Company's switching network and continued expansion of the Company's sales and marketing efforts and distribution channels and hiring of additional management and other personnel to support the Company's global operations. There can be no assurance that the Company will be able to effectively grow its business or be profitable in any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  RISKS OF GROWTH AND EXPANSION. The Company intends to deploy a global telecommunications network of hardware, software and facilities while introducing new telecommunications, Internet and interactive products and services to allow the Company to expand its customer base and remain cost effective. The Company's current network expansion plan requires substantial capital expenditures and calls for the deployment over the next 24 months of up to 14 additional telecommunications switches in Europe, Asia and the Americas and additional hardware, software and switches to establish and maintain the Company's Internet backbone. There can be no assurance, however, that the Company will be able to deploy such a network or add Internet and interactive products and services at the rate presently planned by the Company or at all. The Company's telecommunications network and Internet backbone expansion plan will substantially increase the Company's cost structure in advance of a corresponding increase in revenues. At the same time, the Company has experienced and expects to continue to experience competitive pricing pressures in the telecommunications services market. As a result of these planned increases in the Company's cost structure and competitive trends, the Company's gross margins and other operating results would be adversely affected if its revenues do not increase substantially in the future. In addition, the expansion of NetSource's business will produce increased demands on its network capabilities, its sales and marketing resources, its engineering personnel as well as its management and accounting capabilities. The inability to continue to upgrade its network and development hardware or its switching and routing systems or to hire and retain necessary qualified personnel or the occurrence of unexpected expansion difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

  In order to carry traffic on the Internet without payment of certain usage-based fees, the Company may be required to obtain network "peering" in the future. In the event that the Company is not able to obtain network peering when needed, its ability to profitably act as an Internet service provider ("ISP") could be materially and adversely affected, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  DEPENDENCE ON OTHER CARRIERS; MINIMUM VOLUME REQUIREMENTS. NetSource is dependent on local exchange carriers ("LECs"), typically the Regional Bell Operating Companies ("RBOCs") and postal, telephone and telegraph companies ("PTTs") of foreign countries, in both the domestic and international telecommunications markets for origination and termination of all calls. In addition, the Company currently buys a large volume of long distance minutes from a few long distance carriers. As such, the Company's ability to maintain and expand its business depends, in part, on its ability to continue to obtain these services on favorable terms from other facilities-based carriers such as Sprint Communications Company, L.P. ("Sprint"), Worldcom, Inc., Frontier Communications, Inc. ("Frontier') and others. The Company's agreements with such carriers often provide that the carriers may terminate such agreements with little notice. In the event of termination of any such agreements, there can be no assurance that excess capacity would be available from alternate carriers or that, if available, it would be available on acceptable terms. A change in carriers could cause a delay in service and a possible loss of sales, which would adversely affect the Company's operating results.

Finally, certain of the Company's contract arrangements involve meeting minimum volume commitments for leased capacity. Failure to do so may result in significant cash penalties imposed by the applicable carriers. The Company has from time to time failed to meet certain minimum volume requirements for leased capacity from Frontier and Sprint. While these parties have in the past waived the requirement of the Company to pay these penalties, there can be no assurance that the carriers will waive penalties in the future if they become due. The failure to obtain carrier services when needed would have a material adverse effect on the Company's business, financial condition and results of operations.

  DEPENDENCE ON THIRD PARTY SALES; DISTRIBUTION CONCENTRATION. The Company's telecommunications sales efforts are primarily conducted by a network of third-party sales affiliates and their sub-affiliates. There can be no assurance that the Company will be able to recruit, retain and offer incentives to these affiliates sufficient to support the Company's planned expansion or that in the future these affiliates will be able to market the Company's products and services effectively. In addition, other companies with greater resources may be able to provide greater incentives to offer their services, thereby reducing the Company's base of affiliates. Historically, a significant portion of the Company's sales have been generated by fewer than 10% of the Company's sales affiliates. Although the Company bills to and collects directly from the majority of its end-users rather than through its sales affiliates, this concentration could adversely affect the Company's ability to retain its end-users. A loss of any major sales affiliate could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Marketing and Sales."

 GOVERNMENT REGULATION.

 TELECOMMUNICATIONS

  DOMESTIC. Federal and state regulations, regulatory actions and court decisions have had, and may have in the future, an impact on the Company and its ability to compete as well as on the number and types of competitors in the market. The U.S. Federal Communications Commission (the "FCC") and various state public service and utilities commissions typically impose obligations to file tariffs containing the rates, terms and conditions of service. Neither the FCC nor the state utility commissions currently regulate the Company's profit levels, although they have the authority to do so. There can be no assurance that regulators will not raise material issues with regard to the Company's compliance with regulations or that existing or future regulations will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Federal. The Company has been granted authority by the FCC to provide international telecommunication services through the resale of switched services of U.S. facilities-based carriers. The FCC reserves the right to condition, modify or revoke such international authority for violations of the Communications Act of 1934, as amended and the rules promulgated thereunder. The Telecommunications Act of 1996 (the "1996 Telecommunications Act") substantially alters the regulatory framework for the telecommunications industry for domestic and U.S. international telecommunications services. This law allows telephone companies and cable television companies to compete in each others' markets and permits the local exchange carriers ("LECs"), including the RBOCs, to offer and sell long distance services (including inter-LATA and interstate services within their service territories following compliance with certain conditions), subject to any otherwise applicable state and/or federal regulatory approvals, in exchange for permitting competition in the local markets. Rulemaking proceedings implementing the 1996 Telecommunications Act are currently pending and there can be no assurances that, when they are completed, the legislation and any rules will not have a material adverse effect on the Company's business, financial condition or results of operations. As of the date of this Prospectus, the FCC has not yet issued a notice of proposed rulemaking contemplating changes in the rules governing charges by LECs for access services, although such a notice is expected to be released before the end of 1996. Because the FCC has not yet initiated the rulemaking proceeding considering changes in the regulation of access charges, the Company cannot at this time predict the likelihood that the rules will be changed in a way that would have a material adverse effect on the Company's business. In addition, if the LECs are no longer required to provide equal access for origination and termination of calls by customers of long distance companies such as the Company, or if the fees charged for such access services change, particularly if changed to allow variable pricing of such fees based upon volume, such changes could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company is classified by the FCC as a non-dominant carrier. Among domestic carriers, only LECs are now classified as dominant carriers, with charges and services subject to greater FCC regulation than those of the Company. The FCC has reclassified AT&T Corporation as a non-dominant carrier, eliminating certain pricing and tariffing restrictions that had applied to AT&T Corporation, and making it easier for AT&T Corporation to compete with the Company for low-volume long distance customers. The FCC retains the jurisdiction to act upon complaints against any common carrier for failure to comply with its statutory obligations. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification.

  Both domestic and international non-dominant carriers must maintain interstate tariffs on file with the FCC, except that during the next ten months, domestic non-dominant carriers will be required to withdraw their interstate tariffs but make information about rates and conditions of service publicly available. Although the tariffs on non-dominant carriers, and the rates and charges they specify, are subject to FCC review, they are presumed to be lawful and are seldom contested. In reliance on the FCC's past practice of allowing domestic non-dominant carriers to file tariffs with a "reasonable range of rates" instead of the detailed schedules of individual charges required of dominant carriers, the Company has not maintained detailed rate schedules for domestic offerings in their tariffs. Until the two-year statute of limitations expires, the Company could be held liable for damages for its failure to do so, although it believes that such an outcome is highly unlikely and would not have a material adverse effect on the Company.

  State. The intrastate long distance telecommunications operations of the Company are also subject to varying levels of regulation in those states in which the Company provides intrastate telecommunications. The vast majority of the states require the Company to apply for certifications to provide telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. The vast majority of states also require the Company to file and maintain detailed tariffs listing their rates for intrastate service. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities. The Company is in the process of seeking approvals from the applicable regulatory authorities in each state in which such approval is required.

  INTERNATIONAL. The Company's international telecommunications products and services are subject to the jurisdiction of many regulators. The FCC has imposed certain restrictions on international callback and reorigination providers, including the requirement that licensees provide service in a manner consistent with the laws of the countries in which they operate. Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and the interpretation and enforcement of such laws and regulations vary and are often based on the informal views of the local ministries which, in some cases, are subject to influence by PTTs. In addition, failure to interpret accurately the applicable laws and regulations and the mode of their enforcement in particular jurisdictions, could cause the Company to lose, or be unable to obtain, regulatory approvals necessary for it to be able to provide certain services it markets in such jurisdictions or could result in monetary penalties imposed against it that could be significant. Furthermore, since the Company's callback and reorigination products and services effectively bypass the local telephone system, regulators in certain countries have objected to callback and reorigination services, and some countries have declared such services illegal. Based on information made available by the FCC, the Company believes that the following countries have prohibitions on callback services:
Oman, People's Republic of China, Colombia, Ecuador, Honduras, Hungary, India, Indonesia, Netherlands Antilles, Peru, Philippines, Saudi Arabia, Tanzania, Uruguay and Venezuela. In addition, other countries or their PTTs have publicly indicated that at least some form of callback services was not permitted in their respective countries. The Company does not derive material revenues from callback and reorigination services to customers located in any of such countries. In certain countries which have prohibited the provision of services through the automatic callback access method utilized by the Company, such as Thailand and Netherland Antilles, the Company has discontinued or modified certain of its services. Existing or future regulations in other countries could also have similar consequences. In addition, MCI Communications Corporation has filed a petition with the FCC that challenges the legality of reorigination. Such petition is currently pending. The Company generates a significant portion of its monthly international revenue from customers originating calls in Japan, Germany, Argentina, France, Hong Kong and Taiwan. In 1994, approximately 45% of the Company's total revenues was derived from customers located outside the U.S. That percentage increased to 69% in 1995, and to 72% in the first nine months of 1996. In the event that any of these countries prohibited the Company's services or regulated the pricing or profit levels of such services, the Company's business, results of operations and financial condition could be materially adversely affected. At this time, the Argentine government is attempting to provide sufficient information to demonstrate to the FCC's satisfaction that call reorigination is unlawful in Argentina. Although the Company believes that the probability that the FCC would rescind the Company's grant of authority to provide callback and reorigination services for failure to comply with non-U.S. law is unlikely, such action by the FCC would have a material adverse effect on the Company's business. The Company intends to expand its international service offerings to continue to be competitive as new markets are opened and rates in these countries are reduced. To facilitate this expansion, the Company may deploy additional switching facilities located in a number of countries. As a result, the Company will be directly subject to regulation in an increasing number of countries, and there can be no assurance that foreign regulation will not have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition, there can be no assurance that the Company has accurately interpreted or will accurately predict the interpretation of applicable laws and regulations or regulatory and enforcement trends in a given jurisdiction or that the Company will be found to be in compliance with all such laws and regulations. Failure to interpret accurately the applicable laws and regulations and the mode of their enforcement in particular jurisdictions, could cause the Company to lose, or be unable to obtain, regulatory approvals necessary for it to be able to provide certain services in such jurisdictions or to use certain of its transmission methods. Such failure could result in significant monetary penalties imposed against the Company.

 INTERNET

  Except for regulations governing the ability of the Company to disclose the contents of communications by its customers and recent legislation that is the subject of current constitutional challenge, there are currently no U.S. government imposed limitations or guidelines pertaining to customer privacy or the pricing, service characteristics or capabilities, geographic distribution or quality control features of Internet access services. However, if a U.S. governmental policy for the data network access industry were implemented, it could have a material adverse effect on the Company. Also, a petition pending before the FCC urges the FCC to regulate as telecommunications services voice services utilizing the Internet. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its Internet access business. The 1996 Telecommunications Act imposes criminal liability on persons sending or displaying in a manner available to minors indecent material on an interactive computer service such as the Internet and on an entity knowingly permitting facilities under its control to be used for such activities. The ultimate interpretation and enforcement of this law is uncertain, but this legislation may decrease demand for

Internet access, chill the development of Internet content or have other adverse effects on Internet access providers such as the Company. In addition, in light of the uncertainty attached to interpretation and application of this law, there can be no assurances that the Company would not have to modify its operations to comply with the statute, including prohibiting users from maintaining home pages on the Web. Certain foreign countries may also regulate Internet access or electronic commerce, which could have a material adverse effect on the Company. See "Business--Regulation."

  COMPETITION. The markets in which the Company operates are extremely competitive. There are no substantial barriers to entry in the Internet and interactive products and services markets or in any of the telecommunications markets in which the Company competes. The Company expects competition in these markets to intensify in the future.

 TELECOMMUNICATIONS

  International. In the area of international telecommunications services, the Company competes with large multinational corporations as well as PTTs in foreign countries. The PTTs and many of these companies have significant market share and greater resources than the Company. Certain PTTs may also influence regulatory authorities to outlaw the provision of callback or reorigination services or block access to the callback or reorigination services the Company markets. In the past, the Company has benefited from the fact that regulation of telecommunications services in foreign countries has created a high differential between the rates charged by PTTs and the rates charged by the Company. As deregulation continues in foreign markets, this differential in rates is expected to decrease, which will place pricing pressure on the Company, and may lead to additional competitors entering the international telecommunications market. Some of the Company's competitors offer cellular and other wireless products and services. While the Company provides specialized long distance products for users of cellular devices, there can be no assurance that the Company will be able to provide long distance service to users of each new technology as it evolves. In addition, certain global satellite-based telecommunication systems now under development could eventually bypass the international long distance network of the PTTs and major international carriers. Development of such technologies could adversely affect the market for the Company's long distance telecommunication services.

  Domestic. In the U.S., the Company competes with long distance carriers and second tier resellers. Domestically, the Company has a very small share of the telecommunications services reseller market. In addition, this market is nearing maturity in terms of aggregate revenue growth rates and consolidation. The Company and many other smaller resellers anticipate adverse effects on their core customer base and financial results by the entrance of the RBOCs into the long distance industry. The RBOCs have significantly greater resources than the Company and, as current providers of local service, substantial market intelligence and end-user contact. As a result of this and continued international expansion, the Company expects domestic revenues from its telecommunications business to further decline as a percentage of its total telecommunications sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operation" and "Business--Industry Overview."

 INTERNET AND INTERACTIVE PRODUCTS AND SERVICES

  Internet Access. The Company's current and prospective competitors in Internet access include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. In addition, the Company presently provides direct Internet access services to a limited number of customers, and there can be no assurance as to when or if the Company will be able to successfully provide such services on a larger scale. The Company's Internet access business is expected to compete directly or indirectly with national and regional commercial ISPs, established on-line services companies that currently offer or are expected to offer Internet access, national long distance telecommunications carriers, RBOCs, media and cable operators, and nonprofit or educational ISPs. In particular, the Company's ability to compete in the

Internet access market is substantially dependent upon the rates that it is required to pay outside vendors for ISDN, T-1 and T-3 lines.

  Electronic Commerce. In the area of electronic commerce, the Company competes with or expects to compete with manufacturers of electronic commerce server software tools and software companies as well as a range of Internet development companies. Many of these companies have been in the electronic commerce business longer than the Company and have substantially greater market share and resources. The Company expects that many new competitors, including large computer hardware and software, cable, media and telecommunications companies, such as the RBOCs, will enter the electronic commerce market.

  The failure of the Company to adequately compete in its markets would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

  VARIABILITY OF QUARTERLY OPERATING RESULTS. The Company's quarterly operating results are expected to fluctuate from quarter to quarter depending on various factors, including the rate of deployment of new network hardware, the timing of release of new products and services, competition, the evolving and unpredictable nature of the markets in which the Company's products and services are sold, the mix of distribution channels and products, pricing actions by the Company or its competitors, the pace of telecommunications deregulation in the markets in which the Company competes, seasonality, and general economic conditions. A significant portion of the Company's expenses, such as rent, headcount, depreciation, costs of telecommunications capacity from local and interexchange carriers and capital lease expenses, are relatively fixed in advance, based in large part on the Company's forecasts of future sales. The forecasting of future sales by the Company is necessarily imprecise and this imprecision is compounded and the timeliness of such forecasting is adversely affected by the material weaknesses in the Company's internal control structure and operations and by the early stage nature of the Company's Internet and interactive products and services. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for such shortfall. The Company's markets, characterized by short product life cycles and declining prices of existing products and services, requires introduction of new products and services and enhancements to existing products and services to maintain gross margins. Moreover, in response to competitive pressures or to pursue new product or market opportunities, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's operating results. The Company's total revenues remained relatively flat in the second half of 1995 through the quarter ended September 30, 1996, primarily as a result of the lack of availability of sufficient capital resources to support further expansion and upgrade of the Company's switching network. This inability of the Company to expand and upgrade its network during this period prevented the Company from offering its customers more aggressively priced service rates, resulting in relatively flat telecommunications revenues. In addition, the Company's telecommunications revenues can be affected by seasonality, which varies by geographic region. As a result of all of the foregoing, there can be no assurance that the Company will be able to achieve or sustain profitability on a quarterly or annual basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  FUTURE CAPITAL NEEDS. The Company intends to increase its telecommunications network significantly, adding network hardware and dedicated leased lines in numerous locations throughout the world. The Company believes that total revenues remained relatively flat in the second half of 1995 through the third quarter of 1996, primarily as a result of the lack of availability of sufficient capital resources to support further expansion and upgrade of the Company's switching network. This inability of the Company to expand and upgrade its network during this period prevented the Company from offering its customers more aggressively priced service rates, which resulted in slowed revenue growth. In addition, the Company intends to utilize capital to invest in research and development and strategic joint ventures and to make acquisitions of complementary products, technologies and businesses. While the Company believes that the proceeds of this offering combined with cash flow from operations will be sufficient to meet its capital requirements for the 24 months following this offering, there can be no assurance that the Company will not require additional financing before such time. The Company's funding requirements may change at any time due to various factors including the Company's operating results, the results and timing of the Company's launch of new products and services, governmental or regulatory changes, the timing and extent of its network expansion, the ability of the Company to meet product and project demands, the nature and timing of the Company's acquisition of complementary products, technologies or businesses, the success of the Company's marketing efforts, technological advances and competition. There can be no assurance that adequate funding will be available to the Company or, if available, that funding will be on terms favorable to the Company. Any shortfall in funding could result in the Company's having to curtail the introduction of new products and services, its entry into new markets and the deployment of network hardware, software and other facilities, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  UNCERTAINTIES RELATING TO INTEGRATION OF OPERATIONS. Achieving the anticipated benefits of the Reorganization will depend in part upon whether the integration of the constituent companies' businesses is achieved in an efficient, effective and timely manner, and there can be no assurance that this will occur. The combination of the constituent companies requires, among other things, successful integration of MTC International and MTC Telemanagement's telecommunications business with the Company's Internet and interactive products and services offerings. The successful expansion of the Company's business will require communication and cooperation in product development and marketing among the senior executives and key technical personnel of the constituent companies. Given the inherent difficulties involved in major business combinations, there can be no assurance that such cooperation will occur or that the integration of the respective businesses will be successful and will not result in disruptions in one or more sectors of the Company's business. The integration will require the dedication of management's resources which may distract attention from the day-to-day business of the Company. Failure to effectively accomplish the integration of the constituent companies' operations could have a material adverse effect on NetSource's business, financial condition and results of operations.

  NEW AND UNCERTAIN MARKET. The Company's ability to derive increased revenues from Internet and interactive products and services will depend in part upon the development of the Internet as a viable commercial medium and on the development of the public infrastructure for providing Internet access and carrying Internet traffic. Because global commerce and online exchange of information on the Internet and other similar open wide area networks are new and evolving, it is difficult to predict with any assurance whether the Internet will become and remain a viable commercial marketplace. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use and access and quality of service) remain unresolved and may impact the growth of Internet use. In particular, inadequate development of the necessary infrastructure (e.g., reliable network backbone), untimely development of complementary products (e.g., high speed modems), or delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity would make it more difficult for the Company to market its Internet and Interactive products. In addition, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by such potential growth. The Company's revenues derived from Internet and Interactive products and services for the year ended December 31, 1995 and the nine months ended September 30, 1996 were only approximately $654,000 and $1.1 million, respectively. The Company's future growth depends, in part, upon increasing the amount of revenues it derives from providing such products and services. To date, the Company has only limited experience in providing Internet and interactive products and services. If the Internet does not become a viable commercial marketplace, or if the Company is unable to successfully expand its Internet and Interactive products and services business, the Company's business, financial condition and results of operations would be materially adversely affected.

  DEPENDENCE ON ATTRACTION AND RETENTION OF KEY EMPLOYEES. The ability of the Company to maintain its competitive and technological position depends, in large part, on its ability to attract and retain highly qualified technical, marketing, financial and management personnel. Competition for such personnel is intense. The inability to retain certain key employees as well as to attract and retain the significant numbers of additional personnel required to effectively manage and expand its operations would have a significant adverse impact on the Company's business. In particular, the loss of Edward Brinskele, the Company's Chairman and Chief Executive Officer, or Charles Schoenhoeft, the Company's Vice Chairman and President, could adversely affect the Company. See "Business--Employees" and "Management."

  RISK OF SYSTEM FAILURE; SECURITY RISKS. The success of the Company is largely dependent upon its ability to deliver high quality, uninterrupted telecommunications products and services and access to the Internet. From time to time, the Company has experienced failures relating to its network facilities, and the Company's customers have experienced difficulties in accessing and utilizing the Company's telecommunications network. As the Company attempts to expand its telecommunications network to include Internet access services and data traffic grows, there will be increased stress on network hardware and traffic management systems. The Company's operations also are dependent on its ability to integrate new and emerging technologies and equipment into its network, which are likely to increase the risk of system failure and may cause unforeseen strains upon the network. There can be no assurance that the Company will not experience failures relating to its network facilities or the entire network. While the Company has not experienced a significant interruption of its ability to provide service to date, there can be no assurance that this type of failure will not occur in the future. Significant or prolonged system failures or difficulties for subscribers in accessing and maintaining connection with the Company's network could damage the reputation of the Company and result in the loss of customers. Such damage or losses could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company's operations are dependent on its ability to protect its software and hardware against damage from fire, earthquake, power loss, telecommunications failure, natural disaster and similar events. A significant portion of the Company's computer equipment is located at its facilities in Petaluma and San Francisco, California. The Company does not currently carry earthquake insurance. Accordingly, the destruction or damage of a significant portion of the equipment located in such facilities would cause an interruption in the Company's operations, which would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's planned Internet infrastructure will also be vulnerable to computer viruses, break-ins and similar disruptive problems. See "Business--Facilities."

  UNCERTAINTIES RELATING TO ACQUISITIONS. The Company's growth strategy includes the acquisition of complementary products, technologies and businesses. In November 1996, the Company consummated the acquisitions of scruz-net, inc., an ISP, and DNA New Media Group, Inc., an interactive marketing firm. These acquisitions, and any future acquisitions by the Company, will be subject to various risks and uncertainties, including the inability to effectively assimilate the operations, products, technologies and personnel of the acquired companies (which may be located in diverse geographic regions), the potential disruption of the Company's existing business, the inability to maintain uniform standards, controls, procedures and policies and the potential impairment of relationships with customers. In addition, there can be no assurance that the Company will be able to identify appropriate acquisition candidates in the future. See "Business--Recent Developments."

  DEPENDENCE ON TECHNOLOGICAL DEVELOPMENT. The markets for telecommunications and Internet and interactive products and services are characterized by rapid technological developments, evolving industry standards and customer demands, and frequent new product and service introductions and enhancements. These market characteristics are exacerbated by the emerging nature of the Internet and the fact that many companies are expected to introduce new Internet and interactive products and services in the near future. The Company's future success will depend in significant part on the Company correctly identifying which technologies will achieve market acceptance and the Company's ability to access and adapt to technological developments on a timely basis and to respond to both evolving demands of the marketplace and competitive product and service offerings. For example, Internet services are currently accessed primarily by computers through telephone lines. The Company's planned Internet access services are based on such method of access by end-users. However, several companies have recently introduced, on an experimental basis, delivery of Internet access services through cable television lines. If the Internet becomes accessible by cable modem, screen-based telephones, television or other consumer electronic devices, or customer requirements change the way Internet access is provided, such developments could materially and adversely affect the Company's business, and the Company could be required to develop new technology or modify its existing technology to accommodate these developments. There can be no assurance that the Company would be successful in this regard.

  RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS. In fiscal 1994, 1995 and the first nine months of 1996, international customers accounted for approximately 45%, 69% and 72%, respectively, of the Company's total revenues. International customers accounted for a negligible amount of the Company's revenue in fiscal 1993. The Company anticipates that revenues from international customers will continue to account for a significant percentage of its total revenues.
A significant portion of the Company's total revenues will therefore be subject to risks associated with international sales, including unexpected changes in legal and regulatory requirements, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in staffing and managing international operations, difficulties in protecting the Company's intellectual property overseas, potentially adverse tax consequences and the regulation of telecommunications and Internet access and commerce providers by foreign jurisdictions. In this regard, the Company has not been issued any foreign counterparts for its U.S. patents. There can be no assurance that the Company will be able to obtain the foreign permits and operating licenses, if any, necessary for it to operate, hire and train employees or market, sell and deliver its products and services. Although the Company's sales to date to international customers have generally been denominated in U.S. dollars, the value of the U.S. dollar in relation to foreign currencies may also adversely affect the Company's sales to international customers. The Company intends to expand its international operations. To the extent the Company expands its international operations or changes its pricing practices to denominate prices in foreign currencies, the Company will be exposed to increased risks of currency fluctuation and would need to develop a foreign exchange strategy to hedge currency fluctuations. Failure to implement and successfully manage the Company's foreign currency exchange program could subject the Company to the possibility of significant losses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Strategy."

  DIFFERENCES IN FINANCIAL STATEMENTS CONTAINED IN PRIVATE PLACEMENT MEMORANDUM. In June 1996, the Company sold $20 million principal amount Series A Secured Subordinated Convertible Notes to 42 foreign investors (the "Notes"), together with detachable Warrants to purchase Common Stock (the "Warrants"). The Notes and the Warrants will be convertible into Common Stock of the Company upon the earlier of December 31, 1996 or the closing of this offering. The Notes are due and payable in June 1998. The Notes and Warrants were sold pursuant to a private placement memorandum dated May 31, 1996 (the "Private Placement Memorandum"). While the Reorganization had not yet been completed at the time the Notes and Warrants were sold, the Private Placement Memorandum contained unaudited selected financial data for the Company on a pro forma basis giving effect to the Reorganization for the fiscal year ended December 31, 1995 and for the fiscal quarter ended March 31, 1996. As a result of adjustments recorded in connection with the Company's independent auditors' audit of the Company's 1995 financial statements, the Company has determined that the unaudited financial data included in the Private Placement Memorandum differs in certain respects from the data contained in the audited financial statements. In addition, the quarterly information for the first quarter of 1996 contained in the Private Placement Memorandum also differed from the Company's revised quarterly information. For example, net income for fiscal 1995 and the first quarter of 1996 included in the Private Placement
Memorandum was $1,095,000 and $190,000, respectively, while the audited annual financial statements contained in this Prospectus show a net loss of $1,834,000 and the Company's revised quarterly information contained in this Prospectus shows a net loss of $204,000 for the same period. The Company notes that the purchasers of the Notes may convert their Notes and exercise their Warrants at a 30% discount to the price to the public in this offering. However, there can be no assurance that a claim based on the aforementioned differences would not be made by any purchaser of the Notes and Warrants in the future or that the Company would prevail in such an action. See "Risk Factors--Financial Management and Internal Controls" and "Description of Capital Stock--Notes and Warrants."

  POTENTIAL LIABILITY FOR INFORMATION DISSEMINATED THROUGH COMPANY'S
NETWORK. ISPs, through their Internet access and Web hosting services, face potential liability of uncertain scope for the actions of customers and others using their systems, including liability for infringement of intellectual property rights, rights of publicity, defamation, and libel and criminal activity under the laws of the U.S. and foreign jurisdictions, which could have a material adverse effect on the Company. In addition, recent legislative enactments and pending legislative proposals aimed at limiting the use of the Internet to transmit certain materials could potentially result in significant potential liability to Internet access and service providers, including the Company, as well as additional costs and technological challenges in complying with any statutory or regulatory requirements imposed by such legislation. See "Business--Regulation."

  PROTECTION OF INTELLECTUAL PROPERTY. The Company's success is dependent in part upon its ability to enhance its technology, although the Company believes that its success is more dependent upon its technical expertise than its proprietary rights. The Company relies on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect its technology. The Company has been assigned two patents in the U.S. relating to its least cost routing technology and has corresponding applications pending for patent protection of such technology in 20 foreign countries. However, there can be no assurance that the Company will be successful in obtaining foreign patent protection. There can be no assurance that the Company's least cost routing patents or any future patents will provide protection against competitive technology or will be held valid and enforceable if challenged or that the Company's competitors will not be able to design around the patents. In addition, there can be no assurance that licenses for any intellectual property that might be required by the Company will be available on reasonable terms, if at all. See "Business--Technology and Intellectual Property."

  CONTROL BY EXISTING STOCKHOLDERS. Following the completion of this offering, Edward Brinskele, Charles Schoenhoeft and Roger Sheppard will collectively own approximately 49.6% of the outstanding shares of the Common Stock on a fully diluted basis, including shares issuable upon exercise or conversion of outstanding options, warrants and convertible notes. Edward Brinskele, together with either Roger Sheppard or Charles Schoenhoeft, may have the ability to control the affairs and policies of the Company and may be able to elect a sufficient number of directors to control the Board and to approve or disapprove of any matter submitted to a vote of the stockholders. The voting power of these stockholders could also have the effect of delaying or preventing a change in control of the Company.

  NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE. Prior to the date of this Prospectus, there has been no public market for the Common Stock, and there can be no assurance that a viable public market for the Common Stock will develop or be sustained after completion of the offering contemplated hereby. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after completion of the offering. For factors to be considered in determining the initial public offering price, see "Underwriting." The Company believes that factors such as announcements of developments related to the Company's business, announcements by competitors, fluctuations in the Company's financial results and general conditions in the telecommunications and Internet and interactive products and services markets in which the Company competes or the national economies in which the Company does business, could cause the price of the Common Stock to fluctuate, perhaps substantially. In addition, in recent years the stock market in general, and the market for shares of small capitalization technology stocks in particular, have experienced extreme price fluctuations, which have often been unrelated to the operating performances of affected companies. Such fluctuations could have a material adverse effect on the market price of the Common Stock.

  RISKS ASSOCIATED WITH FEDERAL COURT LITIGATION. One of the Company's former sales affiliates and current competitors has brought suit against the Company in Federal District Court for the Northern District of California. The former sales affiliate has made a number of claims, including breach of contract and misappropriation of trade secrets and seeks compensatory and punitive damages. In addition, in connection with such action, the former affiliate's foreign sub-affiliate has brought suit against both the former sales affiliate and the Company which suit is pending in Federal District Court for the District of Iowa. The foreign sub-affiliate has claimed violation of RICO, intentional interference with the prospective economic advantage of his customers (who are end-users of the Company's services provided through the former sales affiliate) and an open accounting for amounts allegedly owed to the foreign sub-affiliate. The foreign sub-affiliate seeks compensatory damages in excess of $1 million, as well as punitive damages and certain injunctive relief. The Company has filed a motion to dismiss the RICO claim brought by the foreign sub-affiliate against the former affiliate and the Company. The court has granted the former affiliate's motion with respect to dismissing the RICO claim and the Company expects a similar ruling from the court. The Company believes these suits are without merit and intends to vigorously defend the suits. While the Company believes it has valid defenses to these claims and intends to contest them vigorously, an adverse determination of the claims and a judgment against the Company for a substantial amount of damages could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Legal Proceedings."

  ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS AND DELAWARE LAW. Certain provisions of the Company's Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offer at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. The Company is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. In addition, the Board of Directors has authority to issue up to 10,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. The Company has no present plan to issue shares of Preferred Stock. Additionally, the Company's Certificate of Incorporation provides for three classes of directors, to be elected on a staggered basis, beginning after the first annual meeting of stockholders of the Company after the date of the offering. One class is elected each year with each class serving a three-year term, which also enables existing management to exercise significant control over the Company's affairs. See "Description of Capital Stock--Delaware Anti-Takeover Law and Certain Charter Provisions."

  IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Common Stock in the public market after this offering could have a material adverse effect on the market price of the Common Stock. In addition to the 3,500,000 shares offered hereby, 15,978,074 additional shares outstanding and 1,976,707 shares issuable upon exercise of vested options outstanding as of the date of this Prospectus will be eligible for immediate sale in the public market following expiration of 180 day lock-up agreements with the Company and the Underwriters or release from such lock-up agreements by the Company, with the consent of Deutsche Morgan Grenfell Inc., subject in some cases to compliance with certain volume limitations and other restrictions under Rule 144. The Company intends to file a Form S-8 Registration Statement with the Commission in order to register an aggregate of 5,257,080 shares of Common Stock reserved for issuance upon exercise of outstanding or future options and for sale under the Company's 1996 Employee Stock Purchase Plan. In addition, after consummation of the offering, the Notes and Warrants may be converted or exercised into an aggregate of 2,204,081 shares of Common Stock, assuming an initial public offering price of $14 per share, and an additional Warrant issued to the placement agent for the Note and Warrant financing may be exercised for 147,959 shares of Common Stock. These shares will become eligible for sale in the public market following expiration of 180 day lock-up agreements with the Company.

  The Company also has outstanding vested options exercisable into an aggregate of 225,000 shares of Common Stock which will become available for sale in the public market two years after the exercise price is paid, subject to compliance with Rule 144. The Company has granted certain rights to the holders of these shares for the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." All such shares are subject to 180 day lock-up agreements with the Company. See "Management--Stock Option Plans and Arrangements," "Principal Stockholders," "Description of Capital Stock--Notes and Warrants," "Shares Eligible for Future Sale" and "Underwriting."

  IMMEDIATE AND SUBSTANTIAL DILUTION TO NEW INVESTORS. The initial public offering price is substantially higher than the book value per share of the outstanding Common Stock. Investors purchasing Common Stock in this offering will, therefore, incur immediate and substantial dilution of approximately $12.12 in the net tangible book value per share of Common Stock from the initial public offering price and may incur additional dilution upon the exercise of outstanding stock options, warrants and convertible notes. See "Dilution."

  BENEFITS OF THE OFFERING TO CURRENT STOCKHOLDERS. Current stockholders will receive the following benefits as a result of the offering: (a) the creation of a market for the Company's Common Stock and (b) any unrealized gain in the value of their equity based upon the difference between the cost of acquiring the Company's Common Stock or securities that are convertible into such Common Stock and the value of such Common Stock based upon the public offering price. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered by the Company hereby are estimated to be $44,420,000 ($51,255,500 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $14 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company.

  Of such net proceeds, the Company expects to use approximately $10.0 million to upgrade and maintain its telecommunications network, $15.0 million to acquire additional switches and leased lines to expand its telecommunications network, $11.5 million to establish and maintain the Company's Internet backbone, although the Company may fund such capital expenditures through lease financing arrangements, and the balance for working capital, product development, expansion of sales and marketing efforts, and other general corporate purposes. In addition, as part of its business strategy, the Company intends to make strategic acquisitions of complementary businesses, technologies or products. Although the Company evaluates such potential acquisitions from time to time, the Company currently has no understanding, commitment or agreement with respect to any such acquisitions.

  Pending such uses, the Company intends to invest the net proceeds of this offering in U.S. short-term, investment grade, interest-bearing securities. While the Company believes that the proceeds of this offering combined with cash flow from operations will be sufficient to meet its capital requirements for the 24 months following this offering, there can be no assurance that the Company will not require additional financing before such time. The foregoing estimate of the period of time through which its financial resources will be sufficient to meet its capital requirements is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors including the Company's operating results, the results and timing of the Company's launch of new products and services, the timing and extent of network expansion, governmental or regulatory changes, the ability of the Company to meet product and project demands, the success of the Company's marketing efforts, technological advances and competition, working capital requirements, and acquisitions of complementary businesses, technologies or products. There can be no assurance that adequate funding will be available to the Company or, if available, that funding will be on terms favorable to the Company, and could require the issuance of additional debt or equity securities which could dilute the ownership of existing stockholders. Any shortfall in funding could result in the Company's having to curtail the introduction of new products and services, its entry into new markets and the deployment of network hardware and other facilities, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Future Capital Needs" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The foregoing assumes conversion of the Notes into Common Stock. The Notes bear interest at the rate of 10% per annum, payable semi-annually, and mature in June 1998. The Notes are convertible into Common Stock subject to certain events at a conversion price equal to 70% of the price to public set forth on the cover of this Prospectus, subject to certain adjustments. The Notes are also subject to prepayment at the election of the Company after the first anniversary of their issuance (June 24, 1997). In the event that (i) the Company elects to prepay the Notes and all of the Notes are not converted by the holders prior to prepayment, or (ii) all of the Notes are not otherwise converted prior to their maturity in June 1998, the Company will be required to repay the principal amount of, plus any interest accrued on, such unconverted Notes at such time. The Company expects that in the event any such payment is required, the Company would be required to reduce its budget for capital expenditures and, specifically, would be required to lease capital equipment now planned to be purchased. There can be no assurance as to the terms of such a lease financing. See Note 8 to Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

  To date, the Company has neither declared nor paid any cash dividends on shares of its Common Stock. The Company presently intends to retain all future earnings for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. In addition, so long as any of the Company's Series A Convertible Secured Subordinated Notes remain outstanding, and until the consummation of an initial public offering of the Common Stock, the Company is prohibited from paying dividends with respect to any class of the Company's capital stock.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company at September 30, 1996, and as adjusted to give effect to the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $14 per share, after deducting the underwriting discount and estimated offering expenses.

                                                           SEPTEMBER 30, 1996
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
Cash, cash equivalents and short-term investments......... $ 8,396    52,816
                                                           =======    ======
Secured Subordinated Convertible Notes....................  19,691    19,691
Other long-term debt and capital lease obligations,
 excluding current portion................................   1,720     1,720
Stockholders' equity (deficit):
Common stock--$.001 par value; 44,000,000 shares
 authorized, 15,978,074 shares issued and outstanding,
 actual; 100,000,000 shares authorized, 19,478,074 shares
 outstanding, as adjusted.................................      16        20
Additional paid-in capital................................     --     44,416
Stock purchase warrants...................................     353       353
Accumulated deficit.......................................  (8,238)   (8,238)
                                                           -------    ------
  Total stockholders' equity (deficit)....................  (7,869)   36,551
                                                           -------    ------
    Total capitalization.................................. $13,542    57,962
                                                           =======    ======

  The above computations assume that (i) no part of the Underwriters' over-allotment option is exercised and (ii) no options or warrants are exercised after September 30, 1996. As of September 30, 1996, there were (i) outstanding options to purchase an aggregate of 3,537,558 shares of Common Stock at a weighted average exercise price of $3.30 per share, (ii) outstanding warrants to purchase 311,224 shares of Common Stock at an exercise price of $9.80 per share (assuming an initial public offering price of $14 per share), and (iii) Notes convertible into 2,040,816 shares of Common Stock at a conversion price of $9.80 per share (assuming an initial public offering price of $14 per share). See "Management--Stock Option Plans and Arrangements," "Description of Capital Stock" and Notes 8, 11 and 14 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The net tangible book value of the Company as of September 30, 1996, was $(7,869,000), or $(0.49) per share of Common Stock. "Net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the total number of shares of Common Stock outstanding. Without taking into account any other changes in such net tangible book value after September 30, 1996, other than to give effect to the sale by the Company of the shares of Common Stock offered hereby at an assumed initial public offering price of $14 per share after deducting the underwriting discount and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of September 30, 1996, would have been $36,551,000, or $1.88 per share. This amount represents an immediate increase in such net tangible book value of $2.37 per share to existing stockholders and an immediate dilution of $12.12 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share................         $14.00
  Net tangible book value per share as of September 30, 1996... $(0.49)
  Increase per share attributable to new investors.............   2.37
                                                                ------
Pro forma net tangible book value per share after the offer-
 ing...........................................................           1.88
                                                                        ------
Dilution per share to new investors............................         $12.12
                                                                        ======

  The following table summarizes, on a pro forma basis as of September 30, 1996, the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share, based upon an assumed initial public offering price of $14 per share (before deducting the underwriting discount and estimated offering expenses payable by the Company) with respect to the 3,500,000 shares offered by the Company hereby:

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ------------------ -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 15,978,074   82.0% $   412,600    0.8%   $0.03
New investors..................  3,500,000   18.0   49,000,000   99.2    14.00
                                ----------  -----  -----------  -----
  Total........................ 19,478,074  100.0% $49,412,600  100.0%
                                ==========  =====  ===========  =====

  The above computations assume that (i) no part of the Underwriters' over-allotment option is exercised and (ii) no options or warrants are exercised after September 30, 1996. As of September 30, 1996, there were (i) outstanding options to purchase an aggregate of 3,537,558 shares of Common Stock at a weighted average exercise price of $3.30 per share, (ii) outstanding warrants to purchase 311,224 shares of Common Stock at an exercise price of $9.80 per share (assuming an initial public offering price of $14 per share), and (iii) Notes convertible into 2,040,816 shares of Common Stock at a conversion price of $9.80 per share (assuming an initial public offering price of $14 per share). To the extent the above options and warrants are exercised and the Notes are converted, there will be further dilution to new investors. See "Management--Stock Option Plans and Arrangements," "Description of Capital Stock" and Notes 8, 11 and 14 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The balance sheet information as of December 31, 1994 and 1995 and September 30, 1996 and the income statement data set forth below for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1996 are derived from the audited financial statements included elsewhere in this Prospectus. The balance sheet information as of December 31, 1992 and 1993 and the income statement data for the year ended December 31, 1992 are derived from unaudited financial statements of the Company not included herein. The income statement data for the nine months ended September 30, 1995 is derived from unaudited financial statements included herein. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the Company results of operations for the indicated period. Operating results for the nine months ended September 30, 1995 and 1996 are not necessarily indicative of the results that may be expected for any future period.

                                                              NINE MONTHS ENDED
                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                          ----------------------------------  ------------------
                           1992     1993     1994     1995      1995      1996
                          -------  -------  -------  -------  --------  --------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues:
 Telecommunications.....  $17,924  $23,510  $48,937  $86,871  $ 64,985  $ 67,907
 Marketing communica-
  tions.................    2,965    4,792    4,915    3,774     3,022     1,943
 Electronic commerce
  products and servic-
  es....................       --       --       --      654       408     1,106
                          -------  -------  -------  -------  --------  --------
   Total revenues.......   20,889   28,302   53,852   91,299    68,415    70,956
Cost of revenues:
 Telecommunications.....   14,448   16,676   34,565   58,467    43,634    44,802
 Marketing communica-
  tions.................    1,564    2,164    1,497    1,194       986       544
 Electronic commerce
  products and servic-
  es....................       --       --       --      281       154       402
                          -------  -------  -------  -------  --------  --------
   Total cost of reve-
    nues................   16,012   18,840   36,062   59,942    44,774    45,748
                          -------  -------  -------  -------  --------  --------
   Gross profit.........    4,877    9,462   17,790   31,357    23,641    25,208
                          -------  -------  -------  -------  --------  --------
Operating expenses:
 Sales and marketing....    1,067    2,289    6,713   13,191     9,810     9,558
 General and adminis-
  trative...............    4,637    7,708   12,837   18,495    13,131    17,825
                          -------  -------  -------  -------  --------  --------
   Total operating ex-
    penses..............    5,704    9,997   19,550   31,686    22,941    27,383
                          -------  -------  -------  -------  --------  --------
   Operating profit
    (loss)..............     (827)    (535)  (1,760)    (329)      700    (2,175)
Share of losses of joint
 ventures...............       --       --       --     (489)     (187)     (541)
Other income (expense),
 net....................     (149)     144     (233)    (464)     (225)     (624)
                          -------  -------  -------  -------  --------  --------
 Income (Loss) before
  income taxes..........     (976)    (391)  (1,993)  (1,282)      288    (3,340)
Income tax expense......      (16)     (47)      (5)    (552)     (412)     (110)
                          -------  -------  -------  -------  --------  --------
 Net loss...............  $  (992) $  (438) $(1,998) $(1,834) $   (124) $ (3,450)
                          =======  =======  =======  =======  ========  ========
Pro forma net loss per
 share..................                             $ (0.10)           $  (0.17)
                                                     =======            ========
Shares used in per share
 computation............                              16,952              17,507

                                       DECEMBER 31,
                             -----------------------------------  SEPTEMBER 30,
                              1992     1993     1994      1995        1996
                             -------  -------  -------  --------  -------------
CONSOLIDATED BALANCE SHEET
 DATA:
 Cash, cash equivalents and
  short-term investments...  $   424  $   834  $ 1,274  $    497     $ 8,396
 Total working capital def-
  icit.....................   (1,114)  (3,296)  (8,309)  (13,546)     (2,282)
 Total assets..............    4,932   12,935   17,722    20,910      37,042
 Long-term debt and capital
  lease obligations........      152      164       --     1,146      21,411
 Total debt and capital
  lease obligations........      157      173       24     6,252      22,689
 Stockholders' deficit.....     (752)    (767)  (2,768)   (4,462)     (7,869)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following is a discussion of the financial condition and results of operations of the Company for the nine months ended September 30, 1995 and 1996 and the years ended December 31, 1993, 1994 and 1995. The discussion should be read in conjunction with the Company's Consolidated Financial Statements, including the Notes thereto, and the other financial data included elsewhere in this Prospectus.

OVERVIEW

  NetSource develops, implements and manages a wide range of communications solutions for business and end-user customers worldwide. The Company's products and services include international and domestic long distance telecommunications, value-added telecommunications and related telemanagement services, Internet access and hosting, and Internet and interactive electronic commerce products and services, such as Web-based architecture development and maintenance, Web-based content development and management, and marketing communications services. No customer represented greater than 10% of the Company's revenues in any of the years ended December 31, 1993, 1994 and 1995 or in the nine months ended September 30, 1995 and 1996.

  The Company's Reorganization, in which the businesses of MTC International, MTC Telemanagement and NetSource Interactive were combined into the Company, was consummated on June 28, 1996. MTC International and MTC Telemanagement, the Company's subsidiaries, have been operating in the telecommunications market since March 1993 and October 1988, respectively. NetSource Interactive entered the interactive communications and Internet electronic commerce services business in the third quarter of 1995. Accordingly, the combined Company and each operating entity have only a limited operating history on which investors may evaluate the Company. In addition, the Company has not had material sales of its Internet product and service offerings to date. The Company's current focus is on expanding its global network of hardware, software and facilities and introducing new Internet and interactive products and services to increase its customer base. The Company intends to continue to hire additional personnel and to increase its expenses related to product development, marketing, management, network infrastructure, technical resources and customer support. There can be no assurance that revenue growth will continue or that the Company will in the future achieve or sustain profitability on either a quarterly or annual basis. See "Business-- Reorganization," "Risk Factors--Limited Operating History; No Assurance of Future Profitability" and Note 1 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following tables set forth certain financial data for the Company's operations as a percentage of total revenues for the years ended December 31, 1993, 1994 and 1995, and for the nine months ended September 30, 1995 and 1996, except for cost of telecommunications revenues, cost of marketing communications revenues and cost of electronic commerce revenues, which are presented as a percentage of their respective associated revenues. The operating results for any period are not necessarily indicative of results for any future period. The Company anticipates that results will fluctuate depending on a number of factors. See "Risk Factors--Variability of Quarterly Operating Results."

                                                             NINE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,      SEPTEMBER 30,
                                  -------------------------  ------------------
                                   1993     1994     1995      1995      1996
                                  -------  -------  -------  --------  --------
Telecommunications revenues.....     83.1%    90.9%    95.2%     95.0%     95.7%
Marketing communications reve-
 nues...........................     16.9      9.1      4.1       4.4       2.7
Electronic commerce revenues....       --       --      0.7       0.6       1.6
 Total revenues.................    100.0    100.0    100.0     100.0     100.0
Cost of telecommunications reve-
 nues...........................     70.9     70.6     67.3      67.1      66.0
Cost of marketing communications
 revenues.......................     45.2     30.5     31.6      32.6      28.0
Cost of electronic commerce rev-
 enues..........................       --       --     43.0      37.7      36.3
 Total cost of revenues.........     66.6     67.0     65.7      65.4      64.5
Gross margin....................     33.4     33.0     34.3      34.6      35.5
Sales and marketing expenses....      8.1     12.5     14.4      14.3      13.5
General and administrative ex-
 penses.........................     27.2     23.8     20.3      19.2      25.1
Operating income (loss).........     (1.9)    (3.3)    (0.4)      1.0      (3.1)
Income (loss) before income tax-
 es.............................     (1.4)    (3.7)    (1.4)      0.4      (4.7)
Net loss........................     (1.5)    (3.7)    (2.0)     (0.2)     (4.9)

 NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Revenues. Total revenues for the nine months ended September 30, 1996 increased 4% to $71.0 million from $68.4 million for the nine months ended September 30, 1995. For the first nine months of 1996, revenues derived from customers located outside the U.S. amounted to 72% of total revenues, as compared to 68% in the first nine months of 1995. This increase reflects the growth of the Company's telecommunications services business in international markets due to increased recognition of the benefits of re-origination services in these markets. This increase more than offset a decline in domestic telecommunications revenue resulting from the Company's de-emphasis in marketing its telecommunications services and the increased competition in the domestic market. Domestic telecommunications revenues declined to $14.8 million in the first nine months of 1996 from $16.3 million in the first nine months of 1995. Telecommunications revenues increased 4% to $67.9 million, or 96% of total revenues, in the first nine months of 1996, from $65.0 million, or 95% of total revenues, in 1995. The Company experienced slowed growth in telecommunications revenue in the first nine months of 1996, primarily as a result of the lack of availability of sufficient capital resources to support further expansion and upgrade of the Company's switching network. This inability of the Company to expand and upgrade its network during this period prevented the Company from offering its customers more aggressively priced service rates, which resulted in slowed revenue growth. The Company currently expects to spend a substantial portion of the proceeds of this offering on capital expenditures over the next 24 months for switching and other equipment for the upgrade and expansion of the Company's telecommunications network. See "Use of Proceeds." Marketing communications revenues declined to $1.9 million, or 3% of total revenues, in the first nine months of 1996 from $3.0 million, or 4% of total revenues, in 1995. The decrease in marketing communications revenues primarily reflected the loss of a significant marketing communications customer that was acquired by another company in the first half of 1996. While the Company has obtained additional marketing communications customers in 1996, the Company believes that significant growth of its marketing communications revenues is substantially dependent upon the Company's ability to expand its presence in the electronic commerce products and services market. Electronic commerce products and services revenues amounted to $1.1 million in the first nine months of 1996, as compared to $408,000 in the first nine months of 1995. The Company commenced its electronic commerce business in mid-1995. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

  Cost of Telecommunications Revenues. The Company's cost of telecommunications revenues consists primarily of the direct cost associated with telecommunications capacity obtained from local and interexchange carriers and costs related to the Company's telecommunications network such as rent for switch housing and depreciation on switching equipment. Costs of telecommunications revenues increased to $44.8 million in the first nine months of 1996 from $43.6 million in the same period of 1995. As a percentage of telecommunications revenues, such costs declined to 66% in the first nine months of 1996 from 67% in the same period in 1995. This relative stability of costs of telecommunications revenues as a percentage of telecommunications revenues reflects the modest growth in such revenues in the first nine months of 1996 as compared to 1995.

  Cost of Marketing Communications Revenues. The Company's cost of marketing communications revenues consists primarily of direct costs associated with design and production of marketing communications materials. Cost of marketing communications revenues decreased to $544,000 in the first nine months of 1996 from $986,000 in the first nine months of 1995 corresponding to related revenue declines, while decreasing to 28% of marketing communications revenues in the first nine months of 1996 from 33% in the first nine months of 1995. This decrease in such costs as a percentage of marketing communications revenues reflects a number of higher margin marketing communications projects underway in the first nine months of 1996 as compared to 1995.

  Cost of Electronic Commerce Revenues. The Company's cost of electronic commerce products and services revenues consists primarily of direct costs associated with the design, development and deployment of interactive media products and services. Cost of such revenues amounted to $402,000 in the first nine months of 1996, or 36% of such revenues, as compared to $154,000, or 38% of such revenues, in the same period in 1995.

  Gross Profit. The Company's gross profit (total revenues less total cost of revenues) increased to $25.2 million in the first nine months of 1996, from $23.6 million in the first nine months of 1995. The Company's gross margin (total revenues less total cost of revenues as a percentage of revenues) remained at approximately 35% in the first nine months of 1996 and 1995. The Company's current telecommunications network and Internet backbone expansion plan will substantially increase the Company's cost structure in advance of a corresponding increase in revenues. At the same time, the Company has experienced and expects to continue to experience competitive pricing pressures in the telecommunications services market. As a result of these planned increases in the Company's cost structure and competitive trends, the Company's gross margins and other operating results would be adversely affected if its revenues do not increase substantially in the future. The number of telecommunications switches the Company expects to deploy over the next 24 months and the Company's planned establishment and expansion of its Internet backbone over this period are forward-looking statements that involve risks and uncertainties, and actual results could differ materially as a result of a number of factors, including those described in "Risk Factors-- Risks of Growth and Expansion."

  Sales and Marketing Expenses. The Company's sales and marketing expenses consist primarily of sales commissions paid to independent master affiliates and salaries and related support costs associated with the Company's affiliate support and marketing group. Sales and marketing expenses decreased to $9.6 million in the first nine months of 1996 from $9.8 million in the year earlier period. As a percentage of total revenues, these expenses decreased slightly to approximately 13% in the first nine months of 1996, as compared to 14% in the first nine months of 1995. Such decreases primarily reflected lower total commission payments in respect of telecommunications sales due to lower average commission rates on such sales and an increase in the proportion of non-commissionable sales of such services. The Company expects sales and marketing expenses to grow in dollar amount in future periods as it expands its sales and marketing efforts and distribution channels in connection with expansion of its telecommunications network and electronic commerce business.

  General and Administrative Expenses. The Company's general and administrative expenses increased 36% to $17.8 million in the first nine months of 1996 from $13.1 million in the first nine months of 1995. As a percentage of total revenues, general and administrative expenses increased to 25% of total revenues in the first nine months of 1996 from 19% in 1995. These increases reflected legal fees and other administrative costs, as well as severance payments, associated with the Reorganization effected in June 1996 and expansion of the Company's management team and administrative infrastructure to support the Company's operations, an increase in expenses associated with the retention of temporary and consulting personnel, particularly in the financial and accounting area and an additional provision against certain accounts receivable. The Company expects that general and administrative expenses will increase substantially in dollar amount in the future as the Company continues to expand its global operations.

  Share of Losses of Joint Ventures. In February 1995, the Company formed a joint venture to market and distribute telecommunications services in Japan, and in January 1996, the Company formed a joint venture to market and distribute telecommunications services in the Netherlands. The Company's share of losses generated by these joint ventures amounted to $541,000 and $187,000 in the nine months ended September 30, 1996 and 1995, respectively. These losses resulted primarily from the early stages of development of the joint ventures. The Company expects losses to continue from both joint ventures at least through 1997. While the Company has no continuing contractual obligation to fund such losses and reviews from time to time whether it should continue to do so, the Company presently intends to continue recognizing its share of the losses of the joint ventures. The foregoing statements concerning the Company's expectation as to the duration of further losses from its joint ventures constitute forward-looking statements that involve risks and uncertainties and the actual results of operations of the joint ventures could vary as a result of a number of factors, including, but not limited to, the ability of such joint ventures to penetrate their target markets, the results and timing of the Company's launch of new products and services, the timing and extent of network expansion, governmental or regulatory changes, the success of the Company's marketing efforts, technological advances and competition. See Note 3 of Notes to Consolidated Financial Statements.

  Other Income (Expense), Net. The increase in the net charge to other income (expense), net to $624,000 in the nine months ended September 30, 1996 compared to $225,000 in the same period in 1995 primarily reflects increased interest expense in the first nine months of 1996. The Company expects interest expense to increase during the remainder of 1996 as the Company incurs additional interest expense associated with the $20 million in principal amount of secured subordinated convertible notes issued by the Company in June 1996. See Note 8 of Notes to Consolidated Financial Statements and "--Liquidity and Capital Resources."

  Income Taxes. Prior to the Reorganization effected June 28, 1996, the several entities that combined to form the Company did not file consolidated tax returns. As a result, income recognized by a given entity could not be offset for tax purposes by losses realized by another entity. In the nine months ended September 30, 1996 and 1995, certain of such entities recognized pre-tax profits and as a result made related provisions for income taxes aggregating $110,000 and $412,000, respectively. See Notes 2 and 10 of Notes to Consolidated Financial Statements.

 YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Total revenues for the year ended December 31, 1995 increased 70% to $91.3 million from $53.9 million for 1994. For 1995, revenues derived from international customers amounted to 69% of total revenues, as compared to 45% in 1994. This increase primarily reflects increased sales of the Company's international telecommunications services due to the Company's expanded international distribution channels and the increased recognition in the international market of the benefits of re-origination services, which more than offset a decline in domestic telecommunications revenues. Domestic telecommunications revenues declined to $23.6 million in 1995 from $24.9 million in 1994. Telecommunications revenues increased 78% to $86.9 million, or 95% of total revenues, in 1995, from $48.9 million, or 91% of total revenues, in 1994. Marketing communications revenues declined to $3.8 million, or 4% of total revenues, in 1995 from $4.9 million, or 9% of total revenues, in 1994. The decrease in marketing communications revenues primarily reflected the loss of a significant marketing communications customer that filed for bankruptcy protection in mid-1994. Electronic commerce products and services revenues amounted to $654,000 in 1995. The Company commenced, its electronic commerce business in mid-1995. See Notes 1 and 2 of Notes to Consolidated Financial Statements.

  Cost of Telecommunications Revenues. Costs of telecommunications revenues increased to $58.5 million in 1995, from $34.6 million in 1994, but declined to 67% of telecommunications revenues in 1995 from 71% in 1994. This decrease is primarily due to allocation of the Company's fixed costs over its larger revenue base and the increased level of telecommunications revenues derived from international markets in which the Company received favorable volume pricing from a number of major interexchange carriers.

  Cost of Marketing Communications Revenues. Cost of marketing communications revenues decreased to $1.2 million in 1995 from $1.5 million in 1994 as related revenue declined, but increased to 32% of marketing communications revenues in 1995 from 30% in 1994. The increase in such costs as a percentage of marketing communications revenues reflects the completion of a number of higher margin marketing communications projects in 1994.

  Cost of Electronic Commerce Revenues. The Company's cost of electronic commerce products and services revenues amounted to $281,000 in 1995, or 43% of such revenues.

  Gross Profit. The Company's gross profit increased to $31.4 million in 1995, from $17.8 million in 1994. The Company's gross margin increased to 34% in 1995 from 33% in 1994.

  Sales and Marketing Expenses. Sales and marketing expenses increased 96% to $13.2 million in 1995 from $6.7 million in 1994. These expenses increased as a percentage of total revenues to 14% in 1995 from 12% in 1994. These increases reflect higher average commissions paid on international products and services than those paid on domestic products and services and an overall increase in the support staff and marketing expenses of the Company associated with its increased revenues.

  General and Administrative Expenses. The Company's general and administrative expenses increased 44% to $18.5 million in 1995 from $12.8 million for 1994. As a percentage of total revenues, general and administrative expenses decreased to 20% of total revenues in 1995 from 24% in 1994, reflecting the Company's substantial increase in total revenues in 1995. The increase in dollar amount of such spending primarily reflects expansion of the Company's management team and administrative infrastructure to support the Company's operations. In addition, general and administrative expense in

1994 included a charge of approximately $1.2 million as a result of non-payment by a customer for marketing communications services provided by the Company.

  Share of Losses of Joint Ventures. The Company's share of losses generated by its telecommunications services joint venture in Japan amounted to $489,000 in 1995, its first year of operations. See Note 3 of Notes to Consolidated Financial Statements.

  Other Income (Expense), Net. The increase in the net charge to other income (expense), net to $464,000 in 1995 compared to $233,000 in the same period in 1994 reflected several capital leases, notes payable and borrowing transactions (including certain termination fees) that increased the Company's interest expense to $312,000 during that year.

  Income Taxes. In 1995, certain of the entities that combined to form the Company pursuant to the Reorganization in June 1996 recognized pre-tax income and, as a result, recorded related provisions for income taxes aggregating $552,000. In 1994, the pre-tax income recognized by such entities was nominal and accordingly only an immaterial tax provision was recorded. See Notes 2 and 10 of Notes to Consolidated Financial Statements.

 YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Revenues. Total revenues for the year ended December 31, 1994 increased 90% to $53.9 million from $28.3 million for 1993. Telecommunications revenues totaled $48.9 million, or 91% of total revenues, in 1994. In 1993, international telecommunications revenues were nominal in amount. The Company commenced its international telecommunication services business in mid-1993. Marketing communications revenues totaled $4.9 million, or 9% of total revenues, in 1994 as compared to $4.8 million, or 17% of total revenues, in 1993.

  Cost of Telecommunications Revenues. Cost of telecommunications revenues increased to $34.6 million in 1994 from $16.7 million in 1993. Such costs as a percentage of telecommunications revenues remained at approximately 71% in each of 1994 and 1993, however. During 1994, cost efficiencies associated with the Company's higher level of telecommunications revenues were offset by increased fixed costs attributable to deployment and expansion of the Company's international telecommunications network.

  Cost of Marketing Communications Revenues. The Company's costs of marketing communications revenues declined to $1.5 million in 1994 from $2.2 million in 1993, and decreased substantially as a percentage of advertising revenues to 30% in 1994 from 45% in 1993. The significant decrease in such costs as a percentage of marketing communications revenues primarily reflects the commencement of a number of higher margin marketing communications projects for customers in 1994.

  Gross Profit. Gross profit increased to $17.8 million in 1994 from $9.5 million in 1993. The Company's gross margin remained at approximately 33% in 1994 and 1993.

  Sales and Marketing Expenses. The Company's sales and marketing expenses increased to $6.7 million in 1994 from $2.3 million in 1993. As a percentage of total revenues, such expenditures increased to 12% of total revenues in 1994 from 8% of total revenues in 1993. These increases reflect higher average commissions paid to international master affiliates and an overall increase in support staff and marketing expenses associated with the Company's first full year of international operations.

  General and Administrative Expenses. The Company's general and administrative expenses increased 67% to $12.8 in 1994 from $7.7 million in 1993. As a percentage of total revenues, such expenses declined to approximately 24% of total revenues in 1994 from 27% in 1993. The increase in dollar amount of such spending primarily reflects the substantial expansion of the Company's management and administrative infrastructure to support the Company's expansion into the international telecommunications market beginning in mid-1993. In addition, general and administrative expense in 1994 included a charge of approximately $1.2 million, on net receivables of $2.7 million, as a result of non-payment by a customer for marketing communications services provided by the Company.

  Other Income (Expense), Net. During 1994, the Company recorded a net charge of $233,000 in other income (expense), net primarily due to recognition of an $83,000 loss related to a discontinued product line and an $82,500 loss on the sale of certain fixed assets. This compared to the realization of $144,000 in other income (expense), net in 1993, primarily due to the fact that interest income was not offset by other expense.

  Income Taxes. In each of 1994 and 1993, the Company recorded only nominal provisions for income taxes.

QUARTERLY RESULTS

                                                         QUARTER ENDED
                          -------------------------------------------------------------------------------
                          DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30,  SEPT. 30,
                            1994      1995      1995      1995      1995      1996      1996      1996
Revenues:
 Telecommunications.....  $17,749    $20,977  $22,066    $21,942  $21,886    $22,592  $22,737    $22,578
 Marketing
  communications........      657        675    1,333      1,014      752        658      616        669
 Electronic commerce
  products and
  services..............      --         --       132        276      246        230      286        590
                          -------    -------  -------    -------  -------    -------  -------    -------
 Total revenues.........   18,406     21,652   23,531     23,232   22,884     23,480   23,639     23,837
Cost of revenues:
 Telecommunications.....   12,816     13,966   14,859     14,809   14,833     14,852   14,693     15,257
 Marketing
  communications........      248        222      424        340      208        146      188        210
 Electronic commerce
  products and
  services..............      --           1       52        101      127        164      106        132
                          -------    -------  -------    -------  -------    -------  -------    -------
 Total cost of
  revenues..............   13,064     14,189   15,335     15,250   15,168     15,162   14,987     15,599
                          -------    -------  -------    -------  -------    -------  -------    -------
 Gross profit...........    5,342      7,463    8,196      7,982    7,716      8,318    8,652      8,238
                          -------    -------  -------    -------  -------    -------  -------    -------
Operating expenses:
 Sales and marketing....    2,329      3,105    3,332      3,373    3,381      3,350    3,112      3,096
 General and
  administrative........    3,367      3,965    4,410      4,756    5,364      4,836    5,435      7,554
                          -------    -------  -------    -------  -------    -------  -------    -------
 Total operating
  expenses..............    5,696      7,070    7,742      8,129    8,745      8,186    8,547     10,650
                          -------    -------  -------    -------  -------    -------  -------    -------
 Operating profit
  (loss)................     (354)       393      454       (147)  (1,029)       132      105     (2,412)
Share of losses of joint
 ventures...............        0         (2)     (40)      (145)    (302)       (35)    (249)      (257)
Other expense, net......     (211)       (54)     (77)       (94)    (239)      (113)    (155)      (356)
                          -------    -------  -------    -------  -------    -------  -------    -------
 Income (loss) before
  income taxes..........     (565)       337      337       (386)  (1,570)       (16)    (299)    (3,025)
Income tax benefit
 (expense)..............       88        (80)    (152)      (180)    (140)      (188)     (78)       156
                          -------    -------  -------    -------  -------    -------  -------    -------
 Net income (loss)......  $  (477)   $   257  $   185    $  (566) $(1,710)   $  (204) $  (377)   $(2,869)
                          =======    =======  =======    =======  =======    =======  =======    =======

  The Company's quarterly operating results are expected to fluctuate from quarter to quarter depending on various factors, including the rate of deployment of new switching equipment, the timing of release of new products and services, competition, the evolving and unpredictable nature of the markets in which the Company's products and services are sold, the mix of distribution channels and products, pricing actions by the Company or its competitors, the pace of telecommunications deregulation in the markets in which the Company competes, seasonality, and general economic conditions. A significant portion of the Company's expenses, such as rent, headcount, depreciation, costs of telecommunications capacity from local and interexchange carriers and capital lease expenses, are relatively fixed in advance, based in large part on the Company's forecasts of future sales. The forecasting of future sales by the Company is necessarily imprecise and this imprecision is compounded and the timeliness of such forecasting is adversely affected by the material weaknesses in the Company's internal control structure and operations and by the early stage of development of the Company's Internet and interactive products and services. If sales are below expectations in any given period, the adverse effect of a shortfall in sales on the Company's operating results may be magnified by the Company's inability to adjust spending to compensate for such a shortfall. The Company's markets, characterized by short product life cycles and declining prices of existing products and services, require introduction of new products and services and enhancements to existing products and services to maintain gross margins. Moreover, in response to competitive pressures or to pursue new product or market opportunities, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's operating results. In addition, the Company's telecommunications revenues can be affected by seasonality, which varies by geographic region. As a result of all of the foregoing, there can be no assurance that the Company will be able to achieve or sustain profitability on a quarterly or annual basis.

  Total revenues increased on a quarter-to-quarter basis over the periods presented through the quarter ended June 30, 1995, primarily reflecting growth in demand for the Company's telecommunications services, especially in international markets. The Company's total revenues remained relatively flat in the second half of 1995 through the quarter ended September 30, 1996, primarily as a result of the lack of availability of sufficient capital resources to support further expansion and upgrade of the Company's switching network. This inability of the Company to expand and upgrade its network during this period prevented the Company from offering its customers more aggressively priced service rates, resulting in relatively flat telecommunications revenues. While the Company's results of operations over the periods presented do not exhibit material seasonal trends, the Company believes that such trends, in particular seasonal softness in Europe during the late summer months, may affect its operating results in the future. Gross margins (gross profit as a percentage of total revenues) increased to approximately 34% to 36% in 1995 and 1996, respectively, from a gross margin of approximately 29% in the quarter ended December 31, 1994, reflecting increased competition in the telecommunications carrier market, which has resulted in improved capacity pricing for the Company. Sales and marketing expenses increased through the quarter ended December 31, 1995 but declined in the three quarter period ended September 30, 1996, primarily due to lower aggregate commission payments in respect of telecommunications sales due to an increase in the proportion of non-commissionable sales of such services. While general and administrative expenses generally increased on a quarter-to-quarter basis over the periods presented, such expenditures increased substantially in the quarter ended September 30, 1996, reflecting legal fees and other administrative costs, as well as severance payments associated with the Reorganization, expansion of the Company's management team and administrative infrastructure to support the Company's operations, an increase in expenses associated with the retention of temporary and consulting personnel, particularly in the financial and accounting area, and an additional provision against certain accounts receivable.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has experienced significant growth in its operations in recent years, which has required substantial working capital to finance receivables and capital expenditures. In addition, the

Company has financed a substantial portion of its working capital needs by taking advantage of the timing of its billing and collection cycle versus its carrier payments. For the vast majority of the Company's international telecommunications service revenue, the Company generally invoiced its customers on a monthly basis, but collected funds on a weekly basis via an automatic charge to its customers' credit card accounts. By collecting such cash on a weekly basis while paying its carriers on a less frequent basis, the Company has internally financed its activities, although occasionally experiencing negative working capital balances. Such working capital deficits have resulted in the Company's engaging in certain debt financing activities.

  Net cash provided by operating activities was $1.5 million, $3.6 million, $1.4 million and $85,000 in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. In 1994 and 1995, rapid international sales growth and the accelerated collection process for international telecommunications receivables relative to payment by the Company of its carrier payables, resulted in significant cash flow from operations despite a negative working capital position at year end.

  Net cash used in investing activities was $1.7 million, $1.8 million, $3.3 million and $6.8 million in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. A substantial portion of investing activity in 1993, 1994, 1995 and the first nine months of 1996 consisted of the purchase and deployment of switching equipment, as well as costs incurred in the development of the Company's management information systems and purchase of office furniture as overall head count increased.

  Net cash provided by (used in) financing activity was $(17,000), $(832,000), $1.0 million and $11.1 million in 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. The cash used in financing activity in 1994 primarily related to the repayment of $789,000 in bank overdrafts. During 1995, cash provided by financing activity primarily reflected drawdowns on a domestic credit line that was in place in November and December 1995. The substantial increase in net cash provided by financing activities in the nine months ended September 30, 1996 reflected the proceeds from the Company's issuance of the Notes. In June 1996 the Company issued $20 million in principal amount of the Notes to certain foreign institutional investors. The Notes bear interest at the rate of 10% per annum, payable semi-annually, and mature in June 1998. The Notes are convertible into Common Stock subject to certain events at a conversion price equal to 70% of the price to public set forth on the cover of this Prospectus, subject to certain adjustments. The Notes are also subject to prepayment at the election of the Company after the first anniversary of their issuance (June 24, 1997). In the event that (i) the Company elects to prepay the Notes and all of the Notes are not converted by the holders prior to prepayment, or (ii) all of the Notes are not otherwise converted prior to their maturity in June 1998, the Company will be required to repay the principal amount of, plus any interest accrued on, such unconverted Notes at such time. The Company expects that in the event any such payment is required, the Company would be required to reduce its budget for capital expenditures and, specifically, would be required to lease capital equipment now planned to be purchased. There can be no assurance as to the terms of such a lease financing. See Note 8 of Notes to Consolidated Financial Statements.

  At September 30, 1996, the Company's principal source of liquidity was $8.4 million in cash and cash equivalents, although the Company had a negative working capital balance at such date of approximately $2.3 million. The Company currently expects to spend approximately $36.5 million on capital expenditures over the next 24 months for switching and other equipment for the upgrade and expansion of the Company's telecommunications network, Internet backbone, and for additional computer equipment in support of its interactive businesses, although the Company may fund such capital expenditures through lease financing arrangements.

  The Company intends to increase its telecommunications network significantly, adding network hardware and dedicated leased lines in numerous locations throughout the world. In addition, the Company intends to utilize capital to invest in research and development and strategic joint ventures and to make acquisitions of complementary products, technologies and businesses. While the Company believes that the proceeds of this offering combined with cash flow from operations will be sufficient to meet its capital requirements for the 24 months following this offering, there can be no assurance that the Company will not require additional financing before such time. The Company's funding requirements may change at any time due to various factors including the Company's operating results, the results and timing of the Company's launch of new products and services, governmental or regulatory changes, the timing and extent of its network expansion, the ability of the Company to meet product and project demands, the nature and timing of the Company's acquisition of complementary products, technologies or businesses, the success of the Company's marketing efforts, technological advances and competition. There can be no assurance that adequate funding will be available to the Company or, if available, that funding will be on terms favorable to the Company, and could require the issuance of additional debt or equity securities which could dilute the ownership of existing stockholders. Any shortfall in funding could result in the Company's having to curtail the introduction of new products and services, its entry into new markets and the deployment of network hardware and other facilities, which could have a material adverse effect on the Company's business, financial condition and results of operations. See Note 1 of Notes to Consolidated Financial Statements.

                                   BUSINESS

GENERAL

  NetSource Communications, Inc. ("NetSource" or the "Company") develops, implements and manages a wide range of communications solutions for business and end-user customers worldwide. The Company's products and services include international and domestic long distance telecommunications, value-added telecommunications and related telemanagement services, Internet access and hosting, Internet and interactive electronic commerce products and services, such as Web-based architecture development and maintenance, content development and management, and marketing communications services. The Company's strategy consists of integrating communications solutions, expanding its telecommunications and Internet-related networks, broadening its distribution channels, developing innovative technology and acquiring complementary technologies and businesses.

  The Company believes that the telecommunications, applications software development and marketing communications services industries are becoming increasingly complementary as a result of telecommunications deregulation, the proliferation of personal computers, connectivity advances and rapidly converging technologies. Traditional voice and date services, multimedia applications and emerging Internet-based products are being delivered to customers using the medium of telecommunications. At the same time, businesses worldwide are being confronted with increasingly complex communications requirements as interaction increases with customers, remote offices, affiliates and computer networks in global markets. To manage increased traffic from fax, voice, data and electronic/Internet related media, businesses must currently utilize multiple vendors for a number of communications services including long distance telecommunications, network design and engineering, Internet access, design and implementation of Web architectures, and corporate marketing communications. NetSource offers its customers a single source solution for such services on both a bundled and discrete basis.

INDUSTRY OVERVIEW

 DOMESTIC TELECOMMUNICATIONS

  According to the U.S. Federal Communications Commission ("FCC"), in 1995 the U.S. long distance telecommunications market was approximately $72.5 billion, with AT&T Corporation, MCI Communications Corporation, Sprint Corporation and Worldcom, Inc., generating approximately 81.9% of aggregate U.S. long distance carrier revenues, with numerous other telecommunications carriers and resellers accounting for the balance of the market.

  Long distance companies that have their own transmission facilities and switches are referred to as facilities-based carriers. Facilities-based carriers are switch-based carriers, meaning that they have at least one switch to direct their long distance traffic. Non-facilities-based carriers either
(i) depend upon facilities-based carriers for switching and transmission facilities ("switchless resellers") or (ii) install and operate their own switches but depend on facilities-based carriers for transmission facilities ("switch-based resellers"). Switch-based resellers are able to reduce service costs with respect to those calls that originate and terminate in cities that are served by such resellers' switches. Facilities-based carriers often engage in the resale of other telecommunication carriers' services.

  The relationship between resellers and the major long distance carriers is predicated primarily upon the fact that the pricing strategies and cost structures of the major long distance carriers have resulted historically in their charging higher rates to the small to medium-sized business customer. Small to medium-sized business customers typically are not able to make the volume commitments necessary to negotiate reduced rates with long distance carriers under individualized contracts. By committing to large volumes of traffic, the reseller guarantees traffic to the major long distance carrier, but the major long distance carrier is relieved of the administrative burden of qualifying and servicing large numbers of small to medium-sized accounts. The successful reseller has lower overhead costs and is able to efficiently market the long distance product, process orders, verify credit and provide customer service to a large number of accounts.

 INTERNATIONAL TELECOMMUNICATIONS

  International telecommunications consist of telephone-based (terrestrial, wireless and satellite) transmissions that originate in one country and terminate in a different country. The international long distance telecommunications services market is divided into two major segments: telecommunications that either originate or terminate in the U.S.; and telecommunications between countries other than the U.S. The International Telephone Union estimates that in 1994, the international long distance telecommunications services market was approximately $50.6 billion, with AT&T Corporation, Deutsche Telekom AG, MCI Communications Corporation, France Telecom and British Telecommunications plc, generating approximately 39.8% of aggregate global long distance carrier revenues, with numerous other telecommunications carriers and resellers accounting for most of the balance of the market.

  Historically, national PTT monopolies provided the telephone services required by their respective countries, leaving customers with no choice but to use those services and pay the prices charged by PTTs. Additionally, much of the intercountry traffic has been historically controlled by PTTs. Due to this lack of competition, the historical cost of making international telephone calls from points of origin outside of the U.S. has been significantly higher than that of making international calls from inside the U.S. In connection with increasing deregulation in international markets, telecommunications providers such as the Company offered savings over the rates charged by PTTs in countries with regulated telecommunications markets through a process known as "callback." Callback technology allows telecommunications providers to purchase telecommunications capacity from service providers outside the regulated countries at lower rates and resell the service to clients at a favorable rate relative to that offered by the PTTs. Callback works by the caller making an initial telephone call and then waiting for a "call back" from the network switch to complete the call. Callback is a "non-transparent" service in that some action must be taken by the caller other than dialing a phone number (i.e., hanging up and answering the call back).

  More recently, technical innovations have allowed some companies to offer customers a "transparent" callback service known as "reorigination" that requires no additional actions by the caller. Using an "autodialer" which is connected to the customer's telephone network, reorigination sends a signal to an operations center which reroutes the call to the desired location without the customer having to hang up and wait for a call back. The following diagram illustrates the operation of callback and reorigination.

           [ILLUSTRATION OF CALLBACK AND REORIGINATION APPEARS HERE]


How Callback Works
------------------

1. Customer subscriber calls pre-determined telephone number, hears ring and hangs up.

2. Network (consisting of network switch controller and network switch) identifies caller and initiates a return telephone call to the subscriber.

3. Subscriber answers the returned call and hears a dial tone.

4. Subscriber dials the destination telephone number and is connected.


How Reorigination Works
-----------------------

1. Customer subscriber calls destination telephone number and "intelligent" autodialer simultaneously alerts network switch controller to subscriber's call initiation.

2. Switch initiate's call back to autodialer and autodialer bridges caller to the network.

3. Reorigination network routes call through switch to destination telephone number and call is connected.

  The reduced costs afforded by callback and reorigination technology, coupled with the introduction of value-added services such as voice mail, call waiting, caller identification and call forwarding, have resulted in new competitors to PTTs in providing international telecommunications services.

  In the future, the Company believes that continuing deregulation of international telecommunications markets coupled with technological advances will lead to increased competition similar to that in the U.S. Specifically, the Company believes that increased utilization of high speed fiber optic cable and technologically advanced switching software may increase capacity, speed and quality and may offer value-added features while reducing cost. The Company believes that these developments will result in decreased demand for callback and reorigination services in deregulated markets, but that these factors will lead to increased traffic volume for international facilities-based carriers with an established customer base, carrier relationships and switches.

 THE INTERNET AND ELECTRONIC COMMERCE

  The Internet is a global collection of computer networks cooperating to enable commercial organizations, educational institutions, government agencies and individuals to communicate electronically, access and share information and conduct business. Unlike the public and private telecommunications networks that are managed by businesses, government agencies or other entities, the Internet is a cooperative interconnection of many such public and private networks. The networks that comprise the Internet are connected in a variety of ways, including the public switched telephone network and high speed, dedicated leased lines.

  A great deal of the growth in Internet use in the past several years has been driven by the emergence of a specific network of servers and information available on the Internet known as the World Wide Web (the "Web"). Based on a client/server model and a set of standards for information access and navigation, the Web allows non-technical users to exploit the capabilities of the Internet thereby allowing them to retrieve, link and download information on the Internet in a consistent manner and making the underlying complexities of the Internet relatively seamless to the end-user. The growth of the Internet and the Web has also been facilitated by the global proliferation of personal computers, by connectivity advances, such as ISDN, xDSL and T-1 circuits, and by the development and distribution of easy-to-use graphical interface software, such as NetScape Navigator and Microsoft Explorer.

  The proliferation of the Web is a result in part of businesses recognizing that the Web is an alternative for marketing communications and commerce due to its interactive nature, which enables companies to customize their business communications and access previously unused distribution channels. The establishment of Web-based architectures for businesses represents an efficient means of storing, managing and transferring documents and interactive media in a way that can be more effectively used by employees, customers, suppliers and other parties connected to a business. The use of the Internet has also been expanded as a means for intra-enterprise communications, or Intranets, as a cost effective way for businesses to link their global internal networks.

  The growth of the Web has led to an increase in the amount of electronic commerce conducted over the Internet. The Company defines electronic commerce as the delivery of information (both voice and data), products, services, marketing, systems and support both within an organization or to the external marketplace over any interactive, electronic or on-line medium. An electronic commerce-based Web site may allow for the purchasing of products on-line or the creation or changing of a visitor's bank or other account. The Forrester Report for December 1995 estimated that typical budgets for a company to launch and maintain a Web site for one year ranged, depending on the type of site, from approximately $300,000 for a site with static content, to over $3 million for a site providing for consumer transactions. This report estimated that these expenditures could rise up to 230% through 1997.

THE NETSOURCE STRATEGY

  The Company believes that businesses worldwide are being confronted with increasingly complex communications requirements as interaction increases with customers, remote offices, affiliates and computer networks in global markets. To manage increased traffic from fax, voice, data and electronic/Internet related media, businesses must currently utilize multiple vendors for a number of communications services including long distance telecommunications, network design and engineering, Internet access, design and implementation of Web architectures, and corporate communications and advertising. NetSource offers its customers a single source solution for such services on both a bundled and discrete basis. The following are elements of the Company's strategy in providing a complete communications solution.

  Provide Integrated Solutions. The Company offers integrated communications solutions which include telecommunications, network design, interactive software systems, multimedia content creation and management and marketing communications expertise. NetSource is able to exploit its technical competence in telecommunications network design and computer telephony along with its experience in the design and implementation of Web architectures and marketing communications to provide its customers with a single source for managed business communications products and services.

  The foundation of the Company's solution is its global telecommunications network and its experience in network design and computer telephony. Telecommunications is the primary delivery medium for Internet access and Internet hosting services. Internet access and hosting provides the platform upon which the Company's Internet architectures, software and content solutions are delivered. The Company's experience in marketing communications enables the Company to create the "look and feel" of interactive media and communications utilized in a client Internet presence. The ability to develop, design and maintain content allows the Company to provide market-specific applications.

  Continue Development of Networks. The Company is currently engaged in a large scale upgrade of its domestic and international telecommunications network. During the next 24 months, the Company plans to deploy up to an additional 14 digital switches throughout Europe, Asia and the Americas. The Company's ownership of switches reduces its reliance on other carriers, enables routing of traffic over multiple leased lines, aids in cost control and permits the compilation of call record data and other customer information, and will allow for the continued expansion of its switched based network. In addition, the Company plans to expand its U.S. network control center and establish a mirrored network control center in Europe. The Company also continues to implement existing and emerging technologies, such as packet and SS7 signalling protocols.

  To complement its current telecommunications product offerings, the Company plans to expand its Internet service capabilities to provide Internet access and Web hosting. In order to do this, the Company plans to deploy a nationwide network of data switches, routers and T-3 circuits to form the backbone of such a network. The Company also acquired scruz-net, an ISP with over 2,000 customers as of October 15, 1996. See "--Recent Developments." In addition, the Company plans to establish three Web farms in the U.S. and one in Europe, to offer its Web hosting services.

  Leverage and Expand Global Distribution Network. The Company is seeking to leverage its international telecommunications distribution channels by selling its telecommunications, Internet and interactive products and services through such channels to new and existing customers. The Company intends to continue to expand its distribution channels to obtain greater geographic and market coverage. For example, the Company intends to increase its use of foreign joint ventures to service markets in which the Company does not already have a presence. See "--Marketing and Sales."

  Maintain Leading Edge Technology. The Company believes that its core technological capabilities enable it to offer differentiated services and products to its customers. The Company believes it was a pioneer in the development of least cost routing technology, computer-controlled switch-based telecommunications networks and advanced Web architectures for electronic commerce. NetSource's strategy of technology innovation and implementation is based upon research and development efforts that the Company expects to continue to result in the introduction of new products and services in a rapid time-to-market and cost-effective manner. See "--Technology and Intellectual Property."

  Acquire Complementary Technologies and Businesses. The Company intends to pursue the acquisition of complementary technologies, products, services and businesses. The Company's acquisition strategy is to pursue opportunistic acquisitions which will allow the Company to obtain leading edge technology, talented and experienced personnel, previously established customer relationships and complementary product offerings. See "--Recent Developments."

PRODUCTS AND SERVICES

 TELECOMMUNICATIONS OFFERINGS

  INTRODUCTION. NetSource currently provides its telecommunications services to small and medium-sized businesses and end-users located in the U.S. and over 130 countries worldwide. Through its dedicated facilities and network of digital switches, NetSource is able to offer a wide variety of international and domestic long distance telephony services. Principal telecommunications service offerings consist of international long distance calls originating outside the U.S., international long distance calls originating in the U.S. and domestic long distance calls. NetSource also offers a wide array of value-added services including travel card, cellular, data transmission, inbound toll-free 800, conference calling and dedicated private line services. During the nine months ended September 30, 1996 the top five foreign countries in which the Company provided telecommunication services were Japan, Germany, Argentina, France and the United Kingdom. See Note 1 to Notes to Consolidated Financial Statements.

  THE NETSOURCE NETWORK. The Company operates a facilities-based long distance carrier network consisting of five digital switches, two of which are located in San Francisco, California, and the remainder of which are located in Newark, New Jersey, London, England and Tokyo, Japan. All of the switches are connected to a control center located in Petaluma, California. The Company's digital switches allow for the provision of a greater number of "on-net" calls, that travel on the Company's fixed-cost facilities, thereby reducing the number of calls handed off to other carriers. In addition, the Company's ownership of switches reduces its reliance on other carriers, enables routing of telecommunications traffic over multiple leased transmission lines, aids in controlling costs and permits the compilation of call record data and other customer information. The Company recently adopted SS7 and packet signaling protocols that allow signalling for rapid call set up on the network. The Company's SS7 upgrade provides increased performance and efficiencies network-wide in the areas of call set up, call disconnect, look ahead routing, and call progress identification messaging. SS7 is used by most major U.S. carriers and provides increased performance and efficiencies within their networks in these areas.

  The Company's network is designed to allow all of the Company's switches to be continually updated and controlled by a central computer at the Company's control center. The Company believes that its Computer Controlled Switching Arrangement ("CCSA") provides a competitive advantage by allowing the Company to optimize the routing of calls over the NetSource network or by utilizing other carriers, depending on the lowest cost route available at any given time. This can result in savings over PTT rates. The Company has also developed an Internet-based on-line capability that allows the Company's authorized sales affiliates and direct sales force to create customer profiles, conduct credit checks of potential customers and initiate connectivity services through CCSA. The Company continually reviews the CCSA system to determine whether additional suppliers should be added to the Company's network to further reduce the cost of routing traffic to a specific country and to maintain redundancy, diversity and quality within the network. Substantially all of the Company's telecommunications products and services utilize the Company's proprietary CCSA technology. The global least cost routing function of the Company's CCSA technology is based on two U.S. patents; however, several of the Company's competitors utilize a form of least cost routing technology, and there can be no assurance that the Company's competitors will not develop or acquire least cost routing technologies that are equal to or superior to the Company's CCSA technology. See "Risk Factors--Dependence on Technological Development" and "--Technology and Intellectual Property."

  The Company plans to install 14 additional digital switches within the next 24 months in Germany, Sweden, France, the Netherlands, Australia, Belgium, Hong Kong, Switzerland, Brazil, Argentina, Singapore, Italy, Spain and India. In addition, during the fourth quarter of 1996, the Company expects to commence on-net service in Frankfurt, Paris and Stockholm. The Company is also in the process of testing for deployment additional open architecture digital switching platforms which will provide it with the ability to deploy fully functional nodes into key markets both on an expedited basis and at reduced cost. These switches promote an open high speed bus architecture allowing value added services like voice mail, fax mail, interactive voice response and information services to be integrated into the network quickly and efficiently. The foregoing statements regarding the timing of installation of switches, commencement of services and deployment of new switching platforms are forward-looking statements that involve risks and uncertainties and the actual timing of these events could vary as a result of a number of factors including the Company's operating results, governmental or regulatory changes, the ability of the Company to meet product and project demands, the success of the Company's marketing efforts, technological advances and competition, working capital requirements and acquisitions of complementary businesses, technologies or products. See "Risk Factors--Future Capital Needs."

  The Company's telecommunications products and services are divided into five types: (1) Non-Transparent Access Services; (2) Transparent Access Services;
(3) Wholesale Services; (4) Other Value-Added Services; and (5) Customer Support Services.

  NON-TRANSPARENT ACCESS SERVICES. The Company's Non-Transparent Access Services require the caller to hang up after making the initial call and wait for the "call back."

  Passport. Passport is a long distance calling plan that offers competitive international calling rates to and from over 130 countries outside the U.S. The primary components of this product are country-specific rate plans based on local competitive factors, typically offering savings to frequently called destinations. This service is targeted at residential and small office/home office ("SOHO") markets.

  CellBacksm. CellBack is an international long distance product for cellular phone users that offers international calling. Benefits of CellBack include free air time on inbound calls in certain home service areas and the ability to have CellBack billings consolidated with Passport billings. CellBack typically offers discounts over services of PTTs and cellular service providers. This service is primarily targeted to international business customers.

  MiliTelsm. MiliTel is an international long distance calling plan designed for U.S. military personnel stationed overseas. MiliTel provides low cost long distance calling to the most frequently called countries from military bases located in Japan, Germany and other parts of the world.

  TRANSPARENT ACCESS SERVICES. The Company's Transparent Access Services allow the caller to utilize the Company's network to make long distance calls by simply dialing the phone number.

  GCMSsm. GCMS is a comprehensive direct dial call management system targeted at business customers in regulated international markets. Through the use of an "intelligent" autodialer and other telecommunication technology, GCMS provides transparent access to the Company's global network utilizing call routing decision capability that augments the Company's CCSA technology.

  Access Directsm. Access Direct allows customers to access dial-tone from a Company-owned local digital switch, automatically connecting them to the Company's global network. Access Direct is targeted at small to medium-sized businesses in deregulating international markets. Currently, the Company offers Access Direct in the United Kingdom.

  Direct Connectsm. Direct Connect allows access via a dedicated line to the Company's local digital switch for high volume, medium to large business users to avoid PTT charges by paying a flat rate for the dedicated facility.

  Competitive Edgesm. Competitive Edge is the Company's U.S. long distance product that typically offers low rates on switched and dedicated services. Calls made through Competitive Edge may be handled either by the Company's network or on services of other carriers that are resold. Competitive Edge is targeted at small to medium-sized businesses.

  WHOLESALE SERVICES. The Company offers wholesale carrier services to both facilities-based and non-facilities-based carriers and resellers worldwide. Reselling wholesale services spreads the Company's fixed costs over a larger volume of calls and increases the Company's purchasing power from long distance carriers.

  OTHER VALUE ADDED SERVICES.

  One Cardsm. One Card is a long distance domestic and international calling card that offers competitive international calling rates from 45 countries, including the U.S., as well as other bundled value-added services such as speed dial, conference calling and geographic call blocking. This product is targeted at the business traveler.

  Toll Free Services. The Company offers a variety of toll free inbound calling services for both the U.S. and international markets. The Company's U.S. toll free 800 and 888 services include a variety of time of day routing and restricted access features and can be forwarded to other countries to allow companies abroad to advertise and sell their products in the U.S. market.

  Conference-Calling. The Company resells a domestic and international conference-calling service. The service allows the Company's customers to dial a simple feature code that transfers the customer to an operator who can set up a variety of types of conference calls and provides conference-related features such as transcription, conference notification and set up for multiple parties located throughout the world.

  CUSTOMER SUPPORT SERVICES.

  Consolidated Billing Services. The Company provides consolidated billing which includes charges for most of the Company's various telecommunications services and for multiple customer sites in a single bill. In addition, the Company delivers its customers a monthly NetSource Intelligent Invoice. This invoice consolidates the customer's calling patterns into easy-to-interpret management reports, which the Company believes facilitates the management of the customer's communications expenses.

  Call Center. The Company's Call Center, located in Petaluma, California, is staffed and operated seven days a week, 24 hours per day by support personnel with English, French and Spanish language capabilities. The Company plans to expand the number of operators and provide additional language capabilities, including Italian, German, Chinese and Japanese. The Company is in the process of establishing a Call Center in Ireland that will be operated on a coordinated basis with the Company's Petaluma center.

  Telemanagement Services. Because the Company uses numerous carriers, the Company manages the mix of different carriers to minimize a customer's telecommunications costs. In addition, the Company offers customers management reports that present billed minutes by calling type (i.e., domestic and international long distance, toll free service and One Card), area code, frequently called numbers, and call duration. The management reports can also include multiple location businesses.

 INTERNET AND INTERACTIVE PRODUCT AND SERVICE OFFERINGS

  The Company provides an array of Internet-based Web architecture and content products and services for Internet and Intranet-based electronic commerce solutions. The Company's Internet products and service offerings are focused on a number of complementary areas: (1) consulting services; (2) Web architecture and development services, including Web maintenance services;
(3) content services; and (4) interactive applications. The Company believes that its Internet solutions provide its customers with a cost effective means of storing, managing and transferring information via an interactive medium more easily accessed by employees, customers, suppliers and other parties connected to the customer. The Company focuses on higher-margin offerings through strategic consulting processes, advanced software tools and architectures and advertising agency-level content and creative services that enable a high level of functionality.

  CONSULTING AND DESIGN SERVICES. The Company offers a range of consulting and design services to its Internet and interactive customers that focus on determining the appropriate architecture for the individual customer. These consulting services also include marketing communications services, which enhance the Company's ability to provide its customers with an easy-to-use interface, a tailored "look and feel" and an effective delivery medium for branded messages to a targeted constituency.

  WebSense. The Company implements its "WebSense" methodology to assist businesses in the implementation of Internet-based interactive software architectures. WebSense is a comprehensive, in-depth, multi-stage consulting process in which NetSource professionals analyze, structure, schedule and budget each application of an electronic commerce solution. This allows the customer to be more effective in the use of and interaction with all aspects of electronic media. For example, companies often engage NetSource to assist in establishing a basic Web architecture. NetSource believes that with the benefit of WebSense, these companies are able to generate electronic commerce Intranet and Internet systems, with informational databases, order processing systems, billing systems, sales and marketing systems, Web-based training, and on-line marketing and branding programs.

  Marketing Communications Services. The Company believes that its experience in and application of more traditional content-related marketing communications services enhances the Company's capabilities in delivering a comprehensive electronic commerce solution to its customers. The Company maintains a marketing communications and advertising staff providing services for companies in the areas of advertising, direct response, market research, retail promotion, trade show and other marketing services. The Company's team of experienced designers, art directors, copywriters, strategic planners and account service staff is able to implement creative services and project management. The Company believes that its client service and project management systems, developed over 12 years of advertising agency experience, allow it to effectively manage the competing demands of client needs and production costs in the areas of marketing communications and creative services. The Company has obtained a number of new marketing communications services clients during 1996 to replace former customers and plans to continue to develop this segment of its business by offering marketing communications services as an integral part of certain of its Internet and interactive products and services.

  WEB ARCHITECTURE AND SOFTWARE DEVELOPMENT SERVICES. The Company's Web architecture and development services include software development services, the generation of the appropriate type of architecture for the customer and Web maintenance services. The Company develops the software and related tools that underlie the Web sites and related architectures designed by the Company for its customers, including the user interface, layout and flow. The Company focuses on three types of Web site architectures for its customers: (1) Promotional/Marketing, (2) Catalog and (3) Transactional. The Company also delivers Web maintenance services designed to provide an ongoing level of quality, functionality and performance for a customer's Web site.

  Software Development Services. The Company's software development group is skilled in HTML, C/C++, Perl, CGI, Visual Basic and Java and uses these programming languages and a variety of software development tools to engineer the customers' Web sites, including software applications, customer database integration and links to other sites or other areas within a site. The software development group is also skilled in ISAPI, NSAPI, ODBC, JOBC, Microsoft SQL server and Oracle and Sybase database methodologies. In addition, the software development group includes professionals skilled in creative design, graphic design, advertising and promotion which enables the Company to offer its customers a range of services in development and deployment of a Web site. The Company also designs and develops security systems for the Web architectures it delivers to protect its customers' confidential business information.

  Promotional/Marketing Architectures. The Company designs and implements interactive Web architectures for its customers that function as promotional or marketing tools to illustrate their business or products. While this is the Company's most basic consulting service, NetSource brings a range of services to bear in designing and building these architectures, including creative design, format conversion, content creation, staging of time dependent content and quality control. Tools such as Adobe Photoshop, Adobe Exchange, Debabelizer, NetScape Gold, Macromedia Shockwave and high resolution scanners are used in developing promotional marketing architectures.

  Case Study: Cadence Design Systems, Inc. In April 1995, Cadence retained NetSource to create an interactive Web site to target design engineers, with the goal of increasing exposure, furthering product knowledge and augmenting customer service programs online. NetSource devised and implemented a strategy that incorporated graphics, customized site search, links to strategic business partners, trade show registration, worldwide training programs, industry information and24-hour Web site administration. The Company recently redesigned the Cadence Web site into an interactive magazine format designed to deliver the latest industry information to electronic engineers.

  Catalog Architectures. The Company's catalog architectures support an extensive and comprehensive content driven platform to create a more interactive format than the promotional/marketing architectures. This architecture guides the visitor through different categories of information, depending on choices that the visitor selects. Many of the Company-developed catalog architectures are supported by its Content Management System (discussed below). Catalog Architectures also contain content that is dynamic in nature, such as site search results supported by the use of search engines including Excite and WAIS.

  Case Study: Fujitsu Microelectronics, Inc. Fujitsu Microelectronics, Inc. ("FMI") engaged the Company in February 1995 to create a Web site that would describe FMI's comprehensive range of products while making detailed information and specifications readily available to engineers developing electronic systems in a consistent manner during key points in the development process. NetSource developed a Web architecture site plan that was broad enough to accommodate considerable amounts of data and highly specific product information and was designed to allow such information to be managed, accessed, downloaded and refreshed on a regular basis. Potential benefits to FMI include faster time-to-market, ease of manipulation and dissemination of data, and less need for hard copy documentation, printing and inventory. In addition, the Company developed multi-Web site linkages to connect FMI's site to various distributor and reseller sites, which were designed to broaden FMI's customer base. As part of the Company's services to FMI, the Company produces a CD-ROM for distribution to customers and sales personnel that is embedded with content from, and can provide a link to, the FMI Web site.

  Transactional Architectures. The Company's transactional architectures contain the functionality to allow visitors to a Web site to engage in transactions or make decisions via the Web site. For example, a transactional Web site may allow for the purchase of products on-line or the creation or changing of a visitor's bank or other account. Creating a transactional architecture involves designing and building secure linkages between Web users and existing corporate databases and business systems. Transactional architectures provide interactive and dynamically generated user interfaces with information tailored to individual users. NetSource employs its Object Firewall in building transactional architectures. Transactional architectures are complex systems built using a variety of technologies including Java, Javascript, JDBC, C++, RDBMS and SSL capable servers such as the Netscape Commerce Server and Microsoft IIS.

  Case Study: WebDesk. The Company developed WebDesk as a transactional Internet product for use by its own telecommunications sales affiliates and direct sales force. Authorized users can use the WebDesk site to create a customer profile, conduct a credit check of a potential customer, initiate connectivity services and perform other general and administrative functions. WebDesk allows such persons to access Company documents and information without needing to deal with additional personnel, thereby reducing general and administrative expenses.

  Web Maintenance Services. Web sites need constant maintenance to provide an ongoing level of quality, functionality and performance for the end-user. The Company enters into maintenance contracts to provide regular services to its customers such as ongoing software programming and changing the structure of Web sites due to market factors.

  CONTENT DEVELOPMENT AND MANAGEMENT SERVICES. The Company provides development and management services to customers to create initial content for their Web sites. As Web architectures grow larger, containing more and more data, graphics and functionality, companies are searching for better ways to manage, maintain and update the content and information contained within their Web sites. Content management involves the tracking, coordination and development of information that is distributed or otherwise made available on the Internet or an Intranet. The Company provides the content development services and software tools to build and update such content on an ongoing basis. In addition, the Company provides more extensive content services, in the form of online marketing and branding.

  CMS. The Company's Content Management Services ("CMS") is a software-based system that allows for the efficient updating and management of content for each commerce architecture that the Company develops. This is essential for larger sites which contain more graphics or data. Content management may include the housing and maintaining of database libraries and multimedia files. NetSource plans to support CMS on both the NT and Solaris platforms using several relational databases including Microsoft SQL Server and Sybase. NetSource also plans to support Netscape and Microsoft Web server software. CMS defines a range of roles, assigns capabilities to each role and orchestrates the flow of work in producing Web content. As a part of the CMS system, the Company also builds and provides software tools and interfaces that allow for the quick updating of Web-based content from a customer's internal systems and resource libraries. CMS enables the Company to manage and position company-specific content within a Web environment and allows the end-user to select market-specific applications.

  Online Marketing and Branding Services. The Company offers a range of on-line marketing and electronic branding services for its clients worldwide including on-line advertising, interface design on-line promotions and electronic media planning. To date, the Company has prepared banner advertising for several customers which were placed on publishing industry Web sites, such as ZDNet, a division of Ziff-Davis publishing. The Company has also created consumer Web interfaces for clients such as CyberCash in which the Company designed and prepared for implementation the "look and feel" and usage structure for the consumer Web site that CyberCash customers will use to buy services. In addition, the Company intends to act as a development vendor to advertising agencies that may not have the ability or knowledge necessary to develop their own interactive service capability.

  INTERACTIVE APPLICATIONS. The Company currently offers or intends to offer certain interactive applications, that may be used by multiple customers.

  PCINet. PCINet, initially created for an outpatient healthcare practice, consists of a network system that combines Internet-based software, Internet connectivity, industry-specific applications and interfaces, system implementation and product support to facilitate communications and information access. PCINet fulfills the specific connectivity needs of outpatient healthcare practices which include access to clinical, administrative and financial data and information. The system accomplishes this task by using customizable browser and home page software, thereby allowing each PCINet user to personalize a password-protected interface to individual preferences and job duties. Due to the commonality of needs of customers in the healthcare industry, the Company believes that this product would be useful to a wide range of healthcare customers.

  Sales Information System. In November 1996, the Company licensed a software product from AOL Productions Inc. through which the Company will offer a sales force automation solution to increase the productivity of a customer's sales force. This extensive, business oriented product will enable sales personnel to create proposals and sales presentations and customize marketing communications more quickly and efficiently than with conventional methods by providing these services and software programs in a CD-ROM format. Information that can be stored and manipulated includes a customer's client profiles, video and audio clips about the customer and data about a customer's interaction with its clients, such as previous sales. The Company believes that the CD-ROM format of this product is useful due to its portability and the ability to store large amounts of data or video and audio that would not otherwise be possible to store and use on the Internet.

  CONVERGENCE OFFERINGS. The Company offers a number of Internet-related services that leverage the Company's telecommunications products and services base.

  Internet Access Services. Internet access consists of services that allow customers to access the Internet through dedicated lines or through local telephone calls via modem to the nearest NetSource point of presence ("POP"). The Company currently intends to deploy its nationwide Internet backbone based on leased T-3 lines and a network of switches and routers. Once connected, a customer's traffic is routed through the Company's network infrastructure to the desired Internet location. The Company believes that this network infrastructure will provide the necessary bandwidth, increased throughput, quality, reliability, capacity and geographic coverage desired by its customers. In this regard, in November 1996 the Company acquired scruz-net, an ISP with an established customer base of over 2,000 customers. The Company also hopes to add its current telecommunications customers as Internet access customers. See "--Recent Developments."

  The Company currently offers Internet access through its NetSource AnywhereSM and NetSource Superline services. NetSource Anywhere is the Company's dial-up Internet access product. NetSource Anywhere delivers high speed Internet access to the Company's North American customers with local or toll free calls. The product includes an e-mail account, access to the Web, FTP sites and Usenet news groups. NetSource Anywhere is targeted at individuals and SOHO businesses. NetSource Superline is the Company's Internet connectivity product that uses a T-1 line to provide dedicated, high speed digital access to the Internet. This product includes domain name registration, an IP address block, domain name service and news server access. NetSource Superline targets medium to large business markets that require dedicated access.

  The Company intends to offer an ISDN connectivity service called NetSource On Demand during the first quarter of 1997 that is designed to provide "transparent connectivity" in that connecting will be accomplished faster and with less user interaction than conventional dial-up access. This product will include a customer's domain name registration, an IP address block, domain name service and installation coordination. NetSource On Demand will be targeted at small to medium-sized businesses and regional offices of large businesses.

  Web Hosting Services. The Company offers Web hosting services to customers worldwide. Web hosting consists of providing and/or managing the necessary equipment to allow companies to operate Web architectures. The components of the Web hosting service are the server, a workstation or PC which runs the Web site; the facility to host the server; high-speed Internet access for hosted servers on high speed circuits; server power and backup, designed to assure 24 hour per day functionality; and maintenance to ensure the on-going operations of the server. Currently, the Company has 12 customers for which it provides Web hosting.

  The Company provides Web hosting services to multiple clients from facilities called "Web farms." The Company does not currently operate any Web farms and provides its Web hosting services primarily on a subcontract basis with third parties. However, the Company intends to migrate its current Web hosting customers to servers located in its own facilities. Web hosting services are targeted at electronic commerce client companies that want the performance and reliability of a NetSource server in a managed location on a high-speed Internet connection.

CUSTOMERS

 TELECOMMUNICATIONS

  The Company sells its long distance telecommunications services to businesses, SOHOs and individuals worldwide. Clients who utilize such services include GE Japan, Limited and Hexcel Corporation. In addition, the Company provides telecommunications wholesale services to facilities-based and non-facilities-based customers, including British Telecommunications plc ("BT").

 INTERNET AND INTERACTIVE

  NetSource's customers for Internet and interactive products and services include the American College of Cardiology, the American College of Surgeons, Ameritech, Cadence Design Systems, Inc., Chicago Board of Trade, Citibank, Conner Peripherals, Inc. (now a subsidiary of Seagate Technologies, Inc.), CyberCash, Inc., Fujitsu Microelectronics, Inc., PepsiCo and The Yankee Group. In addition, the Company is in the process of creating Web sites for additional customers, including Boehringer Mannheim Corporation, Boston Scientific Corporation, the California Society of Certified Public Accountants and Union Camp Corporation.

MARKETING AND SALES

  The Company utilizes a three-tiered marketing and sales strategy to match appropriate distribution channels to corresponding market segments. The following table illustrates the Company's sales and marketing approach.

                        NetSource Distribution Approach


             Type of Customer                      Type of Sales Effort
             ----------------                      --------------------

     [ILLUSTRATION OF COMPANY'S SALES AND MARKETING APPROACH APPEARS HERE]


  Direct Sales Force. The Company's direct sales force consists of approximately 10 employees located in San Francisco, Chicago, Stamford, Connecticut and London, England who concentrate on selling the Company's larger-scale interactive applications, Web architectures and tools, custom Web content and design, Web hosting services, higher-end telecommunications services and products and Internet access. The Company uses its direct sales force to market to medium to large corporate customers, as well as small to medium corporate customers.

  Joint Ventures and Strategic Partners. The Company enters into joint ventures in order to better sell its telecommunications products and services in foreign markets. The Company entered into joint ventures in Japan (MTC Japan, Ltd.) and the Netherlands (MTC Telecom Western Europe B.V.) in April 1995 and January 1996, respectively. The Company believes that the joint ventures develop new local distribution sources and provide technical telecommunications expertise to customers in the region. In addition, the Company intends to use joint ventures to provide Internet expertise to such customers. Under its agreements with its current joint venture partners, the Company provides the joint ventures with carrier services while the joint ventures are responsible for local marketing and distribution of NetSource telecommunications services and products. The joint ventures sustained losses in 1995 and 1996, primarily from the early stage of development of the joint ventures. The

Company expects losses to continue from both joint ventures at least through 1997, but does not expect such losses to have a material adverse effect on the Company's business, financial condition or results of operations. While the Company has no continuing contractual obligation to fund such losses and reviews from time to time whether it should continue to do so, the Company presently intends to continue funding the joint ventures. See "Management's Discussion of Financial Condition and Results of Operations."

  The Company sometimes uses strategic partnerships to increase penetration into a particular market. For example, the Company has and expects to continue to obtain customers referred by BT in the United Kingdom market. BT typically refers clients to the Company for specialized services such as electronic commerce products and services, digital private line, travel card and reorigination services in international PTT-controlled markets. The Company also works with its strategic partners to market its products to very large corporations.

  No joint venture partner currently competes with the Company in markets in which the partners provide service. The Company's strategic partners do compete with the Company and are expected to continue to compete with the Company in the future.

  Sales Affiliates. The Company has a network of approximately 100 independent sales affiliate companies worldwide that market the Company's telecommunications services and products to small to medium corporate customers, SOHOs and individuals. In addition, the Company intends to use its sales affiliates to market its Web hosting services, internet access and custom Web content and design services in the future. The Company trains and supplies its independent sales affiliates with necessary promotional materials and product and service updates through printed material and access to the WebDesk module. The affiliates are compensated on a commission basis relative to monthly billings by their user accounts. Sales affiliates utilize independent agents known as subaffiliates, to broaden their market coverage in particular user segments. The Company's WebDesk system provides worldwide access to the Company's order entry and product fulfillment services for its sales affiliates and direct sales force. Specifically, WebDesk allows an authorized user to check on the amounts of commission that such affiliate has earned, to conduct a customer credit check, to create a customer profile, to initiate connectivity services and to perform other general and administrative functions. No sales affiliate was responsible for sales representing more than 10% of the Company's revenues.

  M-net. M-net, the Company's network marketing system, currently consists of approximately 2,500 active representatives, who are not employed by the Company. This network marketing system has been selected by the Company for SOHOs and individuals because the Company believes it reduces marketing costs, subscriber acquisition costs and subscriber attrition. The Company encourages M-net representatives to enroll subscribers with whom the M-net representatives have an ongoing relationship because the Company believes that subscribers will be more likely to remain with the Company because they have been enrolled with the Company by someone with whom they have an ongoing relationship. The Company also believes that its network marketing system will continue to build a base of potential subscribers for additional services and products. The Company believes that its network marketing system is particularly attractive to prospective M-net representatives because of the potential for supplemental income and because the M-net representatives are not required to purchase any inventory, have no monthly sales quotas or account collection issues, have minimal paperwork and have a flexible work schedule.

  All M-net representatives' compensation is paid directly by the Company and is based on the acquisition of subscribers and their long distance usage. M-net representatives receive subscriber acquisition commissions only after, among other things, subscribers sign up for and utilize the Company's products and services. In addition, while the Company does not pay a commission to M-net representatives for introducing new M-net representatives to the Company, M-net representatives may receive subscriber acquisition commissions as well as long distance usage commissions for subscribers signed up by certain other M-net representatives they have recruited directly themselves or indirectly.

  An individual, partnership or corporation may become an M-net representative by purchasing a training kit for approximately $50 that includes the basic materials to begin a business and includes a detailed explanation of the Company's products, services and compensation plan. M-net representatives are not restricted to any geographic location, and the Company believes that many M-net representatives acquire subscribers and recruit downline M-net representatives who reside in different geographic locations than such M-net representatives.

RECENT DEVELOPMENTS

  In November 1996, the Company acquired scruz-net, an ISP, for an aggregate of 230,190 shares of Common Stock. The business competencies of scruz-net include Internet network design, implementation and administration, and technology management for data networking and Intranet applications. NetSource does not intend to actively pursue any new service accounts from individual customers, rather the Company intends to concentrate on expanding corporate Internet service accounts. In November 1996, the Company also acquired DNA, an interactive development firm, for an aggregate of 230,190 shares of Common Stock. The Company believes that DNA has substantial skill and experience in the areas of multimedia, interactive and graphic design and content creation for Web sites for a diverse group of clients. The shares issued in both the acquisitions are restricted under federal securities laws but have registration rights which permit, under certain circumstances, such shares to be included in future public offerings of the Company. As of November 15, 1996, scruz-net had approximately 2,000 customers and an established ISP backbone consisting of six POPs in Monterey, Santa Cruz, San Jose, Scotts Valley, Mountain View and Palo Alto.

  In September 1996, the Company entered into a memorandum of understanding with British Telecommunications plc ("BT") to provide electronic commerce solutions to BT's finance sector customers. The memorandum contemplates the training of BT sales personnel and includes revenue goals as well as specific customers of BT that the parties hope to supply with the Company's electronic commerce solutions. The Company expects to obtain additional customers referred by BT.

TECHNOLOGY AND INTELLECTUAL PROPERTY

  The Company's success and ability to compete is dependent in part upon its ability to enhance its technology, although the Company believes that its success is more dependent upon its technical expertise than its proprietary rights. The Company relies on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions to establish and protect its technology.

  The Company's CCSA technology is a telecommunications network architecture that facilitates the routing of long distance calls over the least cost route available. A long distance call travels along the local exchange network that serves the customer to the Company's switch network. At that point, the Company's CCSA technology analyzes the relative costs of the long distance carriers available to the Company's network to carry the call. After making such "least cost" choice, the Company's network routes the customer's call along the chosen route to a terminating switch and from there along the destination's local exchange network to the destination. This can result in savings over PTT rates. The Company continually reviews the CCSA system to determine whether additional suppliers should be added to the Company's network to further reduce the cost of routing traffic to a specific country and to maintain redundancy, diversity and quality within the network. The global least cost routing function of the Company's CCSA technology is based on two U.S. patents; however, several of the Company's competitors utilize a form of CCSA technology, and there can be no assurance that the Company's competitors will not develop or acquire CCSA technologies that are equal to or superior to the Company's CCSA technology.

  The Company has been assigned two U.S. patents in connection with its least cost routing technology, and has corresponding applications pending for foreign patent protection of such technology in 20 foreign countries, including Japan, Australia, Canada and 17 European countries. In addition, the Company has applications pending in the U.S. and certain foreign countries with respect to the registration of a number of trademarks and service marks, including the name "NetSource." Several of the Company's competitors utilize a form of least cost routing technology, and there can be no assurance that the Company's competitors will not develop the ability to provide such services or will not develop technologies that are superior to the Company's technology. There can be no assurance that the Company's least cost routing patents will provide protection against competitive technology or will be held valid and enforceable if challenged or that the Company's competitors would not be able to design around the patents. In addition, there can be no assurance that licenses for any intellectual property that might be required by the Company would be available on reasonable terms if at all. See "Risk Factors-- Dependence on Technological Development" and "Risk Factors--Protection of Intellectual Property."

COMPETITION

  The markets in which the Company operates are extremely competitive. There are no substantial barriers to entry in either the Internet and interactive products and services markets or in any of the telecommunications markets in which the Company competes. The Company expects competition in these markets to intensify in the future.

  Telecommunications. In the international telecommunications markets in which the Company competes, competition is based primarily on prices of services offered and the ability of the supplier to "bundle" various telecommunications products according to subscriber tastes.

  International. While international operating agreements have in the past deterred companies such as AT&T Corporation, BT, MCI Communications Corporation, Sprint Corporation and Worldcom, Inc. from offering callback and reorigination services in regulated markets, there can be no assurance that these companies will not offer callback and reorigination services in the future or that these companies will not reduce their rates significantly, decreasing margins and profitability of the Company. In fact, AT&T Corporation has recently announced its intention to offer callback services in certain markets. In addition, the Company expects PTTs in foreign countries to price their services more competitively in the future. International carriers, some of which have larger customer bases and networks and higher capital resources, may in the future develop and market their products more effectively than the Company. Certain PTTs may also influence regulatory authorities to outlaw the provision of call reorigination services or block access to the call reorigination services the Company markets. Additionally, there are a large number of competitors in the call reorigination market, several of which have significant market share and greater resources than the Company. In the past, the Company has benefited from the fact that regulation of telecommunications services in foreign countries has created a high differential between the rates charged by PTTs and the rates charged by the Company. As deregulation continues in foreign markets this differential in rates is expected to decrease, which will place pricing pressure on the Company. In addition, deregulation may lead to additional competitors entering the international telecommunications market. Some of the Company's competitors offer cellular and other wireless products and services. While the Company provides specialized long distance products for users of cellular devices, there can be no assurance that the Company will be able to provide long distance service to users of each new technology as it evolves. In addition, certain global satellite-based telecommunications systems now under development could eventually bypass the international long distance network of the PTTs and major international carriers.

Development of such technologies could adversely affect the market for the Company's long distance telecommunication services.

  Domestic. Domestically, the Company has a very small share of the telecommunications services reseller market. In addition, this market is nearing maturity in terms of aggregate revenue growth rates and consolidation. In the U.S., the Company competes with long distance carriers such as AT&T Corporation, MCI Communications Corporation, Sprint Corporation, and WorldCom, Inc., as well as second tier resellers such as, LCI International and Frontier Corporation. The Company anticipates adverse effects on its core customer base and financial results by the entrance of the Regional Bell Operating Companies ("RBOCs") into the long distance industry. The RBOCs have significantly greater resources than the Company and, as current providers of local service, substantial market intelligence and end-user contact. As a result of this and continued international expansion, the Company currently expects domestic revenues from its telecommunications business to further decline as a percentage of its total telecommunications sales. See "Business-- Telecommunications Offerings."

 INTERNET AND INTERACTIVE PRODUCTS AND SERVICES.

  Internet Access. In the Internet markets in which the Company competes, competition is based primarily on price and range of services provided. The Company's current and prospective competitors in Internet access include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. In addition, the Company presently provides direct Internet access services to a limited number of customers, and there can be no assurance as to when or if the Company will be able to successfully provide such services on a larger scale. The Company's Internet access business is expected to compete directly or indirectly with:
(i) national and regional commercial ISPs, such as BBN Planet, a subsidiary of BBN Corporation, Netcom On-line Communication Services, Inc., PSINet, Inc. and UUNET Technologies, Inc., a subsidiary of MFS Communications Company, Inc.,
(ii) established on-line services companies that currently offer or are expected to offer Internet access, such as America OnLine, Inc., CompuServe Incorporated, Delphi Internet Services, Inc. and Prodigy Services Company,
(iii) national long distance telecommunications, carriers, such as AT&T Corporation, MCI Communications Corporation and Sprint Corporation that currently offer electronic messaging services, (iv) RBOCs, such as Pacific Bell, (v) media and cable operators, such as Comcast Corporation, Tele-Communications, Inc. and Time Warner, Inc., which have recently begun, on an experimental basis, to offer on-line services, and (vi) nonprofit or educational ISPs. In particular, the Company's ability to compete in the Internet access market is substantially dependent upon the rates that it is required to pay outside vendors for ISDN, T-1 and T-3 lines.

  Electronic Commerce. In the Internet and interactive products and services markets in which the Company competes, competition primarily is based upon the type and quality of services offered. The Company expects to compete with companies such as Open Market and Connect Inc., manufacturers of electronic commerce server software tools and software companies such as Microsoft and NetScape, which have indicated an intention to enter the electronic commerce products and services arena. In the area of Web site development and electronic commerce, the Company competes with a range of Internet development companies such as CKS Group, Inc., Eagle River Interactive, Inc., Modem Media, Poppe Tyson and Organic Online, Inc. Many of these companies have been in the Internet services business longer than the Company, and have substantially greater market presence and resources. The Company believes that the electronic commerce products and services market is at an early stage of development and expects many new competitors, including large computer hardware and software, cable, media and telecommunications companies, will enter the electronic commerce products and services market. The ability of these competitors or others to bundle connectivity services and products with Internet connectivity services could place the Company at a significant competitive disadvantage.

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

REGULATION

 TELECOMMUNICATIONS

  DOMESTIC. The terms and conditions under which the Company provides communications services are subject to government regulation. Federal laws and FCC regulations apply to interstate telecommunications, while state regulatory authorities have jurisdiction over telecommunications that originate and terminate within the same state. Federal and state regulations, regulatory actions and court decisions have had, and may have in the future, an impact on the Company and its ability to compete as well as on the number and types of competitors in the market. The FCC and various state public service and utilities commissions typically impose obligations to file tariffs containing the rate, terms and conditions of service. Neither the FCC nor the state utility commissions currently regulate the Company's profit levels, although they have the authority to do so. There can be no assurance that regulators will not raise material issues with regard to the Company's compliance with regulations or that existing or future regulations will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Federal. The Company believes it has all necessary authority to provide domestic interstate telecommunications services. The Company has been granted authority by the FCC to provide international telecommunication services through the resale of switched services of U.S. facilities-based carriers. The FCC reserves the right to condition, modify or revoke such international authority for violations of the Communications Act or its rules. The Telecommunications Act of 1996 (the "1996 Telecommunications Act") substantially alters the regulatory framework for the telecommunications industry for domestic and U.S. international telecommunications services. This law allows telephone companies and cable television companies to compete in each others' markets and permits the local exchange carriers ("LECs"), including the RBOCs, to offer and sell long distance services (including inter-LATA and interstate services within their service territories following compliance with certain conditions), subject to any otherwise applicable state and/or federal regulatory approvals, in exchange for permitting competition in the local markets. The RBOCs are already permitted to provide long distance services outside of their service territories. As of the date of this Prospectus, the FCC has not yet issued a notice of proposed rulemaking contemplating changes in the rules governing charges by LECs for access services, although such a notice is expected to be released before the end of 1996. Because the FCC has not yet initiated, the rulemaking proceeding considering changes in the regulation of access charges, the Company cannot at this time predict the likelihood that the rules will be changed in a way that would have a material adverse effect on the Company's business. However, the Company does not believe that the legislation imposes substantial regulatory burdens on the Company's international call reorigination, Internet access or domestic telecommunications operations.

  The Company is classified by the FCC as a non-dominant carrier. Among domestic carriers, only LECs are now classified as dominant carriers, with charges and services subject to greater FCC regulation than those of the Company. The FCC has reclassified AT&T as a non-dominant carrier, eliminating certain pricing and tariffing restrictions that had applied to AT&T, and making it easier for AT&T to compete with the Company for low-volume long distance customers. The FCC retains the jurisdiction to act upon complaints against any common carrier for failure to comply with its statutory obligations. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification. The Company believes, however, that the FCC is unlikely to do so.

  Both domestic and international non-dominant carriers must maintain interstate tariffs on file with the FCC. Although the tariffs on non-dominant carriers, and the rates and charges they specify, are subject, except that during the next ten months, domestic non-dominant carriers will be required to withdraw their interstate tariffs but make information about rates and conditions of service publicly available. Although the tariffs on non-dominant carriers, and the rates and changes they specify, are subject to FCC review, they are presumed to be lawful and are seldom contested. In reliance on the FCC's past practice of allowing domestic non-dominant carriers to file tariffs with a "reasonable range of rates" instead of the detailed schedules of individual charges required of dominant carriers, the

Company has not maintained detailed rate schedules for domestic offerings in their tariffs. Until the two-year statute of limitations expires, the Company could be held liable for damages for its failure to do so, although it believes that such an outcome is highly unlikely and would not have a material adverse effect on the Company. In order to recover damages, a competing telecommunications service provider would have to show that the Company's failure to file detailed rate schedules caused that other service provider to lose customers and that the Company should be liable for the damages. The possible amount of such damages, if any, cannot be determined by the Company. The Company has always been required to include, and has included, detailed rate schedules in its international tariffs. As a non-dominant carrier, the Company is permitted to make tariff filings on a single day's notice and without cost support to justify specific rates. Resale carriers are also subject to a variety of miscellaneous regulations that, for instance, limit the use of "800" numbers for pay-per-call services, require disclosure of operator services and restrict interlocking directors and management.

  State. The intrastate long distance telecommunications operations of the Company are also subject to varying levels of regulation in the states in which the Company provides intrastate telecommunications. The vast majority of the states require the Company to apply for certifications to provide telecommunications services, or at least to register or to be found exempt from regulation, before commencing intrastate service. Currently, the Company is certified and tariffed where required to provide intrastate service to customers in approximately 35 states, and is in the process of obtaining certification in all other states. The Company continuously monitors regulatory developments and intends to continue to obtain licenses where necessary for the conduct of its business. The Company is in the process of seeking approvals from the applicable regulatory authorities in each state in which such approval is required.

  On January 24, 1995, the California Public Utilities Commission (the "PUC") determined that the Company was operating as a reseller of long-distance services in California without the requisite state authorization. The PUC assessed a fine against the Company and required that the Company pay the fees required to be collected by telecommunications providers for the services it rendered during the period it operated without authorization. The Company has since remitted all sums required and obtained the requisite authorization to operate as a reseller in California.

  The vast majority of states also require the Company to file and maintain detailed tariffs listing their rates for intrastate service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, assignments of carrier assets, including customer bases, carrier stock offerings and incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, canceled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations and policies of the state regulatory authorities.

  INTERNATIONAL. The Company's international callback and reorigination products and services are subject to the jurisdiction of many regulators. The FCC has imposed certain restrictions on international callback and reorigination providers, including the requirement that licensees provide service in a manner consistent with the laws of the countries in which they operate. Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and the interpretation and enforcement of such laws and regulations vary and are often based on the informal views of the local ministries which, in some cases, are subject to influence by the local PTTs. In addition, since the Company's callback and reorigination products and services effectively bypass the local telephone system, regulators in certain countries have objected to callback and reorigination services, and some countries have declared such services illegal. Based on information made available by the FCC, the Company believes that the following countries have prohibitions on callback services: Oman, People's Republic of China, Colombia, Ecuador, Honduras, Hungary, India, Indonesia, Netherlands Antilles, Peru, Philippines, Saudi Arabia, Tanzania, Uruguay, and Venezuela. In addition, other countries or their PTTs have publicly indicated that at least some form of callback service was not permitted in their respective countries.The Company does not derive material revenues from callback and reorigination services to customers located in any of such countries. In certain countries which have prohibited the provision of services through the automatic callback access method utilized by the Company, such as Thailand and Netherland Antilles, the Company has discontinued or modified certain of its services in such countries. Existing or future regulations in other countries could also have similar consequences. In addition, MCI Communications Corporation has filed a petition with the FCC that challenges the legality of reorigination. Such petition is currently pending. The Company generates a significant portion of its monthly international revenue from customers originating calls in Japan, Germany, Argentina, France, Hong Kong and Taiwan. In 1994, approximately 45% of the Company's total revenues was derived from customers located outside the U.S. That percentage increased to 69% in 1995, and to 72% in the first nine months of 1996. In the event that any of these countries prohibited the Company's services or regulated the pricing or profit levels of such services, the Company's business, results of operations and financial condition could be materially adversely affected. At this time, the Argentine government is attempting to provide sufficient information to demonstrate to the FCC's satisfaction that call reorigination is unlawful in Argentina. Although the Company believes that the probability that the FCC would rescind the Company's grant of authority to provide callback and reorigination services for failure to comply with non-U.S. law is unlikely, such action by the FCC would have a material adverse effect on the Company's business. The Company intends to expand its international service offerings to continue to be competitive as new markets are opened and rates in these countries are reduced. To facilitate this expansion, the Company may deploy additional switching facilities located in a number of countries. As a result, the Company will be directly subject to regulation in an increasing number of countries, and there can be no assurance that such regulation will not have a material adverse effect on the Company's business, results of operations and financial condition.

  In addition, there can be no assurance that the Company has accurately interpreted or will accurately predict the interpretation of applicable laws and regulations or regulatory and enforcement trends in a given jurisdiction or that the Company will be found to be in compliance with all such laws and regulations. Failure to interpret accurately the applicable laws and regulations and the mode of their enforcement in particular jurisdictions, could cause the Company to lose, or be unable to obtain, regulatory approvals necessary for it to be able to provide certain services in such jurisdictions or to use certain of its transmission methods. Such failure could result in significant monetary penalties imposed against the Company.

 INTERNET

  Internet access providers are generally not regulated under the laws and regulations governing the U.S. telecommunications industry. Except for regulations governing the ability of the Company to disclose the contents of communications by its customers and a provision of the 1996 Telecommunications Act that is the subject of current constitutional challenge and the enforcement of which has been enjoined by the U.S. District Court for the Eastern District of Pennsylvania, there are currently no U.S. government imposed limitations or guidelines pertaining to customer privacy or the pricing, service characteristics or capabilities, geographic distribution or quality control features of Internet access services. However, proposed regulations at the FCC would require discounted Internet connectivity rates for schools and libraries. In addition, certain localities have imposed a tax on companies that connect customers to the Internet, and other localities may impose similar taxes. There also exists the risk that a U.S. governmental policy for the data network access industry could be implemented by executive order, legislation or administrative order. If such a policy is adopted, it could have a material adverse effect on the Company. Also, a petition pending before the FCC urges the FCC to regulate as telecommunications services voice services utilizing the Internet. The Company cannot predict the impact, if any, that future regulation or regulatory changes may have on its Internet access business. The 1996 Telecommunications Act imposes criminal liability on persons sending or displaying in a manner available to minors indecent material on an interactive computer service such as the Internet and on an entity knowingly permitting facilities under its control to be used for such activities. The ultimate interpretation and enforcement of this law is uncertain, but this legislation may decrease demand for Internet access, chill the development of Internet content or have other adverse effects on Internet access providers such as the Company. In addition, in light of the uncertainty attached to interpretation and application of this law, there can be no assurances that the Company would not have to modify its operations to comply with the statute, including prohibiting users from maintaining home pages on the Web. Certain foreign countries may in the future regulate Internet access or electronic commerce in their respective countries. The Company cannot predict the outcome of current or future FCC proceedings or of pending amendments to international copyright conventions and U.S. copyright law that would make the Company liable for the copyright violations of its customers transmitting information over the Internet.

  Depending on the outcome of FCC rulemakings required by the 1996 Telecommunications Act, the Company could be subjected to additional regulatory requirements, including that it contribute some portion of its telecommunications revenues to a universal service fund, and to increased competition and interconnections costs. If the LECs are no longer required to provide equal access for origination and termination of calls by customers of long distance companies such as the Company, or if the fees charged for such access services change, particularly if changed to allow variable pricing of such fees based upon volume, such changes could have a material adverse effect on the Company's business, financial condition and results of operations. In the event that the Company is not able to provide the services it is presently providing or intends to provide, or to use existing or contemplated transmission methods due to the application of laws and regulations that prohibit such services or transmission methods or due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for whatever other reason related to regulatory compliance or the lack thereof, the Company's business could be materially adversely affected. There can be no assurance that any number of the Company's services or transmission methods will not be prohibited or become more costly in its current and proposed markets. Depending upon the countries in which such prohibition occurs, there could be a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Governmental Regulation."

EMPLOYEES

  As of October 15, 1996, the Company had 235 employees, including 56 in research and development, 22 in marketing and sales and 157 in corporate, administration. These employees are located in the Company's principal facilities as follows: 167 in the Company's Petaluma, California offices, 61 in the Company's San Francisco, California offices, four in the Company's Stamford, Connecticut offices, with three additional home office employees in Chicago, Illinois. None of the Company's employees are represented by unions, and the Company believes that its employee relations are good.

FACILITIES

  The Company's principal executive offices are located in San Francisco, California, where the Company leases approximately 20,500 square feet under two leases expiring in December 1997 and December 2001. The Company leases approximately 41,750 square feet of office space in Petaluma, California under a lease expiring in July 2001. In addition, the Company has entered into leases to house switches in Frankfurt, Germany; London, U.K.; Newark, New Jersey; San Francisco, California; Stockholm, Sweden; and Paris, France. Most of the Company's Internet-oriented functions are housed at the Company's San Francisco location. The Company has also entered into a lease for approximately 1,000 square feet in Stamford, Connecticut, expiring in January 1998. The Stamford facility houses certain of the Company's interactive development sales channels. In addition, as a result of the acquisitions of scruz-net, inc. and DNA New Media Group, Inc., the Company leases an aggregate of approximately 5,600 square feet of office space in Santa Cruz, California and Chicago, Illinois which house its Internet Service Provider business and certain marketing communications functions.

LEGAL PROCEEDINGS

  One of the Company's former sales affiliates and current competitors has brought suit against the Company in Federal District Court for the Northern District of California. The former sales affiliate has made a number of claims, including breach of contract and misappropriation of trade secrets and seeks compensatory and punitive damages. In addition, in connection with such action, the former affiliate's foreign sub-affiliate has brought suit against both the former sales affiliate and the Company which suit is pending in Federal District Court for the District of Iowa. The foreign sub-affiliate has claimed violation of RICO, intentional interference with the prospective economic advantage of his customers (who are end-users of the Company's services provided through the former sales affiliate) and an open accounting for amounts allegedly owed to the foreign sub-affiliate. The foreign sub-affiliate seeks compensatory damages in excess of $1 million, as well as punitive damages and certain injunctive relief. The Company has filed a motion to dismiss the RICO claim brought by the foreign sub-affiliate against the former affiliate and the Company. The court has granted the former affiliate's motion with respect to dismissing the RICO claim and the Company expects a similar ruling from the court. The Company believes these suits are without merit and intends to vigorously defend the suits. See "Risk Factors-- Risks Associated with Federal Court Litigation."

  A former sales affiliate of the Company filed an informal complaint with the FCC in June 1995 alleging the Company engaged in wrongful billing practices. The Company believes these claims are without merit and is seeking to have such complaint dismissed by the FCC.

  A former consultant of MTC International filed a complaint against MTC International in the California Superior Court in August 1996. The complaint for declaratory relief, breach of contract and fraud alleges that MTC International failed to permit the former consultant to exercise certain stock options granted to him by MTC International which represent the equivalent of 450,000 shares of NetSource Common Stock. The Company believes this action is without merit and intends to vigorously defend the suit.

  In addition to the foregoing, from time to time individual customers file complaints with various state and federal regulatory agencies, including the California Public Utilities Commission, the Federal Trade Commission, the FCC and State Attorneys General relating to rate and quality of service issues. There can be no assurance that the Company will prevail in any such proceedings or in any of the above-described disputes.

REORGANIZATION

  NetSource, which was incorporated in Delaware on November 20, 1995, succeeded to the businesses of MTC Telemanagement Corporation, a California corporation ("MTC Telemanagement"), MTC International, Inc., a Nevada corporation ("MTC International"), and Transphere Interactive, Inc. ("Transphere Interactive") and Transphere International, Inc. ("Transphere International"), each California corporations, pursuant to a series of reorganization transactions consummated on June 28, 1996 and described below (the "Reorganization"). MTC Telemanagement commenced operations in October 1988 as a switchless reseller of long-distance services in the U.S. MTC International was formed in March 1993, as a provider of reorigination "call back" telecommunications services in the international telecommunications market. Transphere International, an advertising and marketing communications Company, was formed in 1983, while Transphere Interactive was formed in August 1995, to provide services related to the Internet, with a focus on Web-site design and enabling Web-based electronic commerce on the Internet. In June 1996, Transphere International and Transphere Interactive merged into NetSource Interactive Services, Inc., a Delaware corporation ("NetSource Interactive").

  The Exchange. Pursuant to the Reorganization, the Company exchanged shares of its Common Stock and options to purchase its Common Stock for the outstanding shares of common stock and options to purchase common stock of MTC Telemanagement and MTC International. The exchange described in the foregoing sentence is referred to as the "Exchange." Upon the consummation of the Exchange, MTC Telemanagement and MTC International each became wholly-owned subsidiaries of the Company.

  The Merger. Immediately after consummation of the Exchange, and pursuant to an Agreement and Plan of Reorganization by and between NetSource Interactive and the Company (the "Merger Agreement"), NetSource Interactive merged into the Company (the "NetSource Merger"). The Company was the surviving corporation in the NetSource Merger and issued shares of its Common Stock and options to purchase its Common Stock in exchange for the outstanding shares of and options to purchase common stock of NetSource Interactive.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

 EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company:

NAME                     AGE POSITION
----                     --- --------
Edward A. Brinskele.....  41 Chairman of the Board and Chief Executive Officer
Charles Schoenhoeft.....  39 Vice Chairman of the Board and President
Gary R. Anderson........  49 Executive Vice President and Chief Financial Officer
Gregory A. Reznick......  41 Executive Vice President and Chief Operating Officer
Evan A. Kraus...........  38 Executive Vice President, Secretary and General Counsel
Kevin J.F. Paul.........  36 Managing Director, Europe
Michael J. Brinskele....  33 Executive Vice President, Global Network Services
Yoav Stern (1)(2).......  43 Director
Joshua G. Cooperman
 (1)(2).................  47 Director
Alex S. Vieux(1)........  39 Director
Yaron Eitan(2)..........  40 Director

--------
(1)Member of the Compensation Committee
(2)Member of the Audit Committee

 OTHER KEY EMPLOYEES

  The following table sets forth certain information regarding other key employees of the Company:

NAME                              AGE POSITION
----                              --- --------
N. Scott Dickson.................  34 Vice President and Corporate Controller
Andrew G. Salisbury..............  39 Vice President of Interactive Development
Ron Wolf.........................  45 Vice President of Software Technology
Jade Wong........................  33 Vice President of Marketing Communications

  EDWARD A. BRINSKELE has served as the Chairman of the Board and Chief Executive Officer of the Company since its formation in November 1995. In 1988, Mr. Brinskele founded MTC Telemanagement, and in 1992, he founded MTC International. He has served as Chairman of the Board and Chief Executive Officer of both companies since inception. Mr. Brinskele has been in the telecommunications industry for over 20 years. In 1985, Mr. Brinskele was involved with the start up of Centex Telemanagement, Inc., a telecommunications company, as Director of Engineering, where he was responsible for the design and engineering of all telecommunications facilities used by Centex. From 1974 through 1983, he worked for Harris Corporation, a manufacturer of telecommunications products and equipment, as a System Engineer. Mr. Brinskele has designed telecommunications networks for numerous domestic and international organizations, including MCI, American Express and the U.S. Department of Energy.

  CHARLES SCHOENHOEFT joined the Company in June 1996 as Vice Chairman of the Board and President. From 1984 to June 1996, Mr. Schoenhoeft was Chief Executive Officer and Chairman of the Board of Transphere International until its merger with the Company in June 1996. In July 1995, he founded Transphere Interactive which provided strategic planning and marketing commercial services for fast growth, international high technology companies, including Conner Peripherals, Fujitsu Microelectronics and Diamond Multimedia.

  GARY R. ANDERSON joined the Company in September 1996 as Chief Financial Officer and Executive Vice President. From April 1995 until April 1996, Mr. Anderson was Vice President and Chief Financial Officer of Air Net Communications, a manufacturer of base stations for wireless communications services. From June 1989 until January 1995, Mr. Anderson served as Senior Vice President and Chief Financial Officer of WYSE Technology, Inc., a manufacturer of computer peripherals. Mr. Anderson is a Certified Public Accountant.

  GREGORY A. REZNICK has served as Executive Vice President and Chief Operating Officer of the Company since June 1996. In February 1996, Mr. Reznick joined Transphere Interactive as Executive Vice President and General Manager--Interactive and served in that capacity until the merger of Transphere Interactive into the Company in June 1996. From June 1995 until February 1996, he was President of Orchid Technology, a computer peripherals manufacturer, and from March 1993 until March 1995, he served as Vice President--Marketing of Media Vision Technology, Inc., a multimedia peripherals manufacturer. From 1990 until March 1993, he served as President on a full-time basis of Pivotal Research, a software developer.

  EVAN A. KRAUS has served as Executive Vice President, Secretary and General Counsel of the Company since June 1996. Mr. Kraus served as Vice President and Corporate Counsel of MTC Telemanagement since February 1996. Mr. Kraus has also served as Secretary of MTC International since April 1996. From January 1992 until February 1996, Mr. Kraus served as Vice President, General Counsel and Secretary for IASCO, a diversified international services company and as corporate counsel from December 1989 until January 1992.

  KEVIN J.F. PAUL has served as Managing Director, Europe since July 1996. From November 1995 until July 1996, Mr. Paul served as President and Chief Executive Officer of Applications of On-line Inc., an Internet based content delivery company. Mr. Paul served as Chief Executive Officer of V. Corp Ltd., a company specializing in investing in start-up companies from September 1993 until November 1995. From May 1991 to September 1993, Mr. Paul served as Chief Executive Officer of a division of Kent Technologies, a company engaged in the development of factory automation software.

  MICHAEL J. BRINSKELE has served as Executive Vice President--Global Network Services of the Company since June 1996 and manages all of the Company's global network operations including research, development and integration of new technologies, applications engineering and product development. From May 1992 until the present, Mr. Brinskele has also served as Vice President of Systems Engineering of MTC Telemanagement. From April 1991 until May 1992, he served as Vice President of Corporate Services of MTC Telemanagement. Mr. Brinskele joined MTC Telemanagement in March 1990 as Director of Customer Service and in this position was responsible for field sales and telecommunications consulting for major accounts until April 1991.

  YOAV STERN has served as a director of the Company since April 1996. Mr. Stern has been a Managing Partner of Helix Capital L.L.C., a merchant banking firm involved in investments and mergers and acquisitions with technology-led-businesses, since August 1995. Mr. Stern has served as Co-Chairman and Chief Executive Officer of Kellstrom Industries, Inc., a commercial jet engine reseller from its inception in December 1993 until June 1995 and has served as Co-Chairman of the Board since then. Mr. Stern was the Co-Chief Executive Officer, Co-President and a director of Bogen Communication International ("BCI") from March 1995 until August 1995, and since then he has served as a director and member of the BCI Board's Executive Committee. BCI is a public company involved in the business of voice processing and digital peripherals for PABX. From January 1993 to September 1993, Mr. Stern was President and from January 1992 until May 1995 a director of WordStar International, Inc., which was engaged in research and development and worldwide marketing and distribution of software for business and consumer applications and which was restructured and renamed Softkey International, Inc. From April 1989 to December 1992, Mr. Stern was Vice President of Business Development of Elron Electronic Industries Ltd., a multi-national publicly-traded holding company based in Israel that is engaged in operating and investing in high technology companies.

  JOSHUA G. COOPERMAN has served as a director of the Company since its formation in November 1995. Since October 1993 he has served as President and Chief Executive Officer and Vice President of Transocean Funding, Inc., a company engaged in municipal leasing and provision of financial advisory services. From December 1989 until October 1993, Mr. Cooperman was Vice President of Transocean Funding, Inc. From December 1994 until October of 1996, Mr. Cooperman was a Principal of Digital Wireless, a telecommunications marketing firm. From September 1988 until July 1992, Mr. Cooperman served in an of counsel position at the Boston law firm of Gaston & Snow.

  ALEX S. VIEUX has served as a director of the Company since November 1996. Mr. Vieux has served as Chairman of the Board of Directors of DASAR Inc., an information technology consulting company since 1989. Mr. Vieux is a member of the Board of Directors of Tandem Computer, Inc. Mr. Vieux has also served as a special advisor to the French Minister of Industry, a business correspondent for the French daily, Le Monde, and as an instructor in Economics at the Universite de Paris-La Sorbonne.

  YARON EITAN has served as a director of the Company since November 1996. Mr. Eitan is currently Chief Executive Officer and a founder of Geotek Communications, Inc., an international provider of wireless voice and data communications for businesses, which positions he has held since 1989.
Mr. Eitan has also been the Chairman of the Board at Geotek since October 1996. Prior to that, he served as President and Chief Operating Officer of Patlex Corporation, a manufacturer of electronic munitions fuses and transformers from 1985 to 1987. Prior to that, Mr. Eitan served as Executive Vice President of Reshef Technologies, Ltd., an electronic fuse manufacturer.

  N. SCOTT DICKSON has served as Vice President and Corporate Controller since October 1996. From June 1995 until April 1996, he served as Controller and from May 1996 to October 1996 he served as Vice President and Chief Financial Officer of Splash Studios, Inc., a company engaged in the development of interactive children's entertainment for CD-ROM and Internet applications. From November 1993 until June 1995 Mr. Dickson was a business consultant. He was Controller at Ballard Computer, Inc., a regional retailer of computer hardware, software and related accessories from December 1992 to October 1993. From July 1991 to December 1992, Mr. Dickson served as Controller at Sight & Sound Entertainment, Inc., a manufacturer and distributor of in-store television programming. From September 1985 until September 1990, Mr. Dickson served as a Senior Auditor at KPMG Peat Marwick LLP.

  ANDREW G. SALISBURY has served as Vice President of Interactive Development since April 1996. From July 1994 to March 1996, Mr. Salisbury was Vice President of Strategic Technology at Walker Interactive, a software applications company. From December 1993 to July 1994 he was the Chief Technology Officer of Marathon Systems, a client-server systems integration company. From November 1991 to December 1993, he was the Director of Systems Integration at Oracle Corporation, a database software company. From March 1986 to November 1991 Mr. Salisbury was a Director of Price Waterhouse LLP.

  RON WOLF has served as Vice President of Software Technology since June 1996. From February 1995 until June 1996 Mr. Wolf was Vice President, Technology for Transphere Interactive. Mr. Wolf held various engineering and executive positions at Gupta Corporation, a database software company, from April 1989 to February 1995, including Senior Director of Connectivity.

  JADE WONG has served as Vice President of Marketing Communications of the Company since June 1996. From September 1993 until June 1996, Ms. Wong served as General Manager of Transphere International and as Management Director of Transphere International from July 1992 until September 1993. She joined Transphere International as an Account Supervisor in March 1990.

  There are no family relationships among any of the Company's directors or executive officers, except that Edward A. Brinskele and Michael J. Brinskele are brothers.

  Currently, directors are elected for a term of one year or until their successor is elected, appointed and qualified. The Company's Certificate of Incorporation provides that, effective as of the date of the first regularly-scheduled annual meeting of stockholders following the closing of this offering, the Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. See "Delaware Anti-Takeover Law and Certain Charter Provisions--Anti-Takeover Effect of Certain Charter Provisions."

AUDIT COMMITTEE

  The Audit Committee consists of Messrs. Stern, Cooperman and Eitan. The Audit Committee makes recommendations to the Board regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's internal audit and control functions.

COMPENSATION COMMITTEE; COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee consists of Messrs. Stern, Cooperman and Vieux. The Compensation Committee administers the Company's stock option plans and makes recommendations to the Board concerning salaries and incentive compensation for employees and consultants of the Company.

DIRECTOR COMPENSATION

  The Company's non-employee directors currently receive $2,500 for attending each board meeting. There is no additional compensation to directors for attending the meetings of any committees on which they sit. In addition, board members are reimbursed for their out-of-pocket expenses incurred in attending committee meetings. The directors are eligible to receive stock option grants under the Company's 1996 Stock Option Plan.

EXECUTIVE COMPENSATION

  The following table sets forth, for the fiscal year ended December 31, 1995, all compensation earned for services rendered to the Company's predecessor corporations by the Company's Chief Executive Officer and the only other most highly compensated executive officer of the Company whose total compensation for 1995 exceeded $100,000 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                                    ANNUAL
                                                                 COMPENSATION
                                                                   IN 1995
                                                              ------------------
NAME AND PRINCIPAL POSITION                                   SALARY($) BONUS($)
---------------------------                                   --------- --------
Edward A. Brinskele(1)....................................... $240,000      --
  Chairman of the Board and Chief Executive Officer
Charles Schoenhoeft(2).......................................  120,000  100,000
  Vice Chairman of the Board and President

--------
(1) The amount shown does not include $239,664 paid to Mr. Brinskele in consideration of the license of a patent by Mr. Brinskele to MTC Telemanagement in 1995. See "Certain Transactions."
(2) Mr. Schoenhoeft was paid such compensation as an employee of Transphere International.

EMPLOYMENT AGREEMENTS


  The Company intends to enter into Employment Agreements with each of Edward Brinskele, Charles Schoenhoeft, Gary Anderson, Kevin Paul, Gregory Reznick, Evan Kraus and Michael Brinskele, for such persons to serve as Chief Executive Officer, President, Executive Vice President and Chief Financial Officer, Managing Director, Europe, Executive Vice President and Chief Operating Officer, Executive Vice President and General Counsel and Executive Vice President, Global Network Services, respectively, for terms and for salaries to be agreed upon. The Company contemplates that such agreements will include severance payments for terminations of employment during the terms of such agreements.

STOCK OPTION PLANS AND ARRANGEMENTS

 PREDECESSOR CORPORATION OPTIONS

  In connection with the Reorganization, on June 28, 1996, the Company assumed previously issued options to purchase shares of common stock of NetSource Interactive (the "Assumed Options"). The Assumed Options were originally granted by Transphere International, a predecessor corporation to NetSource Interactive, to employees of Transphere International at an exercise price equal to the fair market value of the shares on the respective dates of grant. All of the Assumed Options are nonstatutory stock options. The Assumed Options generally have terms of 10 years.

  In the event of certain changes in control of the Company, the option agreements for the Assumed Options require that such Assumed Options be assumed or an equivalent option substituted by the successor corporation; provided, however, if the Assumed Options are not so assumed or substituted, the optionees of the Assumed Options shall have the right to exercise the Assumed Options as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable. The Company may amend or terminate the Assumed Options only with the written consent of the optionees. As of the date of this Prospectus, there were outstanding Assumed Options to purchase 356,745 shares of Common Stock.

  In addition, on June 28, 1996, the Company issued nonstatutory options to purchase 225,000 shares of Common Stock to certain holders of MTC International in connection with the Reorganization in exchange for their options to purchase shares of MTC International. These options were originally granted by the Board of Directors of MTC International at an exercise price equal to the fair market value on the date of grant, and have a term of 10 years. The options contain terms relating to changes in control of the Company similar to those of the Assumed Options.

 1996 OMNIBUS EQUITY INCENTIVE PLAN

  In January 1996, the Company adopted its 1996 Omnibus Equity Incentive Plan (the "Omnibus Plan"), pursuant to which an aggregate of 6,075,000 shares of Common Stock were reserved for issuance to employees and consultants of the Company and its subsidiaries. The Omnibus Plan provides for awards of both nonstatutory stock options and incentive stock options within the meaning of
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or Common Stock in the future following the attainment of performance goals determined by the Board of Directors.

  The Omnibus Plan is administered by the Compensation Committee of the Board of Directors, which has the authority to select the persons to whom future awards will be made, to determine the nature and amounts of such awards and to interpret, construe and implement the Omnibus Plan.

  The exercise price of all incentive stock options granted under the Omnibus Plan must be at least equal to the fair market value of the shares of Common Stock on the date of grant. With respect to any participant possessing more than 10% of the voting power of the Company's outstanding capital stock, the exercise price of any option granted must be equal to at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The terms of all options granted under the Omnibus Plan may not exceed 10 years.

  The Omnibus Plan provides that in the event of a merger, reorganization or certain other events affecting the Common Stock, an adjustment shall be made in the number and class of stock deliverable under the Omnibus Plan and the shares subject to outstanding options, Stock Appreciation Rights and Restricted Stock Awards granted under the Omnibus Plan as the plan administrator, in its sole discretion, shall determine to be appropriate to prevent the dilution or diminishment of awards outstanding under the Omnibus Plan.

  As of the date of this Prospectus, there were outstanding options to purchase an aggregate of 2,200,335 shares of Common Stock under the Omnibus Plan. The Omnibus Plan has been terminated as to future grants but remains in place with respect to stock options already granted.

 1996 STOCK OPTION PLAN

  The Company's 1996 Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors in September 1996. A total of 1,950,000 shares of Common Stock have been reserved for issuance under the 1996 Plan. The 1996 Plan provides for the grant to employees of the Company (including officers and directors) of incentive stock options within the meaning of Section 422 of the Code, and for the grant of nonstatutory stock options to employees, directors and consultants of the Company. The 1996 Plan is administered by the Compensation Committee of the Board of Directors, which selects the optionees, determines the number of shares to be subject to each option and determines the exercise price of each option. The exercise price of all incentive stock options granted under the 1996 Plan must be at least equal to the fair market value of the Common Stock on the date of grant. The exercise price of all nonstatutory stock options granted under the 1996 Plan must be at least equal to 85% of the fair market value of the Common Stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of stock of the Company, the exercise price of any stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of the option must not exceed five years. The term of all other options granted under the 1996 Plan may not exceed 10 years.

  In the event of certain changes in control of the Company, the 1996 Plan requires that each outstanding option be assumed or an equivalent option substituted by the successor corporation; provided, however, if the options are not so assumed or substituted, each optionee shall have the right to exercise the option as to all or a portion of the stock subject thereto, including shares which would not otherwise be exercisable. Unless terminated sooner, the 1996 Plan will terminate ten years from its effective date. The Board has authority to amend, suspend, or terminate the 1996 Plan, provided no such action would impair the rights of the holder of any outstanding options without the written consent of such holder.

  As of the date of this Prospectus, there were outstanding options to purchase an aggregate of 1,022,400 shares of Common Stock under the 1996 Plan.

 1996 EMPLOYEE STOCK PURCHASE PLAN

  The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in October 1996. A total of 750,000 shares of Common Stock have been reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of offering periods of 24 months duration with new offering periods (other than the first offering period) commencing on or about May 14 and November 15 of each year. Each offering period will consist of four consecutive purchase periods of six months duration, with the last day of each period being designated a purchase date. The first such purchase period will commence on the effective date of the Company's initial public offering and continue through May 14, 1997, with subsequent purchase dates to occur every six months thereafter. The Purchase Plan is administered by the Board of Directors, or a committee named by the Board of Directors. Employees (including officers and employee directors) of the Company, or of any majority owned subsidiary designated by the Board, are eligible to participate if they are employed by the Company or any such subsidiary for at least 20 hours per week and more than five months per year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or the purchase date. If the fair market value of the Common Stock on a purchase date is less than the fair market value at the beginning of the offering period, a new 24 month offering period will automatically begin on the first business day following the purchase date with a new fair market value. Employees may end their participation in the Purchase Plan at any time during the offering period, and once during each offering period may decrease the rate of payroll deductions. Participation in the Purchase Plan ends automatically on termination of employment with the Company.

  The Purchase Plan provides that in the event of a merger of the Company with or into another corporation or a sale of substantially all of the Company's assets, each right to purchase stock under the Purchase Plan will be assumed or an equivalent right substituted by the successor corporation unless the Board of Directors shortens the offering period so that employees' rights to purchase stock under the Purchase Plan are exercised prior to the merger or sale of assets. The Board of Directors has the power to amend or terminate the Purchase Plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder. If not terminated earlier, the Purchase Plan will have a term of 10 years.

SECTION 401(K) PLAN

  In December 1995, MTC Telemanagement adopted a 401(k) Plan (the "401(k) Plan"), subsequently assumed by the Company, covering the Company's full-time employees located in the U.S. who have completed six months of service. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed limit ($9,500 in 1996) and to have the amount of such reduction contributed to the 401(k) Plan. The Board has approved an amendment to the 401(k) Plan to require an additional matching contribution by the Company on behalf of all participants in an amount equal to 10% of the employee's contribution, but only to the extent of the first 8% of the employee's compensation. The 401(k) Plan is intended to qualify under
Section 401(k) of the Internal Revenue Code so that contributions to the 401(k) Plan by employees or by the Company, and the investment earnings thereon, will not be taxable to employees until withdrawn from the 401(k) Plan and so that contributions by the Company, if any, will be deductible by the Company when made.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock repurchase or redemptions or
(iv) any transaction from which the director derived an improper personal benefit.

  The Company's Bylaws provide that the Company shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

  The Company has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and executive offices for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

                             CERTAIN TRANSACTIONS

AGREEMENTS WITH MTC INFORMATION SYSTEMS, INC.

  In January 1994, MTC Information Systems, Inc. ("Information Systems"), a California corporation owned by Edward A. Brinskele, the Chairman of the Board, Chief Executive Officer and currently a 42% stockholder of the Company, and Roger Sheppard, currently an 18% stockholder of the Company, entered into a sublease with the Company's wholly-owned subsidiary, MTC Telemanagement, for the Company's offices in Petaluma, California. Information Systems charged MTC Telemanagement the same rate that it was paying to the lessor. In October 1996, Information Systems and MTC Telemanagement terminated the sublease and assigned the lease to the Company so that the Company currently leases the property directly from the lessor. Additionally, Information Systems has assigned to the Company certain leases for equipment space and an equipment lease to which Information Systems was previously a party.

AGREEMENT WITH AIR TRAFFIC MANAGEMENT SERVICES, INC.

  In July 1995, MTC Telemanagement entered into a five year sales/distribution, license and services and facilities agreement with Air Traffic Management Services, Inc. ("Air Traffic"), an overnight delivery and shipping management services company, which at the time was owned equally by Mr. Brinskele and Mr. Sheppard. Pursuant to the agreement, MTC Telemanagement
(i) sold and distributed a product and management service owned by Air Traffic; (ii) performed services to run the day-to-day operations of Air Traffic; (iii) provided Air Traffic facilities; and (iv) licensed to Air Traffic certain billing software. Under the agreement, Air Traffic paid MTC Telemanagement a monthly base charge and commission. Payments received from Air Traffic for the years ended December 31, 1993, 1994, and 1995 and for the nine months ended September 30, 1996, were $662,000, $1,516,000, $2,413,000 and $1,620,000, respectively. The Company had receivables from Air Traffic as of December 31, 1993, 1994, and 1995, and September 30, 1996, in the amount of $112,000, $687,000, $288,000 and $547,000, respectively. Mr. Brinskele has disposed of his entire interest in Air Traffic.

  In November, 1996, MTC Telemanagement, Air Traffic, Roger Sheppard and The Dobson Acquisition Corp. entered into an Asset Purchase Agreement under which Air Traffic sold all of its air courier service business assets and MTC Telemanagement released its rights to certain assets that it used to operate such service business. Concurrently with the execution of the aforementioned Asset Purchase Agreement, MTC Telemanagement entered into a Settlement Agreement with Air Traffic and Roger Sheppard pursuant to which the facilities and services agreement was terminated, and MTC Telemanagement indemnified Air Traffic and Roger Sheppard for certain Asset Purchase Agreement representations. In connection with the agreements, MTC Telemanagement received payment of $547,000 and expects to receive additional payments by December 31, 1996. The Air Traffic arrangement was terminated as a result of the fact that the arrangement generated minimal revenues, the services provided were unrelated to the Company's primary telecommunications product offerings and the sale of the Air Traffic product and management service owned by Air Traffic utilized sales channels incompatible with the Company's existing sales channels for its telecommunications products.

MERGER AND ACQUISITION ADVICE AGREEMENT

  NetSource is a party to an agreement with Helix Capital L.L.C. dated April 15, 1996 ("Helix") pursuant to which Helix provides merger and acquisition, financing and strategic advisory services to the Company and has a term of eighteen months, which may be extended by mutual consent. The agreement originally provided that Helix would receive a non-refundable retainer of $7,500 per month for the first three months, and that the amount would increase to $10,000 per month for one year following the completion of the sale of the Notes in June 1996. In October 1996, recognizing additional efforts in the financial integration of certain acquisitions not contemplated in the original agreement, the retainer was increased to $17,500 per month. The agreement also provides that the parties will agree upon fees for specific merger and acquisition activities at a later stage. Yoav Stern, a director of the Company, is a member of the managing partner of Helix and has a 33% equity ownership interest in Helix. The Company believes that the terms of the Helix agreement are comparable to those that the Company could have obtained in arms-length bargaining with an unrelated third party.

PATENT ASSIGNMENT AGREEMENT

  Pursuant to an agreement dated May 30, 1996, Edward A. Brinskele has assigned to the Company all of his rights, title and interest in and to two U.S. patents and corresponding patent applications pending in certain foreign countries. The patents relate to the global least cost routing function of the Company's CCSA technology. See "Business--Technology and Intellectual Property." Mr. Brinskele has been paid an aggregate of approximately $409,000 between January 1994 and May 1996 in consideration of a prior license of the patents. The patents expire in November 2012 and September 2013.

LOAN TO EDWARD A. BRINSKELE

  During the period from January 1992 through November 1993, the Company made payments to third parties on behalf of Edward A. Brinskele in the aggregate amount of $249,000. The balance bears interest at the prime rate and is due no later than June 1997.

CANCELLATION AND GRANT OF OPTIONS

  Pursuant to a Settlement and Release Agreement, effective in June 1996, Edward A. Brinskele and Roger Sheppard each consented to the rescission of options held by them to purchase 112,500 shares each of Common Stock. Pursuant to this agreement, the Company agreed to issue options for an aggregate of 225,000 shares of the Common Stock of the Company to certain other stockholders of the Company.

ROGER SHEPPARD SETTLEMENT AGREEMENT

  Pursuant to a Settlement and Release Agreement between the Company and Roger Sheppard effective in June 1996, Mr. Sheppard was paid a severance payment of $150,000 plus accrued salary and benefits arising out of his former employment with the Company.

STOCK ISSUANCE TO EDWARD A. BRINSKELE

  In March 1995, the Company issued Mr. Brinskele an aggregate of 88,410 shares of Common Stock in consideration of the transfer by Mr. Brinskele of an aggregate of 25,260 shares to two employees of the Company in March 1992 and the transfer of 56,835 shares to one employee in July 1993. Such transfers were originally made by Mr. Brinskele on the Company's behalf because the Company did not have sufficient authorized option shares to issue to such employees at the times such grants were made.

  See also "Business--Reorganization."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding common stock as of September 30, 1996, and as adjusted to reflect the sale of the securities offered by the Company in the offering made hereby, (i) by each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each of the Company's directors and executive officers who hold vested options within 60 days of September 30, 1996 and
(iii) all directors and executive officers as a group. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table, based on information provided by such persons, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                      PERCENTAGE OF SHARES
                                                     BENEFICIALLY OWNED(1)
                                 NUMBER OF SHARES ----------------------------
 NAME AND ADDRESS OF BENEFICIAL    BENEFICIALLY      BEFORE         AFTER
             OWNER                   OWNED(1)     THE OFFERING THE OFFERING(2)
 ------------------------------  ---------------- ------------ ---------------
Edward A. Brinskele ............     6,929,369(3)    42.47%         34.96%
444 Spear St., Suite 200
San Francisco, CA 94105
Charles Schoenhoeft ............     3,082,035       19.28          15.82
444 Spear St., Suite 200
San Francisco, CA 94105
Roger Sheppard .................     3,021,585(4)    18.51          15.24
14 Bracken Court
San Rafael, CA 94901
Michael J. Brinskele............       102,630(5)      *              *
Gregory A. Reznick..............        81,135(6)      *              *
Yoav Stern......................       190,770(7)     1.19            *
Joshua G. Cooperman.............           --          --             --
Yaron Eitan.....................           --          --             --
Alex Vieux......................           --          --             --
All officers and directors as a
 group (11 persons).............    10,477,255(8)    63.20%         52.18%

--------
 * Under 1%
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after September 30, 1996, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.
(2) Assumes no exercise of the Underwriters' over-allotment option to purchase
    up to an aggregate of      shares of Common Stock of the Company.

(3) Includes 337,500 shares issuable pursuant to stock options and exercisable within 60 days of September 30, 1996 and 98,412 shares transferred to a stockholder of the Company in October 1996.

(4) Includes 337,500 shares issuable pursuant to stock options and exercisable within 60 days of September 30, 1996.

(5) Includes 90,000 shares issuable pursuant to stock options and exercisable within 60 days of September 30, 1996.

(6) Constitutes shares issuable pursuant to stock options and exercisable within 60 days of September 30, 1996.

(7) Constitutes shares held by Helix Capital L.L.C., of which Mr. Stern is a managing partner and of which he holds a 33% equity ownership interest, as to which shares he disclaims beneficial ownership.

(8) Includes 607,037 shares issuable pursuant to stock options and exercisable within 60 days of September 30, 1996.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $0.001 per share.

COMMON STOCK

  As of September 30, 1996, there were 15,978,074 shares of Common Stock issued and outstanding and held of record by 15 stockholders.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except that upon giving of a notice required by law, stockholders may cumulate the votes in elections of directors. Upon the Company's having 800 stockholders, stockholders shall no longer have such cumulative voting rights. The holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities. The holders of Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors has authority to issue up to 10,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. As of the date of this Prospectus, no shares of Preferred Stock are outstanding, and the Company has no present plan to issue shares of Preferred Stock.

NOTES AND WARRANTS

  In June 1996, the Company issued the Notes in the aggregate principal amount of $20 million, together with the Warrants, to 42 foreign investors. The Notes bear interest at the rate of 10% per annum, and interest is due semi-annually. Principal and all accrued and unpaid interest under the Notes is due and payable in full in June 1998. The Notes may be prepaid by the Company after June 1997. The number of shares of Company Stock into which the Notes are convertible and the conversion price are based on the per share initial public offering price to the public of the Registrant's Common Stock. Assuming an offering price of $14 per share in this offering, the Notes will be convertible into an aggregate of 2,040,816 shares of Common Stock at a conversion price of $9.80 per share or 70% of such offering price. The number of shares into which the Warrants are exercisable and the exercise price are based on the per share initial public offering price to the public of the Registrant's Common Stock. Assuming an offering price of $14 per share in this offering, the Warrants will be exercisable for an aggregate of 163,265 shares of Common Stock at an exercise price of $9.80 per share, or 70% of such offering price.

TRANSFER AGENT AND REGISTRAR

  The Company's transfer agent and registrar is ChaseMellon Shareholder
Services.

REGISTRATION RIGHTS

  If the Company at any time proposes to register any of its securities under the Securities Act (other than a registration effected solely to implement an employee benefit plan, a transaction to which Rule 145 of the Commission is applicable or any other form or type of registration in which "Registrable Securities" (as defined below) cannot be included pursuant to Commission regulation, rule or practice), then optionees whose stock options were assumed or substituted in the Reorganization (who hold in the aggregate options to purchase 2,213,700 shares of Common Stock) have been granted certain piggyback registration rights with respect to the Common Stock issuable upon exercise of their options (the "Registrable Securities"), subject to (i) termination at such time that all shares of Registrable Securities held or entitled to be held upon conversion by such holders may be publicly sold under Rule 144 or any applicable exemption or registration statement during any three month period and (ii) cutback if the underwriter managing such registration notifies the holders of Registrable Securities in writing that market or economic conditions limit the amount of securities which may reasonably be expected to be sold or that inclusion of such Registrable Securities would jeopardize the success of the offering. In addition, the Company has granted the shareholders of scruz-net and DNA piggyback registration rights similar to those of the optionees discussed above. See "Business--Recent Developments," "-- Reorganization" and "Shares Eligible for Future Sale."

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

  ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offer at a price above the then current market value of the Common Stock. Such provisions may also inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. The Company is also afforded the protections of
Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of the Company or could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. In addition, the Board of Directors has authority to issue up to 10,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Company's Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. No shares of Preferred Stock are outstanding as of the date of this Prospectus. The Company has no present plan to issue shares of Preferred Stock. The Company's Certificate of Incorporation provides that, effective as of the date of the first regularly-scheduled annual meeting of stockholders following the closing of the offering, the Board of Directors will be divided into three classes of directors serving staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year.

                        SHARES ELIGIBLE FOR FUTURE SALE

  No prediction can be made as to the effect, if any, that market sales of the Company's Common Stock or the availability of the Company's Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock of the Company in the public market after the restrictions described below lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering (assuming no exercise of the Underwriters' over-allotment option), the Company will have outstanding 19,478,074 shares of Common Stock (based on shares outstanding as of the date of this Prospectus). Commencing 180 days after the date of the Prospectus, upon the expiration of lock-up agreements with the Company and the Underwriters, approximately 15,978,074 of such shares of Common Stock will be eligible for immediate sale in the public market pursuant to the exemption from registration contained in
Section 3(a)(10) of the Securities Act, subject in some cases to compliance with certain volume limitations and other restrictions under Rule 144.

  The Company currently has outstanding $20 million principal amount Notes, together with the Warrants which were issued pursuant to Regulation S under the Securities Act. The Notes are convertible into and the Warrants are exercisable for Common Stock at the option of the holders thereof after the earlier of December 31, 1996 or completion of the Company's initial public offering. All of such shares are subject to 180 day lock-up agreements with the Company. If the offering is completed prior to December 31, 1996, the price per share into which the Notes are convertible and the exercise price of the Warrants will each be 70% of the initial public offering price per share. Assuming that the offering is completed on or before December 31, 1996 and the initial public offering price is $14 per share, the maximum number of shares that would be issuable upon conversion of the Notes and exercise of the Warrants would be 2,204,081. In the event that the offering is not completed prior to December 31, 1996, the conversion price would be $5.40 per share, subject to adjustment, such that a maximum of 4,000,000 shares of Common Stock would be issuable upon exercise or conversion. The shares issuable upon conversion of the Notes and exercise of the Warrants will become eligible for sale in the public market in June 1997 following expiration of the lock-up agreements.

  In connection with the issuance of the Notes and Warrants, a warrant identical to the Warrants described above was issued for an aggregate of 147,959 shares of Common Stock to the placement agent for the financing described above. Such warrant has the same exercise price as the warrants described above. Such shares will become eligible for sale in the U.S. following expiration of the lock-up agreements.

  There are outstanding options for an aggregate of 3,579,480 shares of Common Stock issued under the Company's Omnibus Plan and 1996 Plan or assumed as a result of the Reorganization, all of which shall be subject to lock-up agreements referenced above and 1,976,707 of which shall be vested and exercisable after expiration of the lock-up agreements and eligible for sale in the public market. Following the completion of this offering, the Company intends to file a Form S-8 Registration Statement with the Commission in order to register all of such shares and, in addition, the remaining shares reserved for issuance under the 1996 Stock Plan and 1996 Employee Stock Purchase Plan. Options to purchase an aggregate of an additional 225,000 shares of Common Stock are currently outstanding, which were issued in connection with the Reorganization and which will become eligible for sale in the U.S. only after the exercise price is paid and the two-year holding period under Rule 144 has elapsed.

  In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including the holding period of any securities which converted into the Restricted Shares and including the holding period of any prior owner except an affiliate, will be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (194,780 shares immediately after this offering assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at the time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding non-affiliated holders), will be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by the Company before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this Prospectus (unless subject to the contractual restrictions described above), may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates of the Company under Rule 144 without compliance with its two-year minimum holding period requirements.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                      FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to U.S. federal income tax on a net income tax basis in respect of income or gain from Common Stock (a "non-U.S. holder"). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations thereunder, and administrative and judicial interpretations as of the date hereof, all of which may be changed. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as life insurance companies and dealers in securities). Nor does it address tax consequences under the laws of any state, municipality or other taxing jurisdiction or under the laws of any country other than the U.S.

  Prospective holders should consult their own tax advisors about the particular tax consequences to them of holding and disposing of Common Stock.

DIVIDENDS

  Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the U.S. (or alternatively are attributable to a U.S. permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. income tax on a net income basis in respect of such dividends). Such "effectively connected" dividends, or dividends attributable to a permanent establishment, are subject to tax at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations, and are not generally subject to withholding. Effectively connected dividends received by a non-U.S. corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the U.S.

  Under current U.S. Treasury regulations, dividends paid to an address outside the U.S. in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding tax. Under current interpretation of U.S. Treasury regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the U.S. are not currently required to file tax forms to obtain the benefit of an applicable treaty rate. Under U.S. Treasury regulations that are proposed to be effective for distributions after 1997 (the "Proposed Regulations"), to claim the benefits of a tax treaty a non-U.S. holder of Common Stock would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

  If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the U.S. Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the U.S., (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iii) the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates, or
(iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and, if the Common Stock is regularly traded on an established securities market, the non-U.S. holder held, directly or indirectly, at any time during the 5-year period ending on the date of disposition (or such shorter period that such shares were held) more than 5% of the Common Stock. The Company has not been and does not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence. Dividends not subject to withholding tax may be subject to backup withholding if the non-U.S. holder is not an "exempt recipient" and fails to provide a tax identification number and other information to the Company. Under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

  If the proceeds of a disposition of Common Stock are paid over by or through a U.S. office of a broker, the payment is subject to information reporting and possible backup withholding at a 31% rate unless the disposing holder certifies under penalties of perjury as to his name, address, and non-U.S. holder status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirement will not apply to a payment of disposition proceeds if the payment is made outside the U.S. through a non-U.S. office of a broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the U.S. if (A) the payment is made through an office outside the U.S. of a broker that either (i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S. or (iii) is a "controlled foreign corporation" for U.S. federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

FEDERAL ESTATE TAXES

  Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                               UNDERWRITING

  The U.S. Underwriters named below, for whom Deutsche Morgan Grenfell Inc. is acting as the representative, and the International Underwriters named below, for whom Morgan Grenfell & Co., Limited is acting as the representative, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement to purchase from the Company the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                        NUMBER OF
   U.S. UNDERWRITERS                                                     SHARES
   -----------------                                                    ---------
   Deutsche Morgan Grenfell Inc........................................
                                                                        ---------
     Subtotal..........................................................
                                                                        =========
   INTERNATIONAL UNDERWRITERS
   --------------------------
   Morgan Grenfell & Co., Limited......................................
                                                                        ---------
     Subtotal..........................................................
                                                                        =========
       Total........................................................... 3,500,000
                                                                        =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

  The U.S. Underwriters and the International Underwriters have entered into an Agreement between U.S. and International Underwriters (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  Under the terms of the Intersyndicate Agreement, the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are U.S. persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to any non-U.S. persons except, in each case, for transactions pursuant to the Intersyndicate Agreement. As used herein, "U.S. person" means any national or resident of the U.S., or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the U.S. or of any political subdivision thereof (other than a branch located outside of the U.S. of any U.S. Person) and shall include any U.S. branch of a person who is otherwise not a U.S. person.

  The Underwriters propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Price to Public and Underwriting Discount will be identical in the U.S. and international offerings. The Underwriters may allow to selected dealers (who may include the
Underwriters) a concession of not more than $    per share. The selected
dealers may reallow a concession of not more than $    to certain other
dealers. After the initial public offering, the price and concessions and re-allowances to dealers and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

  The Company has granted an option to the Underwriters to purchase up to a maximum of 525,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the offering.

  Each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock offered hereby if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

  Pursuant to the Intersyndicate Agreement, each International Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock offered hereby, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of such shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each International Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock offered hereby a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada or to, or for the benefit of, any resident of Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares of Common Stock a notice to the foregoing effect.

  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Company has entered into an additional agreement with the Underwriters pursuant to which, in the event the offering contemplated by this Prospectus is consummated, the Company will pay reasonable, itemized out-of-pocket expenses (including reasonable fees and expenses of counsel) of the Underwriters in the offering, of up to $200,000.

  In connection with the offering, the Company and the directors and executive officers of the Company and all other holders of the Company's securities have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Deutsche Morgan Grenfell Inc.

  Deutsche Bank Aktiengesellschaft, an affiliate of Deutsche Morgan Grenfell Inc. and Morgan Grenfell & Co., Limited, holds $100,000 in principal amount of the Company's Notes and related Warrants convertible into 816 shares of Common Stock, assuming an initial public offering price of $14 per share.

  Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations among the Company and the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the market prices of securities of publicly traded companies engaged in activities somewhat similar to those of the Company, the Company's financial and operating history and condition, estimates of the business potential of the Company and the present state of the Company's development.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain matters will be passed upon for the Company by Pezzola & Reinke, A Professional Corporation, Oakland, California, and for the Underwriters by Latham & Watkins, San Francisco, California.

                                    EXPERTS

  The consolidated financial statements and schedule of NetSource Communications, Inc. and subsidiaries as of December 31, 1994 and 1995 and September 30, 1996 for each of the years in the three-year period ended December 31, 1995 and nine months ended September 30, 1996 have been included in this Prospectus and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-1, including amendments thereto, under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon the payment of the prescribed fees. Such materials may also be obtained from the Commission's Web site at http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent auditors and quarterly reports containing consolidated financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES                             ----
 Independent Auditors' Report..............................................  F-2
 Consolidated Balance Sheets as of December 31, 1994, 1995, and September
  30, 1996 ................................................................  F-3
 Consolidated Statements of Operations for the Years Ended December 31,
  1993, 1994, and 1995, and the Nine Months Ended September 30, 1995 (unau-
  dited) and 1996..........................................................  F-4
 Consolidated Statements of Stockholders' Deficit for the Years Ended De-
  cember 31, 1993, 1994, and 1995, and the Nine Months Ended September 30,
  1996.....................................................................  F-5
 Consolidated Statements of Cash Flows for the Years Ended December 31,
  1993, 1994, and 1995, and the Nine Months Ended September 30, 1995 (unau-
  dited) and 1996..........................................................  F-6
 Notes to Consolidated Financial Statements................................  F-7
MTC JAPAN LTD.
 Independent Auditors' Report.............................................. F-26
 Balance Sheet as of December 31, 1995..................................... F-27
 Statement of Operations for the Period from Inception (March 22, 1995) to
  December 31, 1995........................................................ F-28
 Statement of Stockholders' Deficit for the Period from Inception (March
  22, 1995) to December 31, 1995........................................... F-29
 Statement of Cash Flows for the Period from Inception (March 22, 1995) to
  December 31, 1995........................................................ F-30
 Notes to Financial Statements............................................. F-31

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
NetSource Communications, Inc. and subsidiaries:

  We have audited the accompanying consolidated balance sheets of NetSource Communications, Inc. and subsidiaries ("the Company") as of December 31, 1994 and 1995 and September 30, 1996, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 1995 and for the nine months ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NetSource Communications, Inc. and subsidiaries as of December 31, 1994 and 1995 and September 30, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

San Francisco, California

November 13, 1996,
except as to Note
14(b) which is as of
November 20, 1996.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                   DECEMBER 31,
                                                  ---------------  SEPTEMBER 30,
                     ASSETS                        1994     1995       1996
                     ------                       -------  ------  -------------
Current assets:
 Cash and cash equivalents......................  $ 1,274     497      4,900
 Short-term investments.........................      --      --       3,496
 Trade receivables, less allowances of $1,319,
  $1,496, and $1,500, respectively..............    9,291   7,062      7,501
 Due from joint ventures, less allowances of $
  -- , $ -- , and $493, respectively............      --      688      2,981
 Due from officer...............................      --      --         249
 Other receivables, less allowances of $607,
  $950, and $457, respectively..................      840     485        617
 Costs in excess of billings on uncompleted pro-
  jects.........................................       94     162        153
 Prepaid expenses and other current assets......      330     892        286
                                                  -------  ------     ------
   Total current assets.........................   11,829   9,786     20,183
Property and equipment, net.....................    3,323   7,954     11,505
Deposits with carriers..........................    2,008   2,501      1,981
Debt issuance costs, net of accumulated amorti-
 zation of $243.................................      --      --       1,702
Other assets and deposits.......................      313     420      1,671
Due from officer................................      249     249        --
                                                  -------  ------     ------
   Total assets.................................  $17,722  20,910     37,042
                                                  =======  ======     ======
     LIABILITIES AND STOCKHOLDERS' DEFICIT
     -------------------------------------
Current liabilities:
 Trade accounts payable and accrued expenses....  $17,642  14,483     16,728
 Notes payable..................................      --    3,495        304
 Line of credit.................................      --    1,087         --
 Current portion of capital lease obligations...       24     524        974
 Billings in excess of costs on uncompleted pro-
  jects.........................................      212     195        121
 Other current liabilities......................    2,260   3,548      4,338
                                                  -------  ------     ------
   Total current liabilities....................   20,138  23,332     22,465
Series A secured subordinated convertible prom-
 issory notes...................................      --      --      19,691
Capital lease obligations, less current por-
 tion...........................................      --    1,146      1,720
Deferred rent...................................      212     333        312
Investments in joint ventures, net of advances..      --      290        723
Deferred taxes..................................      --      271        --
Payable to stockholder..........................      140     --         --
                                                  -------  ------     ------
   Total liabilities............................   20,490  25,372     44,911
Commitments and contingencies
Stockholders' deficit
 Common stock: $.001 par value, 44,000,000
  shares authorized; 13,746,719, 14,786,384, and
  15,978,074 shares issued and outstanding,
  respectively..................................       14      15         16
Additional paid-in capital......................       83     222        --
Stock purchase warrants.........................      --      --         353
S corporation retained earnings (deficit).......    1,063  (2,361)       --
Accumulated deficit.............................   (3,928) (2,338)    (8,238)
                                                  -------  ------     ------
   Total stockholders' deficit..................   (2,768) (4,462)    (7,869)
                                                  -------  ------     ------
   Total liabilities and stockholders' deficit..  $17,722  20,910     37,042
                                                  =======  ======     ======

          See accompanying notes to consolidated financial statements.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                   YEARS ENDED DECEMBER     NINE MONTHS ENDED
                                           31,                SEPTEMBER 30,
                                  ------------------------  ------------------
                                   1993     1994    1995       1995      1996
                                  -------  ------  -------  ----------- ------
                                                            (UNAUDITED)
Revenues:
 Telecommunications.............. $23,510  48,937   86,871    64,985    67,907
 Marketing communications........   4,792   4,915    3,774     3,022     1,943
 Electronic commerce products and
 services........................     --      --       654       408     1,106
                                  -------  ------  -------    ------    ------
  Total revenues.................  28,302  53,852   91,299    68,415    70,956
Cost of revenues:
 Telecommunications..............  16,676  34,565   58,467    43,634    44,802
 Marketing communications........   2,164   1,497    1,194       986       544
 Electronic commerce products and
 services........................             --       281       154       402
                                  -------  ------  -------    ------    ------
  Total cost of revenues.........  18,840  36,062   59,942    44,774    45,748
                                  -------  ------  -------    ------    ------
  Gross profit...................   9,462  17,790   31,357    23,641    25,208
                                  -------  ------  -------    ------    ------
Operating expenses:
 Sales and marketing.............   2,289   6,713   13,191     9,810     9,558
 General and administrative......   7,708  12,837   18,495    13,131    17,825
                                  -------  ------  -------    ------    ------
  Total operating expenses.......   9,997  19,550   31,686    22,941    27,383
                                  -------  ------  -------    ------    ------
  Operating income (loss)........    (535) (1,760)    (329)      700    (2,175)
Share of losses of joint
 ventures........................     --      --      (489)     (187)     (541)
Other income (expense), net......     144    (233)    (464)     (225)     (624)
                                  -------  ------  -------    ------    ------
  Income (loss) before income
  taxes..........................    (391) (1,993)  (1,282)      288    (3,340)
Income tax expense...............     (47)     (5)    (552)     (412)     (110)
                                  -------  ------  -------    ------    ------
  Net loss.......................   $(438) (1,998)  (1,834)     (124)   (3,450)
                                  =======  ======  =======    ======    ======
Pro Forma:
 Net loss before income taxes....                   (1,282)             (3,340)
 Pro forma income tax benefit
  (expense)......................                     (347)                378
                                                   -------              ------
 Pro forma net loss..............                  $(1,629)             (2,962)
                                                   =======              ======
 Pro forma net loss per share....                  $ (0.10)              (0.17)
                                                   =======              ======
 Shares used in pro forma per
 share computation...............                  16,952               17,507
                                                   =======              ======

          See accompanying notes to consolidated financial statements.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                S CORPORATION
                            COMMON STOCK    ADDITIONAL  STOCK     RETAINED                    TOTAL
                          -----------------  PAID-IN   PURCHASE   EARNINGS    ACCUMULATED STOCKHOLDERS'
                            SHARES   AMOUNT  CAPITAL   WARRANTS   (DEFICIT)     DEFICIT      DEFICIT
                          ---------- ------ ---------- -------- ------------- ----------- -------------
Balances as of December
 31, 1992...............  13,656,720  $ 14       63      --          (391)         (38)        (352)
Net earnings (loss).....         --    --       --       --           911       (1,349)        (438)
                          ----------  ----     ----      ---       ------       ------       ------
Balances as of December
 31, 1993...............  13,656,720    14       63      --           520       (1,387)        (790)
Issuance of common
stock...................      90,000   --        20      --           --           --            20
Net earnings (loss).....         --    --       --       --           543       (2,541)      (1,998)
                          ----------  ----     ----      ---       ------       ------       ------
Balances as of December
 31, 1994...............  13,746,720    14       83      --         1,063       (3,928)      (2,768)
Issuance of common
stock...................   1,039,664     1      139      --           --           --           140
Net earnings (loss).....         --    --       --       --        (3,424)       1,590       (1,834)
                          ----------  ----     ----      ---       ------       ------       ------
Balances as of December
 31, 1995...............  14,786,384    15      222      --        (2,361)      (2,338)      (4,462)
Issuance of common
 stock..................   1,191,690     1       11      --           --           --            12
Issuance of warrants in
 conjunction with con-
 vertible promissory
 notes..................         --    --       --       353          --           --           353
Distributions to
 shareholders...........         --    --      (233)     --           (89)         --          (322)
Merger with MTC and
 Transphere.............         --    --       --       --         3,315       (3,315)         --
Net loss................         --    --       --       --          (865)      (2,585)      (3,450)
                          ----------  ----     ----      ---       ------       ------       ------
Balances as of September
 30, 1996...............  15,978,074  $ 16      --       353          --        (8,238)      (7,869)
                          ==========  ====     ====      ===       ======       ======       ======


          See accompanying notes to consolidated financial statements.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                        YEARS ENDED          NINE MONTHS ENDED
                                       DECEMBER 31,            SEPTEMBER 30,
                                   -----------------------  -------------------
                                    1993     1994    1995      1995      1996
                                   -------  ------  ------  ----------- -------
                                                            (UNAUDITED)
Cash flows from operating
 activities:
 Net loss........................  $  (438) (1,998) (1,834)     (124)    (3,450)
 Adjustments to reconcile net
  loss to net cash provided by
  operating activities:
  Depreciation and amortization..      194     460   1,040       769      1,131
  Amortization of debt issuance
   costs.........................      --      --      --        --         243
  Provision for doubtful accounts
   trade receivables.............      487   2,495   1,213       735      1,263
  Provision for doubtful accounts
   on other receivables..........      218     389     343       257       (493)
  Loss on disposition of fixed
   assets........................      --       50     --        --         --
  Share of losses of joint
   ventures......................      --      --      489       231        541
  Noncash service expense........      --       20     --        --         --
  Deferred taxes.................       20     (20)    271       237        110
  Changes in operating assets and
   liabilities:
  Trade receivables..............   (4,877) (4,937)    925      (211)    (1,209)
  Due from joint venture.........      --      --     (688)     (217)    (2,293)
  Other receivables..............     (340) (1,107)    103      (369)      (132)
  Costs in excess of billings on
   uncompleted projects..........     (540)    498     (68)       16          9
  Prepaid expenses and other
   current assets................     (118)   (195)   (716)      227        606
  Deposits with carriers.........   (1,013)   (995)   (493)     (391)       520
  Deposits and other assets......     (107)   (104)   (107)     (180)    (1,207)
  Trade accounts payable and
   accrued expenses..............    5,978   7,918     (92)     (532)     3,745
  Billings in excess of costs on
   uncompleted projects..........      299     (87)    (17)      (27)       (74)
  Other current liabilities......    1,715   1,004     966       702        796
  Deferred rent..................      --      212     121       112        (21)
                                   -------  ------  ------    ------    -------
   Net cash provided by operating
    activities...................    1,478   3,603   1,456     1,235         85
                                   -------  ------  ------    ------    -------
Cash flows from investing
 activities:
 Purchases of property and
  equipment......................     (982) (2,331) (3,231)   (2,783)    (3,198)
 Investment in joint ventures....      --      --      (45)      (45)      (108)
 Purchases of short-term
  investments....................   (1,029)    --      --        --      (5,481)
 Proceeds from sale of short-term
  investments....................      477     552     --        --       1,985
 Loans to stockholders...........     (125)    --      --        --         --
                                   -------  ------  ------    ------    -------
  Net cash used in investing
   activities....................   (1,659) (1,779) (3,276)   (2,828)    (6,802)
                                   -------  ------  ------    ------    -------
Cash flows from financing
 activities:
 Cash overdraft..................      --     (789)    322     1,051       (387)
 Proceeds from line of credit....      --      --    3,881       --       9,478
 Proceeds from note payable......      --      --      --        103        --
 Repayment of line of credit.....      --      --   (2,794)      --     (10,565)
 Repayment of note payable.......      --      --      --        --      (4,579)
 Principal payments under capital
  lease obligations..............      (17)    (43)   (366)     (379)      (572)
 Payment of debt issuance costs..      --      --      --        --      (1,945)
 Issuance of convertible
  promissory notes...............      --      --      --        --      20,000
 Distributions to shareholders...      --      --      --        --        (322)
 Issuance of common stock........      --      --      --        --          12
                                   -------  ------  ------    ------    -------
  Net cash provided by (used in)
   financing activities..........      (17)   (832)  1,043       775     11,120
                                   -------  ------  ------    ------    -------
Increase (decrease) in cash and
 cash equivalents................     (198)    992    (777)     (818)     4,403
Cash and cash equivalents at
 beginning of period.............      480     282   1,274     1,274        497
                                   -------  ------  ------    ------    -------
Cash and cash equivalents at end
 of period.......................  $   282   1,274     497       456      4,900
                                   =======  ======  ======    ======    =======
Supplemental disclosures of cash
 paid during the period:
 Interest........................  $    16      37     120        34        709
                                   =======  ======  ======    ======    =======
 Taxes...........................  $    91       2      14        12        370
                                   =======  ======  ======    ======    =======

          See accompanying notes to consolidated financial statements.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30,1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(1) ORGANIZATION

  NetSource Communications, Inc. (the "Company"), incorporated in Delaware on November 20, 1995, was formed to succeed the businesses of MTC Telemanagement Corporation, a California corporation, MTC International, Inc., a Nevada corporation (collectively, "MTC"), and Transphere International, Inc. and Transphere Interactive, Inc., each California corporations (collectively, "Transphere").

  On June 28, 1996, the Company issued 11,704,364 shares of its common stock in a merger with MTC. In conjunction with this merger, the Company granted 2,186,985 options to replace stock options outstanding in the MTC entities. The entities comprising MTC had substantial common ownership and accordingly this transaction was accounted for as a combination of entities under common control in a manner similar to a pooling of interests.

  Concurrently, the Company merged with Transphere in exchange for 4,273,710 shares of the Company's common stock. In conjunction with this merger, the Company granted 356,745 options to replace stock options outstanding in the Transphere entities. This merger was accounted for as a pooling of interests.

  The accompanying consolidated financial statements have been restated to include the accounts and operations of MTC and Transphere for all periods presented. Net sales for MTC are reflected as telecommunication revenues, while net sales for Transphere are reflected as marketing communications and electronic commerce product and services revenues in the consolidated financial statements. Net income of the merged entities, prior to the merger, are presented in the following table.

                                                                         SIX
                                                                       MONTHS
                                                   YEARS ENDED          ENDED
                                                  DECEMBER 31,        JUNE 30,
                                               ---------------------  ---------
                                               1993    1994    1995   1995 1996
                                               -----  ------  ------  ---- ----
   Net income (loss):
    MTC....................................... $ (73) (2,008) (2,288) 204   (88)
    Transphere................................  (365)     10     454  238  (493)
                                               -----  ------  ------  ---  ----
                                               $(438) (1,998) (1,834) 442  (581)
                                               =====  ======  ======  ===  ====

  No significant nonrecurring costs and expenses were incurred in 1996 in conjunction with this series of transactions.

 Nature of Operations

  The Company develops, implements and manages a wide range of communications solutions for business and end-user customers worldwide. The Company's products and services include international and domestic long distance telecommunications, value-added telecommunications and related telemanagement services, Internet access and hosting, Internet and interactive electronic commerce products and services, such as Web-based architecture development and maintenance, Web-based content development and management, and marketing communications services.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


  Sales by geographic area were as follows:

                                                 YEARS ENDED   NINE MONTHS ENDED
                                                 DECEMBER 31,    SEPTEMBER 30,
                                                -------------- -----------------
                                                 1994    1995    1995     1996
                                                ------- ------ -------- --------
   USA........................................  $29,801 27,998   22,049   20,171
   Europe.....................................    8,850 24,630   18,792   23,541
   Other Asia.................................    5,238 14,578   11,729    6,717
   Japan......................................    3,624 10,086    6,790    9,214
   South America..............................    3,510  9,770    5,273    9,394
   Other......................................    2,829  4,237    3,782    1,919
                                                ------- ------ -------- --------
                                                $53,852 91,299   68,415   70,956
                                                ======= ====== ======== ========

  Export sales were not significant in 1993. No customer exceeded 10% of total net revenues in 1993, 1994, or 1995, or in the nine months ended September 30, 1995 or 1996. Since marketing communications revenues were not significant in 1994 and 1995 and are not expected to exceed 10% of total revenues in the near future, segment information by operating activity is not presented even though marketing communications revenues for 1993 exceeded 10% of total revenues.

 Liquidity

  The Company has incurred recurring losses from operations over the past several years and as of September 30, 1996, has negative working capital of approximately $2,300. The Company secured financing for $20,000 in June 1996, in the form of secured subordinated convertible promissory notes (see Note 8). Management believes that such debt financing, combined with a number of cost and growth control measures, will be sufficient to fund operations through December 31, 1997. Management further believes, however, that achievement of the Company's growth will require additional financing.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, MTC. All significant intercompany balances and transactions have been eliminated in consolidation.

 Cash Equivalents and Short-Term Investments

  Cash equivalents consist of instruments with maturities of 90 days or less when such instruments were purchased.

  In 1995, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The cumulative effect of adopting SFAS No. 115 was not material to the Company's consolidated financial position and results of

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

operations. The Company's investments, which consist of corporate debt securities, are classified as "available-for-sale" under the provisions of SFAS No. 115. The securities are carried at fair value which approximates cost and mature within one year.

  Premiums and discounts on available-for-sale debt securities are amortized to income using the effective interest method. Such amortization is included in other income, net. Realized gains and losses, and declines in value judged to be other than temporary on available-for-sale securities are included in other income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in other income, net.

 Revenue Recognition

  The Company recognizes revenue on telecommunication and electronic commerce products and services in the month the related service is provided.

  Marketing communications revenues consist of commissions for placement of advertisements in printed media and from fees for production of materials. Commission revenue is recognized when the advertisements are published. Trade receivables include both the commission income recognized as well as the actual media and production costs which are paid for by the Company and rebilled to clients at the Company's cost. Fee revenues derived from fixed fee arrangements are recognized on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs.

  Costs in excess of billings on uncompleted projects represent the costs incurred and anticipated profits earned on projects in progress in excess of amounts billed, and are recorded as an asset. Billings in excess of costs on uncompleted projects represent amounts billed in excess of costs incurred and estimated profit earned, and are recorded as a liability. Such billings are generally in accordance with contract provisions. To the extent incurred and anticipated costs to complete projects in progress exceed anticipated billings, a loss is accrued for the excess.

  The Company incurred a loss of approximately $1,200 in 1994 as the result of nonpayment by a customer for marketing communication services provided by the Company. In connection with this transaction, the Company conveyed the rights to certain trade receivables from this customer to certain vendors in settlement of accounts payable to the vendors of $1,463.

 Debt Issuance Costs

  The costs related to the issuance of debt are capitalized and amortized to interest expense using the effective interest method over the period in which the related debt is outstanding.

 Due from Officer

  Due from officer consists of expenses paid by MTC on behalf of the Company's Chief Executive Officer. The balance bears interest at the prime rate (8.25% as of September 30, 1996) and is due in June 1997.

 Property and Equipment

  Property and equipment are recorded at cost. Equipment under capital lease is recorded at the lower of the present value of the minimum payments or the fair value of the leased property. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 15 years. Leasehold improvements are stated at cost and are amortized using the

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

straight-line method over the shorter of the estimated useful life of the improvements or the related lease term. Equipment under capital leases is amortized on a straight-line basis, generally 3 to 5 years.

 Deposits with Carriers

  Deposits with carriers consist of funds held by interexchange carriers generally based upon a percentage of anticipated volume, and accrued interest under the terms of the respective carrier contracts.

 Concentrations of Credit Risk

  Financial instruments that potentially expose the Company to concentrations of credit risk principally consist of cash, cash equivalents, short-term investments and trade receivables. The Company's cash investment policies limit investments to short-term, low risk instruments. Concentrations of credit risk with respect to trade receivables are limited due to the dispersion of the Company's customer base among different industries and geographic areas.

  The Company receives a significant portion of its payments for telecommunication services from customer's credit card charges. The Company receives payments for the credit card charges through the use of a third-party intermediary. The Company's exposure to credit loss in the event of nonperformance by the third party consists of charges for payment presented to the third party for payment for which the Company has not yet received reimbursement. Amounts due from the third-party intermediary in the normal course of business were $1,958, $1,007, and $5 as of December 31, 1994 and 1995, and September 30, 1996, respectively.

 Foreign Currency

  The functional currency for substantially all of the Company's activities is the U.S. Dollar. Substantially all of the Company's revenues and costs are denominated in U.S. Dollars.

  The functional currency for MTC Japan is the Japanese Yen. Translation gains or losses of the joint ventures are included in a separate component of stockholders' deficit. Translation gains or losses were not significant in any period.


 Income Taxes

  The Company accounts for income taxes under the asset and liability method of accounting. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

  Prior to the mergers discussed in Note 1, the Company consisted of three entities treated as C corporations and one entity treated as an S corporation for federal and state income tax purposes. The income of the S corporation was taxed at the individual stockholder level. Accordingly, tax

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

expense in the accompanying consolidated statements of operations for the years ended December 31, 1993, 1994, and 1995, reflect a different effective rate of tax than would be expected if all the entities were taxed as C corporations and filed as a consolidated group. The accompanying pro forma loss for the year ended December 31, 1995, and for the nine months ended September 30, 1996, reflect provisions for taxes on a pro forma basis, using the asset and liability method, as if all entities had been taxed as C corporations and filed as a consolidated group since the beginning of those respective periods.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Trade accounts payable to telecommunication service providers are subject to negotiation as to the ultimate payment to be made by the Company. Amounts recovered by the Company from telecommunication service providers will be recognized in the period in which such amounts are realized. Additional amounts owed by the Company to telecommunication service providers will be recognized in the period in which it becomes probable that such amounts will be paid.

 Stock Splits

  On August 1, 1996, the Company effected a ten-for-one stock split on outstanding shares. Additionally, on September 16, 1996, the Company effected an additional two-for-one stock split on outstanding shares. Accordingly, all share amounts have been adjusted to reflect the stock splits.

 Pro Forma Net Loss Per Share

  Pro forma net loss per share is based on the weighted average number of shares of common stock and dilutive common equivalent shares from options and warrants outstanding during the period using the treasury stock method and from convertible securities outstanding during the period using the as if converted method.

  Pursuant to certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, common stock issued for consideration below the assumed initial public offering (IPO) price and stock options and warrants granted with exercise prices below the assumed IPO price during the 12-month period prior to the date of the initial filing of the Registration Statement, even when antidilutive, have been included in the calculation of pro forma net income per share, using the treasury stock method based on the assumed IPO price, as if they were outstanding for all periods presented prior to their issuance or grant.

 Interim Financial Information

  The accompanying unaudited consolidated financial statements for the nine months ended September 30, 1995, have been prepared on substantially the same basis as the audited consolidated financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial information set forth therein.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                                UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


(3) JOINT VENTURES

  The Company has investments in the following joint ventures which are accounted for by the equity method of accounting:

 MTC Japan

  In February 1995, the Company formed MTC Japan, Ltd., a joint venture. The Company has a 45% interest in the joint venture. The joint venture distributes telecommunication equipment and telemanagement product and services in Japan. The Company's share of losses incurred by the joint venture during 1995 and for the nine months ended September 30, 1995 and 1996, were $489, $187, and $380, respectively. The recorded loss in excess of the Company's investment as of December 31, 1995, is due to the Company's intention to provide continued financial support to the joint venture over the near term. Investments in joint ventures, net of advances is comprised of the losses incurred to date net of the Company's original investment of $45 and advances of telecommunication equipment of $154.

  Summary financial information for the joint venture is as follows:

                                                                SEPTEMBER 30,
                                                                ---------------
                                                   DECEMBER 31,
                                                       1995      1995    1996
                                                   ------------ ------  -------
   Assets:
    Current assets...............................    $   719       239    1,095
    Noncurrent assets............................        456       468      743
                                                     -------    ------  -------
                                                       1,175       707    1,838
   Total liabilities.............................      1,911     1,102    3,643
                                                     -------    ------  -------
   Deficit.......................................    $  (736)     (395)  (1,805)
                                                     =======    ======  =======
   Revenues......................................    $ 1,169       413    3,463
                                                     =======    ======  =======
   Operating loss................................    $(1,086)     (416)    (843)
                                                     =======    ======  =======
   Net loss......................................    $(1,086)     (416)    (843)
                                                     =======    ======  =======

  During 1995 and for the nine months ended September 30, 1995 and 1996, the Company recorded sales to the joint venture totaling $688 and $234, and $2,399, respectively.

             NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

 MTC Telecom Western Europe

  In January 1996, the Company formed MTC Telecom Western Europe B.V., a joint venture. The joint venture provides telecommunication services in Western Europe. The Company has a 50% interest in the joint venture. The Company's share of losses incurred by the joint venture during the nine months ended September 30, 1996 were $160. The recorded loss in excess of the Company's investment as of September 30, 1996 is due to the Company's intention to provide continued financial support to the joint venture over the near term. Investments in joint ventures, net of advances, is comprised of the losses incurred to date net of the Company's original investment of $25 and advances of $82.

  Summary financial information for the joint venture is as follows:

                                                                   SEPTEMBER 30,
                                                                       1996
                                                                   -------------
   Assets:
    Current assets................................................     $ 774
    Noncurrent assets.............................................       301
                                                                       -----
                                                                       1,075
   Total liabilities..............................................     1,334
                                                                       -----
   Deficit........................................................     $(259)
                                                                       =====
   Revenues.......................................................     $ 670
                                                                       =====
   Operating losses...............................................     $(311)
                                                                       =====
   Net loss.......................................................     $(321)
                                                                       =====

  During the nine months ended September 30, 1996, the Company recorded sales to the joint venture totalling $329.

(4) PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following:

                                                   DECEMBER 31,
                                                   --------------  SEPTEMBER 30,
                                                    1994    1995       1996
                                                   ------  ------  -------------
   Switching and installation equipment..........  $1,325   4,179      6,401
   Computer equipment............................   1,499   3,196      5,823
   Furniture and fixtures........................     742     912      1,063
   Leasehold improvements........................     281     798        900
   Access equipment..............................     354     377        377
   Construction in progress......................      18     428        --
                                                   ------  ------     ------
                                                    4,219   9,890     14,564
   Accumulated depreciation and amortization.....    (896) (1,936)    (3,059)
                                                   ------  ------     ------
                                                   $3,323   7,954     11,505
                                                   ======  ======     ======

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

  Property and equipment as of December 31, 1994 and 1995, and September 30, 1996, included equipment under capital leases of approximately $56, $2,103 and $3,637 respectively; and related accumulated amortization of approximately $7, $119 and $557, respectively.

(5) OTHER CURRENT LIABILITIES

  A summary of other current liabilities is as follows:

                                                      DECEMBER 31,
                                                      ------------ SEPTEMBER 30,
                                                       1994  1995      1996
                                                      ------ ----- -------------
   Accrued commissions..............................  $  928 1,152     1,005
   Taxes payable....................................     414   593       567
   Accrued payroll and related items................     125   319       708
   Accrued interest.................................     --    --        537
   Cash overdraft...................................      65   387       --
   Other liabilities................................     728 1,097     1,521
                                                      ------ -----     -----
                                                      $2,260 3,548     4,338
                                                      ====== =====     =====

(6) NOTES PAYABLE

  Notes payable consisted of the following:

                                                       DECEMBER
                                                         31,     SEPTEMBER 30,
                                                      ---------- -------------
                                                      1994 1995      1996
                                                      ---- ----- -------------
   Note payable to vendor, unsecured, interest rate
    14%; monthly payments from January to October
    1996............................................. $--  3,067      304
   Note payable for equipment financing; interest
    rate 9%; due July 1996...........................  --    428      --
                                                      ---- -----      ---
                                                      $--  3,495      304
                                                      ==== =====      ===

  The note payable to vendor represents trade payables converted to short-term notes payable during 1995.

(7) LINE OF CREDIT

  In November 1995, a subsidiary entered into a $3,000 revolving line of credit agreement which bore interest at the bank's prime rate plus 2.5%. Under the terms of the agreement, advances under the line were limited to 80% of billed trade receivables and 45% of unbilled trade receivables. The agreement contained certain financial covenants restricting the subsidiary from entering into major debt agreements. The creditor was granted a security interest in certain of the subsidiary's tangible and intangible assets. As of December 31, 1995, the outstanding balance was $1,087. As of December 31, 1995, the subsidiary was not in technical compliance with the debt covenants, and in June, 1996, the

             NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

creditor recalled the line of credit based on non-compliance. In conjunction with the called line, the subsidiary paid $175 in termination fees which were accrued as of December 31, 1995.

(8) SERIES A SECURED SUBORDINATED CONVERTIBLE PROMISSORY NOTES

  In June 1996, the Company issued $20,000 in Series A Secured Subordinated Convertible Promissory Notes ("Notes") and detachable warrants ("Detachable Warrants") to purchase a number of shares of the Company's common stock equal to 8% of the number of shares into which the Notes are convertible. The Notes bear interest at a rate of 10% per annum, interest is payable semiannually, and they are due and payable in June 1998. The holders of the Notes have been granted a security interest in all of the assets of the Company, subordinated to any other secured institutional debt incurred by the Company in an aggregate amount not to exceed $10,000, plus any existing or future capital leases. The Notes contain certain restrictive covenants with respect to the Company's payments of bonuses or dividends.

  The holders of the Notes have the right to convert the Notes into shares of the Company's common stock at any time after the earlier to occur of (i) the consummation of an IPO, or (ii) January 1, 1997. In the event an IPO is consummated on or before December 31, 1996, the per share conversion price for the Notes shall be equal to 70% of the per share price to the public of the common stock in the IPO. In the event an IPO is not consummated by December 31, 1996, the conversion price for the Notes shall be $5.40.

  The Detachable Warrants may be exercised at any time after the earlier to occur of (i) an IPO, or (ii) January 1, 1997, and the Detachable Warrants expire on June 30, 1999.

  The per share exercise price for the Detachable Warrants shall be equal to the conversion price established under the Notes. However, if an IPO is not consummated prior to June 30, 1998, the Detachable Warrant exercise prices will be adjusted to equal 50% of the per share price of any unaffiliated third-party equity financing in excess of $2,000 consummated on or after June 30, 1998, and prior to the expiration of the Detachable Warrants.

  The Company also granted warrants to a placement agent, to purchase shares of the Company's common stock. Warrants issued shall entitle the warrant holder to purchase an aggregate number of shares equal to approximately 8% of the number of shares into which the Notes are convertible.

  The Company has recorded the fair value of the warrants amounting to $353 as a discount on the related debt with an offsetting credit to stockholders' deficit. The fair value of the warrants was determined using a Black-Sholes valuation methodology using the following assumptions: risk free interest rate of 6.06%; 3 year life of the warrant; .60 expected volatility and no dividends. The debt discount is being amortized to interest expense over the period in which the debt is outstanding using the effective interest method.

             NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(9) COMMITMENTS AND CONTINGENCIES

 Leases

  The Company leases its principal offices under noncancelable operating lease agreements which expire in various years through 2001 and provide for renewal options. In addition, the lease agreements require the payment of a pro rata share of certain annual operating expenses of the property. The Company leases certain equipment under capital leases. Property and equipment acquired under capital leases for the years ended December 31, 1993, 1994, and 1995, and for the nine months ended September 30, 1995 and 1996, were $-0-, $56, $2,103, $1,313, and $3,637, respectively. As of December 31, 1995, future minimum lease payments under all noncancelable lease agreements are as follows:

                                                               CAPITAL OPERATING
   YEARS ENDING DECEMBER 31,                                   LEASES   LEASES
   -------------------------                                   ------- ---------
   Three months ending December 31, 1996...................... $  338      368
   1997.......................................................  1,279    1,231
   1998.......................................................  1,070      982
   1999.......................................................    471      891
   2000.......................................................     90      805
   2001 and thereafter........................................    --       319
                                                               ------   ------
   Total minimum lease payments...............................  3,248   $4,596
                                                                        ======
   Less amount representing interest..........................    554
                                                               ------
   Present value of minimum lease payments....................  2,694
   Less current portion.......................................    974
                                                               ------
   Long-term capital lease obligations........................ $1,720
                                                               ======

  Net rental expenses for operating leases during the years ended December 31, 1993, 1994, and 1995, and the nine months ended September 30, 1995 and 1996, were $420, $815, $1,043, $620, and $1,075, respectively.

 Litigation

  The Company is party to various legal proceedings arising in the ordinary course of its business. In the opinion of management, the results of these proceedings will not have a material adverse effect on the Company's financial position or results of operations.

 Telecommunications Service Contracts

  The Company has entered into short-term telecommunications service contracts with various carriers in the normal course of business that provide the Company with long distance capacity at specified rates. The telecommunications service contracts contain minimum usage or purchase requirements, which contain a provision whereby if in any month the Company's customers use less

             NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

than the minimum commitment, the difference is nevertheless due and payable to the carrier in the following month. In the opinion of management, the Company's sales to its current customer base is sufficient to meet these minimum commitments as they come due.

  The Company has three carriers that represented 53%, 86%, 69%, 72%, and 44% of the total cost of revenues in 1993, 1994, and 1995 and in the nine months ended September 30, 1995 and 1996, respectively. Management believes that other carriers could provide the volume required upon similar terms and conditions. A change in carriers, however, could cause a delay in service and a possible loss of sales, which could adversely affect operating results.

(10) INCOME TAXES

  Income tax expense consisted of:

                                               YEARS ENDED    NINE MONTHS ENDED
                                               DECEMBER 31,     SEPTEMBER 30,
                                              --------------- -------------------
                                              1993 1994  1995   1995      1996
                                              ---- ----  ---- --------  ---------
   Current:
    Federal.................................. $18   --   188       158        194
    State....................................   9   25    93        49        187
                                              ---  ---   ---  --------  ---------
                                               27   25   281       207        381
                                              ---  ---   ---  --------  ---------
   Deferred:
    Federal..................................  17  (23)  217       164       (217)
    State....................................   3    3    54        41        (54)
                                              ---  ---   ---  --------  ---------
                                               20  (20)  271       205       (271)
                                              ---  ---   ---  --------  ---------
     Income taxes............................ $47    5   552       412        110
                                              ===  ===   ===  ========  =========

  Income tax expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following:

                                          YEARS ENDED          NINE MONTHS
                                         DECEMBER 31,      ENDED SEPTEMBER 30,
                                        -----------------  -------------------
                                        1993   1994  1995         1996
                                        -----  ----  ----         ----
   Expected tax benefit................ $(133) (678) (436)       (1,136)
   Other...............................   (25)   93    50           (72)
   Reserve on deferred tax asset.......   587   753   180           891
   State taxes, net of federal
   benefit.............................     8    26    64           122
   S corporation (earnings) losses not
   subject to corporate taxation.......  (390) (189)  694           305
                                        -----  ----  ----        ------
      Income tax expense............... $  47     5   552           110
                                        =====  ====  ====        ======

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are presented below:

                                                   DECEMBER 31,    SEPTEMBER 30,
                                                   --------------  -------------
                                                    1994    1995       1996
                                                   ------  ------  -------------
   Deferred tax assets:
    Reserves on receivables....................... $  396     918      2,542
    Investment in affiliate.......................    --      196        444
    Accrued expenses..............................    --       89        298
    Other.........................................     40      95        129
    Net operating loss carryforwards..............  1,223     512      1,086
                                                   ------  ------     ------
     Total gross deferred tax assets..............  1,659   1,810      4,499
   Less valuation allowance....................... (1,540) (1,720)    (3,801)
                                                   ------  ------     ------
     Net deferred tax assets......................    119      90        698
   Deferred tax liability:
    Fixed assets..................................   (119)   (361)      (698)
                                                   ------  ------     ------
    Deferred tax liability........................ $  --     (271)       --
                                                   ======  ======     ======

  The Company has the following net operating loss carryforwards as of December 31, 1995, and September 30, 1996, as follows:

                                                                     1995  1996
                                                                     ----- -----
   Federal.......................................................... 1,487 2,942
   State............................................................    93 1,471

  The Company's federal net operating loss carryforwards expire between 2008 and 2011. The Company's state net operating loss carryforwards expire between 1998 and 2001. Additionally, the Company's net operating loss carryforwards as of December 31, 1995, and September 30, 1996 are also subject to the "Separate Return Limitation Year" rules. These rules provide that the net operating losses of one corporation cannot offset the taxable income of another corporation in the consolidated group.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


  The pro forma provisions for income taxes reflect the tax expense that would have been reported if all the entities had been taxed as C corporations and filed as a consolidated group. The components of pro forma income taxes are as follows:

                                                    DECEMBER 31, SEPTEMBER 30,
                                                         1995         1996
                                                    ------------ -------------
   Pro forma income taxes:
    Current:
     Federal.......................................      $ 31           --
     State.........................................        53            4
                                                         ----         ----
                                                           84            4
                                                         ----         ----
    Deferred:
     Federal.......................................       210         (304)
     State.........................................        53          (78)
                                                         ----         ----
                                                          263         (382)
                                                         ----         ----
      Total pro forma income tax expense (benefit).      $347         (378)
                                                         ====         ====

  The following tabulation reconciles the statutory corporate federal income tax benefit (computed by multiplying the Company's loss before income taxes by 34%) to the Company's pro forma income tax expense:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
   Pro forma expected federal income tax benefit...      $(436)       (1,136)
   State taxes, net of federal effect..............         70           (49)
   Change to reserve on deferred tax asset.........        656           736
   Permanent differences...........................         66            71
   Other differences...............................         (9)           --
                                                         -----        ------
   Total pro forma income tax expense (benefit)....      $ 347          (378)
                                                         =====        ======

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


  The tax effects of temporary differences that give rise to significant portions of the pro forma deferred tax assets are presented below:

                                                   DECEMBER 31,    SEPTEMBER 30
                                                   --------------  ------------
                                                    1994    1995       1996
                                                   ------  ------  ------------
   Pro forma deferred tax assets:
    Reserves on receivables......................  $1,120   1,952      2,539
    Investment in affiliate......................     --      196        444
    Accrued expenses.............................     200     474        298
    Other........................................      63      71         69
    Net operating loss carryforwards.............     634     126        917
                                                   ------  ------     ------
      Total gross pro forma deferred tax assets..   2,017   2,819      4,267
   Less valuation allowance......................  (2,017) (2,819)    (3,569)
                                                   ------  ------     ------
      Net pro forma deferred tax assets..........     --      --         698
   Pro forma deferred tax liability--fixed
    assets.......................................    (119)   (382)      (698)
                                                   ------  ------     ------
     Net pro forma deferred tax liability........  $ (119)   (382)         0
                                                   ======  ======     ======

(11) STOCKHOLDERS' DEFICIT

 1996 Omnibus Equity Incentive Plan

  As of September 30, 1996, the Company had reserved 6,075,000 shares of common stock for issuance under its 1996 Omnibus Equity Incentive Plan (the "Omnibus Plan"). Under the Omnibus Plan, options may be granted to employees and consultants to purchase shares of the Company's common stock at not less than the fair market value of the Company's common stock at the grant date (for incentive stock options) or not less than 85% of the fair market value of such common stock (for nonqualified stock options). Options become exercisable as determined by the Company's Board of Directors, and generally expire no more than 10 years from the date of grant.

  1996 Stock Option Plan

  In September 1996, the Company adopted the Stock Option Plan (the "1996 Plan"), which is in addition to the Omnibus Plan discussed above. Under the 1996 Plan, the Company has reserved 1,950,000 shares of common stock. Options may be granted under the 1996 Plan at the discretion of the Company's Board of Directors. Under the 1996 Plan, options may be granted to employees, directors, and consultants to purchase shares of the Company's common stock at not less than the fair market value of the Company's common stock at the grant date (for incentive stock options) or not less 85% of the fair market value of such common stock (for nonqualified stock options) at the grant date. Options under the 1996 Plan become exercisable as determined by the Company's Board of Directors, generally over four years. Options generally expire no more than 10 years from the grant date.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

  A summary of the Omnibus Plan and 1996 Plan transactions follows:

                                                            STOCK OPTIONS
                                                             OUTSTANDING
                                                       ------------------------
                                                                    PRICE PER
                                                        SHARES        SHARE
                                                       ---------  -------------
   Balances as of December 31, 1992...................       --   $         --
    Stock options authorized..........................       --             --
    Stock options granted.............................    30,780    .23 -  1.59
                                                       ---------  -------------
   Balances as of December 31, 1993...................    30,780    .23 -  1.59
    Stock options granted............................. 1,440,000    .23 -  1.59
                                                       ---------  -------------
   Balances as of December 31, 1994................... 1,470,780    .23 -  1.59
    Stock options granted............................. 1,745,805    .23 -  1.59
    Stock options canceled............................  (750,795)   .23 -  1.59
                                                       ---------  -------------
   Balances as of December 31, 1995................... 2,465,790    .23 -  1.59
    Stock options granted............................. 1,413,858    .23 - 10.40
    Stock options canceled............................  (923,835)   .23 -  1.59
                                                       ---------  -------------
   Balances as of September 30, 1996.................. 2,955,813  $ .23 - 10.40
                                                       =========  =============

As of September 30, 1996 the Company had an additional 581,745 options to purchase shares of the Company's common stock outstanding which are not pursuant to any stock option plan. The options are subject to terms and conditions as determined by the Board of Directors on the date of grant.

As of September 30, 1996, 1,844,610 options were exercisable.

  1996 Employee Stock Purchase Plan

  In September 1996, the Company adopted the 1996 Stock Purchase Plan (the "1996 Plan") and reserved 750,000 shares of common stock for issuance under the Purchase Plan.

  Accounting for Stock-Based Compensation

  The Company has elected to continue to use the intrinsic value-based method to account for all of its employee stock-based compensation plans. Under APB Opinion No. 25, Accounting for Stock Issued to Employees, the Company has recorded no compensation costs related to its stock option plans for the years ended December 31, 1993, 1994, and 1995 and for the nine months ended September 30, 1996 because the exercise price of each option equals or exceeds the fair value of the underlying common stock as of the grant date for each stock option.

  Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, the Company is required to disclose the pro forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for all its employee stock-based compensation plans. Had compensation cost for the Company's plans been determined consistent with the fair value approach enumerated in SFAS No. 123, the Company's pro forma net loss and pro forma net loss per

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

share for the year ended December 31, 1995 and the nine months ended September 30, 1996 would have been increased as indicated below:

                                                    NINE
                                           YEAR    MONTHS
                                          ENDED     ENDED
                                         DECEMBER SEPTEMBER
                                         31, 1995 30, 1996
                                         -------- ---------
Pro forma net loss          As reported   $1,629   $2,962
                     Adjusted pro forma    1,659    3,135
Pro forma net loss per shareAs reported    (0.10)   (0.17)
                     Adjusted pro forma    (0.10)   (0.18)

  The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1995 and 1996: risk-free interest rate of 6.25%; expected life ranging from 1.25 years to 3.25 years; zero expected volatility; and no dividends.

  A summary of the status of the Company's fixed option plans as of December 31, 1995 and September 30, 1996 and changes during the periods ended on those dates is presented below:

                                     DECEMBER 31, 1995   SEPTEMBER 30, 1996
                                     ------------------- -------------------
                                                WEIGHTED            WEIGHTED
                                                AVERAGE             AVERAGE
                                                EXERCISE            EXERCISE
                                      SHARES     PRICE    SHARES     PRICE
                                     ---------  -------- ---------  --------
Fixed Options
  Outstanding at beginning of
 year..............................  1,695,780    0.29   2,752,215    0.37
  Granted..........................  1,807,230    0.44   1,709,178    6.49
  Forfeited........................   (750,795)   0.37    (923,835)   0.48
                                     ---------           ---------
  Outstanding at end of period.....  2,752,215    0.37   3,537,558    3.30
                                     =========           =========
Options exercisable at period-end..  1,538,928           1,844,610
Weighted-average fair value of
 options granted during the period
 at exercise price equal to market
 price at grant date...............  $    0.07           $    1.05

  The following table summarizes information about fixed stock options outstanding at September 30, 1996:

                                 OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                 ---------------------------------------------------- --------------------------
    RANGE OF         NUMBER OF      WEIGHTED AVERAGE
    EXERCISE       OUTSTANDING AT      REMAINING     WEIGHTED AVERAGE           WEIGHTED AVERAGE
     PRICES      SEPTEMBER 30, 1996 CONTRACTUAL LIFE  EXERCISE PRICE   OPTIONS   EXERCISE PRICE
    --------     ------------------ ---------------- ---------------- --------- ----------------
 $.004 to 0.47       2,115,793         8.3 years          $0.26       1,679,943      $0.25
 $1.59 to 3.33         302,462         9.4                 2.77          58,051       1.94
 $6.67 to 10.40      1,119,303         9.9                 9.19         106,616       6.69

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

(12) PROFIT SHARING PLANS

 (a) Transphere Plan

  Transphere had a qualified noncontributory profit sharing plan that covered all employees on the later of the date upon which they attained 18 years of age or complete one year of service. The plan provided for annual discretionary contributions by Transphere which were proportionately allocated to eligible employees based upon each participant's proportionate compensation for the plan year (July 1 through June 30). Such discretionary company profit sharing contributions were subject to a gradual "step" vesting schedule, becoming 100% vested after completing six years of service. The charge to operations for contributions to the plan were $91 in 1993. There were no contributions to the plan in 1995 or 1994. The plan was terminated in 1996.

 (b) Retirement and Savings Plan

  The Company maintains a salary deferral defined contribution benefit plan under which participating employees employed as of January 1, 1996, or who have completed six months of service, may elect to defer a portion of their pretax earnings, up to 15% of their qualified compensation. Effective October 1, 1996, the Company matches 10% of each employee's contributions, up to a maximum of 8% of the employee's annual earnings. Prior to October 1, 1996, the Company matched 10% of each employee's contributions, up to 6% of the employee's annual earnings to a maximum of $250. In addition, the Company will make a discretionary profit sharing contribution to the plan which will be proportionately allocated to eligible employees who have completed at least 1,000 hours of service in the plan year and are employed on the last day of the plan year.

(13) RELATED PARTY TRANSACTIONS

 MTC Information Systems, Inc.

  In January 1994, the Company entered into a sublease agreement with MTC Information Systems, Inc. ("Information Systems"), a California corporation, wholly owned by the holders of a majority of the Company's common stock, for certain office space. The Company lease payments are paid directly to the ultimate landlord. No fees or commissions are paid to Information Systems. Lease payments for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1995 and 1996 were $84, $451, $564, $401, and $531, respectively.

  Additionally, Information Systems held certain telecommunication service contracts on behalf of the Company. The Company makes all payments on the telecommunication service contracts directly to the carriers. No fees or commissions are made payable to Information Systems.

 Air Traffic Management Services, Inc.

  The Company has a sales and distribution, license and services, and facilities agreement dated July 27, 1995, with Air Traffic Management Services, Inc. ("Air Traffic"), a California corporation, owned by the holders of a majority of the Company's common stock. Pursuant to the agreement, the Company sells and distributes Air Traffic products and services; provides accounting, billing and administrative functions; shares facilities with; and licenses certain software to Air Traffic. Payments made by the Company on behalf of Air Traffic for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1995 and 1996, were $773, $1,701, $2,192, $1,638 and $1,264, respectively. Payments received from Air Traffic for the years ended December 31, 1993, 1994, and 1995 and the nine months ended September 30, 1995 and 1996, were $662, $1,516, $2,413, $1,516, and
$1,620, respectively.

                NETSOURCE COMMUNICATIONS, INC. AND SUBSIDIARIES

         DECEMBER 31, 1993, 1994, AND 1995 AND SEPTEMBER 30, 1996

  (INFORMATION AS OF SEPTEMBER 30, 1995 AND FOR THE NINE MONTHS THEN ENDED IS
                               UNAUDITED.)

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

  The Company had receivables from Air Traffic as of December 31, 1993, 1994, and 1995, and September 30, 1996, in the amount of $112, $687, $288, and $547, respectively.

  In November 1996 the Company received a payment from Air Traffic as partial settlement of amounts due from Air Traffic. This settlement consisted of cash proceeds of $547. The Company included the cash proceeds in other income (expense), net for the nine months ended September 30, 1996 because the Company previously had established an allowance against the receivables. Due to the uncertainty regarding the collectability of the Company's remaining amounts due from Air Traffic, the Company will recognize income as payments are received from Air Traffic.

 Patent Agreement

  For the years ended December 31, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, the Company paid $139, $240, $180, and $30, respectively, to an officer for the right to use certain patents. The patents were assigned to the Company in May 1996 for no additional consideration.

 Merger and Acquisition Advice Agreement

  In fiscal 1996, the Company entered into an agreement with Helix Capital L.L.C. ("Helix") to provide merger and acquisition, financing and strategic advisory services to the Company. The managing partner of Helix is a Director of the Company. Total payments made to Helix for services rendered in the nine month period ended September 30, 1996 were approximately $39.

(14) SUBSEQUENT EVENTS




  (a) Acquisition of scruz-net, inc. and DNA New Media Group, Inc. (unaudited)


  On November 14, 1996, the Company completed the acquisition of scruz-net. Under the terms of the acquisition, the Company exchanged 230,190 shares of common stock in exchange for all the outstanding shares of scruz-net, inc. The acquisition of scruz-net is expected to be accounted for as a pooling of interests. On November 18, 1996, the Company completed the acquisition of DNA New Media Group, Inc. ("DNA"). Under the terms of the acquisition, the Company exchanged 230,190 shares of common stock in exchange for all the outstanding shares of DNA. The acquisition of DNA is expected to be accounted for as a pooling of interests. Since the impact of these acquisitions on prior period financial statements is not expected to be material, the acquisitions will be accounted for on a prospective basis.

  (b) Reverse Stock Split

  On November 20, 1996, the Company effected a three-for-four reverse stock split in outstanding shares. Accordingly, all share amounts have been adjusted to reflect the reverse stock split.

                              MTC JAPAN LTD.

                           FINANCIAL STATEMENTS

                             DECEMBER 31, 1995

                (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                       INDEPENDENT AUDITORS' REPORT

The Board of Directors

MTC Japan Ltd.

We have audited the accompanying balance sheet of MTC Japan Ltd. as of December 31, 1995, and the related statements of operations, stockholders' deficit, and cash flows for the period from inception (March 22, 1995) to December 31, 1995. Those financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTC Japan Ltd. at December 31, 1995, and the results of its operations for the period from inception (March 22, 1995) to December 31, 1995 in conformity with financial accounting standards of Japan.

Accounting principles generally accepted in Japan vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the period from inception (March 22, 1995) to December 31, 1995 and stockholders' deficit as of December 31, 1995, to the extent summarized in Note 6 to the financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered substantial loss from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG PEAT MARWICK

Tokyo, Japan

October 31, 1996

                              MTC JAPAN LTD.

                               BALANCE SHEET

                             DECEMBER 31, 1995

                       ASSETS                             1995         1995
                       ------                             ----         ----
                                                        ((Yen))       (US$)
Current assets:
  Cash...............................................    2,403,792      24,038
  Trade accounts receivable (note 4).................   33,631,107     336,311
  Other receivable...................................   14,329,008     143,290
  Bad debts reserve..................................     (333,802)     (3,338)
  Prepaid expenses...................................    1,239,354      12,394
  Refundable consumption tax.........................    4,006,183      40,062
  Other current assets...............................      220,721       2,207
                                                      ------------  ----------
    Total current assets.............................   55,496,363     554,964
                                                      ------------  ----------
Fixed assets:
  Telecommunications equipment.......................   35,524,668     355,247
  Less accumulated depreciation......................   (9,958,257)    (99,583)
                                                      ------------  ----------
    Net..............................................   25,566,411     255,664
  Telephone rights...................................      432,000       4,320
  Rental deposit.....................................      900,000       9,000
  Long-term prepaid expenses.........................      483,334       4,833
                                                      ------------  ----------
    Total fixed assets...............................   27,381,745     273,817
                                                      ------------  ----------
Deferred assets:
  Organization costs (note 6)........................   15,083,649     150,837
                                                      ------------  ----------
    Total assets.....................................   97,961,757     979,618
                                                      ============  ==========
        LIABILITIES AND STOCKHOLDERS' DEFICIT
        -------------------------------------
Current liabilities:
  Trade accounts payable (notes 3 and 4).............   70,829,600     708,296
  Other accounts payable (note 3)....................    8,560,345      85,604
  Short-term borrowing (note 3)......................  110,391,753   1,103,918
  Accrued expenses (note 3)..........................   18,413,437     184,134
  Accrued corporate taxes (note 2)...................       52,500         525
  Other current liabilities..........................      498,830       4,988
                                                      ------------  ----------
    Total current liabilities........................  208,746,465   2,087,465
                                                      ------------  ----------
Stockholders' deficit:
  Common stock, (Yen)50,000 par value. Authorized 800
   shares, issued and outstanding 200 shares.........   10,000,000     100,000
  Accumulated deficit................................ (120,784,708) (1,207,847)
                                                      ------------  ----------
    Total stockholders' deficit...................... (110,784,708) (1,107,847)
                                                      ------------  ----------
Commitments (note 5):
    Total liabilities and stockholders' deficit......   97,961,757     979,618
                                                      ============  ==========

              See accompanying notes to financial statements.

                              MTC JAPAN LTD.

                          STATEMENT OF OPERATIONS

        PERIOD FROM INCEPTION (MARCH 22, 1995) TO DECEMBER 31, 1995

                                                            1995       1995
                                                            ----       ----
                                                            (Yen)      (US$)
      Revenue........................................... 116,850,751 1,168,508
      Cost of revenue (notes 3 and 5)...................  64,740,300   647,403
                                                         ----------- ---------
        Gross profit....................................  52,110,451   521,105
                                                         ----------- ---------
      Selling, general and administrative expenses
       (note 3)......................................... 172,913,867 1,729,139
                                                         ----------- ---------
        Operating loss.................................. 120,803,416 1,208,034
                                                         ----------- ---------
      Other income (note 3):
       Equipment received free of charge................  15,389,316   153,893
       Other............................................     546,429     5,464
                                                         ----------- ---------
                                                          15,935,745   159,357
                                                         ----------- ---------
      Other expense (note 3):
       Foreign exchange loss............................   6,111,310    61,113
       Disposal loss of equipment.......................   8,575,000    85,750
       Interest expense.................................   1,178,227    11,782
                                                         ----------- ---------
                                                          15,864,537   158,645
                                                         ----------- ---------
        Loss before income taxes........................ 120,732,208 1,207,322
      Income taxes (note 2).............................      52,500       525
                                                         ----------- ---------
        Net loss (note 7)............................... 120,784,708 1,207,847
                                                         =========== =========

              See accompanying notes to financial statements.

                              MTC JAPAN LTD.

                    STATEMENT OF STOCKHOLDERS' DEFICIT

        PERIOD FROM INCEPTION (MARCH 22, 1995) TO DECEMBER 31, 1995

                                                                      TOTAL
                                        COMMON      ACCUMULATED   STOCKHOLDERS'
                                         STOCK        DEFICIT        DEFICIT
                                    --------------- ------------  -------------
Balance as of March 22, 1995.......             --           --
 Issuance of common stock.......... (Yen)10,000,000          --     10,000,000
 Net loss for the period from in-
  ception (March 22, 1995) to De-
  cember 31, 1995..................             --  (120,784,708) (120,784,708)
                                    --------------- ------------  ------------
Balance as of December 31, 1995.... (Yen)10,000,000 (120,784,708) (110,784,708)
                                    =============== ============  ============

              See accompanying notes to financial statements.

                              MTC JAPAN LTD.

                          STATEMENT OF CASH FLOWS

        PERIOD FROM INCEPTION (MARCH 22, 1995) TO DECEMBER 31, 1995

Cash flows from operating activities:
 Net loss...................................                 (Yen)(120,784,708)
 Adjustments to reconcile net earnings to
  net cash used in operating activities:
 Depreciation of telecommunication equip-
  ment...................................... (Yen)9,958,257
 Amortization of organization costs.........      3,033,394
 Bad debt expense...........................        333,802
 Disposal loss of equipment.................      8,575,000
 Equipment received free of charge..........    (15,389,316)
 Increase in trade accounts receivable......    (33,631,107)
 Increase in prepaid expenses...............     (1,239,354)
 Increase in refundable consumption tax.....     (4,006,183)
 Increase in other current assets...........       (220,721)
 Increase in long-term prepaid expenses.....       (483,334)
 Increase in trade accounts payable.........     70,829,600
 Increase in other accounts payable.........      8,560,345
 Increase in accrued expenses...............     18,413,437
 Increase in accrued corporate taxes........         52,500
 Increase in other current liabilities......        498,830         65,285,150
                                                             -----------------
    Net cash used in operating activities...                       (55,499,558)
                                                             -----------------
Cash flows from investing activities
 Purchase of telecommunication equipment....                       (28,710,352)
 Purchase of telephone rights...............                          (432,000)
 Increase in other receivable...............                       (14,329,008)
 Increase in rental deposit.................                          (900,000)
 Increase in organization costs.............                       (18,117,043)
                                                             -----------------
    Net cash used in investing activities...                       (62,488,403)
                                                             -----------------
Cash flows from financing activities
 Issuance of common stock...................                        10,000,000
 Increase in short-term borrowing...........                       110,391,753
                                                             -----------------
    Net cash provided by financing activi-
     ties...................................                       120,391,753
                                                             -----------------
    Net increase in cash....................                         2,403,792
  Cash at beginning of period...............                               --
                                                             -----------------
  Cash at end of period.....................                 (Yen)   2,403,792
                                                             =================

              See accompanying notes to financial statements.

                              MTC JAPAN LTD.

                      NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Basis of Financial Statement Preparation

  The accompanying financial statements have been prepared from the accounts of the Company, which are maintained in accordance with financial accounting standards of Japan with certain modifications considered necessary in order to present them in a form more familiar to readers outside Japan.

  The notes to the financial statements include additional information, not required under generally accepted accounting principles and practices in Japan, in order to present them in a form more familiar to readers outside Japan.

 (b) Allowance for Doubtful Accounts

  An allowance for doubtful accounts has been set up as a general provision for uncollectible accounts. This allowance approximates the allowable limit for Japanese income tax purposes.

 (c) Fixed Assets

  Telecommunication equipment is stated at cost less accumulated depreciation. Depreciation of telecommunication equipment is computed on the straight line method based on the estimated useful lives. Depreciation for the period from inception (March 22, 1995) to December 31, 1995 amounted to (Yen)9,958,257.

  The cost of minor additions, less than (Yen)200,000, is charged to operations when incurred. In case of retirement and other dispositions, the asset and accumulated depreciation accounts are relieved and any resulting gain or loss is credited or charged to operations.

 (d) Income Taxes

  The Company does not recognize deferred income taxes which would arise from certain timing differences between taxable income and income for financial statement purposes. Recognition of deferred taxes is not required in Japan.

 (e) Employee Retirement and Severance Benefits

  The Company has an employee retirement plan under which employees who sever their connection with the Company for reasons other than dismissal for cause, are entitled to lump sum payments based on rate of pay and length of service. Payments with respect to voluntary severance are half of the payments for involuntary severence.

  Employees do not vest for 5 years and the service period of all MTC Japan employees is less than one year. Accordingly no accrual is required in Japan at December 31, 1995.

  Directors are not covered by the plan described above and benefits provided to directors are charged to operations as paid.

 (f) Organization Costs

  Organization costs have been capitalized and are amortized over five years on a straight line basis according to the Japanese Commercial Code.

                              MTC JAPAN LTD.

                            DECEMBER 31, 1995

 (g) Consumption Tax

  Transactions subject to consumption tax are recorded under the net tax method.

 (h) Translation of Foreign Currency Transactions

  The Company maintains its records and prepares its financial statements in Japanese yen. Transactions denominated in currencies other than Japanese yen are translated into Japanese yen at rates in effect at the time they occur, and the gains or losses arising on settlement of the related receivables or payables are included in operations and reflected in non-operating income (expenses). Receivables and payables denominated in foreign currencies at the balance sheet date are translated into Japanese yen at the rates in effect as of the balance sheet date.

 (i) Financial Statement Translation

  The financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of (Yen)102.95 or (Yen)100=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market on December 31, 1995. This translation should not be construed as a representation that the amounts shown could be converted into United States dollars at such rate.

(2) INCOME TAXES

  The Company is subject to a number of taxes based on profit, which in the aggregate resulted in a normal tax rate of approximately 51%.

  The Company incurred a loss during the period and accordingly no taxes, except per capita inhabitants taxes were paid. At December 31, 1995, the Company had a tax loss carryforward of (Yen)106 million which expires December 31, 2000.

  The Company's corporate tax returns have not been examined by the Japanese tax authorities since inception of the Company.

(3) INTERCOMPANY BALANCES AND TRANSACTIONS

  The Company is a joint venture among NetSource Communications Inc. (45%), General Tsushin Japan K.K. (45%) and a partnership (10%). The Company was established March 22, 1995 to provide callback service in the Japan market.

  Major intercompany balances at December 31, 1995 and transactions for the period from inception (March 22, 1995) to December 31, 1995 are summarized as follows:

      BALANCES                                                       1995
      --------                                                       ----
      General Tsushin Kogyo K.K.:
        Other accounts payable................................ (Yen)  8,560,345
        Short-term borrowing..................................      110,391,753
        Accrued expenses......................................        4,786,167
      NetSource Communications Inc.:
        Trade accounts payable................................       70,829,600

                              MTC JAPAN LTD.

                            DECEMBER 31, 1995

      TRANSACTIONS                                                   1995
      ------------                                                   ----
      General Tsushin Kogyo K.K.:
        Selling, general and administrative expenses........... (Yen)42,975,236
        Other expense..........................................       1,178,227
      NetSource Communications Inc.:
        Telecommunication charge (cost of revenue).............      64,740,300
        Other income (equipment received free of charge).......      15,389,316

(4) ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

  At December 31, 1995, the Company had the following assets and liabilities denominated in foreign currency:

        Trade accounts receivable.............. (Yen) 2,487,051 (U.S. $ 24,158)
        Trade accounts payable................. (Yen)70,829,600 (U.S. $688,000)

  At December 31, 1995, the U.S. dollar denominated receivable and payable were translated into yen at (Yen)102.95, the year end rate.

(5) COMMITMENTS

  The Company occupies office and other facilities under certain lease agreements. Rental expense and lease expense for the period from inception (March 22, 1995) to December 31, 1995 amounted to (Yen)3,193,894 and
(Yen)2,382,800, respectively.

(6) RECONCILIATION OF JAPANESE AND U.S. ACCOUNTING PRINCIPLES

  The Company prepares its accounts in accordance with Japanese GAAP, which differ in certain material respects from U.S. GAAP. The significant differences relate to the following items.

  Income Taxes -- In accordance with Japanese GAAP, income taxes are provided only for amounts currently payable for each year. U.S. GAAP requires that deferred income taxes be recognized for temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements. The Company would have a gross deferred tax asset under US GAAP. However, it would be fully reserved.

  Pension Cost -- Under Japanese GAAP, liabilities for retirement and severance benefits are not recorded until the employees vest. The Company is a startup and no employees will vest until they have 5 years of service. U.S. GAAP requires the liability and periodic pension expense to be measured on an actuarial basis. Management believes that the liability would be immaterial.

  Organization Costs -- According to Japanese GAAP, organization costs broadly defined are capitalized and amortized over 5 years. U.S. GAAP permits only limited organization costs to be capitalized.

                              MTC JAPAN LTD.

                            DECEMBER 31, 1995

  The following table summarizes the effect on net loss of the differences between Japanese GAAP and U.S. GAAP for the period from inception (March 22, 1995) to December 31, 1995 (in thousands of yen):

                                                          1995
                                                      ------------
         Net loss as shown in the Japanese GAAP fi-
          nancial statements......................... (Yen)120,784
         Adjustments for:
           Other income (equipment received free of
            charge)..................................       15,389
           Organization costs........................        8,244
           Others (vacation pay accrual).............        2,407
                                                      ------------
         Net loss according to U.S. GAAP............. (Yen)146,824
                                                      ============

(7) NET LOSS PER SHARE

  Net loss per share for the period from inception (March 22, 1995) to December 31, 1995 amounted to (Yen)603,924 which is based on the number of issued shares as of the end of the year.

(8) LIQUIDITY

  The Company had an excess of current liabilities over current assets of
(Yen)153,250,102 and a stockholders' deficiency of (Yen)110,784,708 as of December 31, 1995, and had a net loss of (Yen)120,784,708 for the period from inception (March 22, 1995) to December 31, 1995. To continue to meet its current obligations, the Company must achieve future profitable operations, obtain suspension of repayment of debt, arrange for additional financing or capital or a combination thereof.

  Management believes it will be able to successfully accomplish one or more of the aforementioned actions.

                               GLOSSARY OF TERMS

CALLBACK--a form of dial up access that allows an end-user to access a telecommunications company's network by placing a telephone call and waiting for a call back.

CAPACITY--the amount of circuit volume to which a telecommunications services provider has access.

CCSA--Computer Controlled Switching Arrangement.

DEDICATED OR DIRECT ACCESS--a means of accessing a network through the use of a permanent circuit.

DOMAIN NAME--the location of a specific computer or group of network computers that is on the Internet.

ELECTRONIC COMMERCE--the delivery of information, including voice and data, products, services, marketing, systems and support within an organization or to the external marketplace over any interactive, electronic or on-line medium.

FACILITIES-BASED CARRIER--a carrier that owns transmission facilities both in terms of capacity and digital switches.

FIREWALL--A security architecture that uses multiple machines and carefully designed interfaces to wall off corporate information.

FTP--File Transfer Protocol. A standard transfer protocol used on the Internet.

HOSTING--the provision of the necessary hardware, software, equipment, facilities and services that allows end-users to operate Web architectures.

INTERNET--a global collection of computer networks that use a common communications protocol, TCP/IP.

INTERNET BACKBONE--a high speed digital data network usually consisting of T-3 dedicated circuits connected to smaller regional digital networks.

IP--Internet Protocol.

ISDN--Integrated Services Digital Network. A hybrid digital network capable of providing transmission speeds of up to 128 kilobits per second for both voice and data.

ISP--Internet Service Provider. A company that provides access services to the Internet via modem, ISDN, xDSL and dedicated circuits.

MODEM--communications equipment that allows computers to connect to a transmission line.

PACKET SIGNALING PROTOCOL--allows for packet signaling on the Company's network (i.e. X.25 is a standard switching protocol for data that enables data to be broken down into packets).

PEERING--The exchange of traffic and routing information between two networks, so that traffic may be sent directly between the two networks without using the services of any other Internet service provider.

POP--Point of Presence. An interconnected group of routers and servers located in particular regional areas that allows end-users to access the Internet through a local telephone call or dedicated circuit.

PTT--Postal, Telephone and Telegraph Companies. Incumbent national telecommunications carriers which usually have dominant home market positions due to monopolistic practices.

RELATIONAL DATABASE PRODUCTS--a database product that is based on relational theory and that is accessed via standard interfaces and languages such as ODBC and SQL. Examples of relational database products include Microsoft SQL Server, Sybase, and Oracle.

REORIGINATION--a transparent call back service which, through the use of an autodialer, allows end-users to seamlessly access an alternative telecommunications network.

RESALE--the leasing and reselling of network capacity from a telecommunications carrier.

ROUTER--a device which receives and transmits data packets within a network.

SERVER--a high powered computer combined with software that allows computers to offer service to another computer.

SS7--a standard signaling protocol of Signaling System 7.

SWITCH--a device which originates and terminates circuits or selects the necessary path or circuits to be used for the transmission of voice, data and video.

T-1--a high speed communications line capable of providing transmission speeds of up to 1.5 megabits per second.

T-3--a high speed communications line capable of providing transmission speeds of up to 45 megabits per second. Also known as DS3.

TCP/IP--Transmission Control Protocol/Internet Protocol. A collection of computer protocols that allows computers with different architectures and operating systems to communicate in an open system.

WEB ARCHITECTURE--the design and specification of a web site including the range of content, interelationship of content, navigation, system design, security, access characteristics, and phasing of implementation.

WORLD WIDE WEB--a client/server model using a set of standards to link servers and that allows end- users to access information, data, graphics, video and sound.

X.25--a standard packet protocol for data which enables data to be broken down into small, manageable packets.

XDSL--Digital Subscriber Line. A high speed communications protocol utilizing a standard copper wire with varying transmission speeds of between 769 kilobits per second and 1.5 megabits per second. Also known as ADSL, CAP ADSL, DSL and HDSL.

                           [DESCRIPTION OF ARTWORK]

Back Cover
----------
World map with lines illustrating existing and planned telecommunications frame relay network connections and U.S. map with lines illustrating planned Internet backbone connections and NetSource points of presence.

 -------------------------------------------------------------------------------
  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND,
  IF GIVEN OR MADE, INFORMATION OR SUCH REPRESENTATIONS MUST NOT BE RELIED
  UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PRO-SPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER
  TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PER-SON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE
  HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

 -------------------------------------------------------------------------------
                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary......................................................   3
  Risk Factors............................................................   8
  Use of Proceeds.........................................................  21
  Dividend Policy.........................................................  22
  Capitalization..........................................................  22
  Dilution................................................................  23
  Selected Consolidated Financial Data....................................  24
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  25
  Business................................................................  35
  Management..............................................................  58
  Certain Transactions....................................................  66
  Principal Stockholders..................................................  68
  Description of Capital Stock............................................  69
  Shares Eligible for Future Sale.........................................  71
  Certain United States Federal Tax Considerations for Non-U.S. Holders of
   Common Stock...........................................................  72
  Underwriting............................................................  75
  Legal Matters...........................................................  77
  Experts.................................................................  77
  Additional Information..................................................  78
  Index to Consolidated Financial Statements.............................. F-1
  Glossary of Terms....................................................... G-1

  UNTIL , 1997 (25 DAYS FROM THE DATE OF THIS PROSPECTUS) ALL DEALERS EF-FECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

 -------------------------------------------------------------------------------

  [LOGO OF NETSOURCE APPEARS HERE]

  3,500,000 SHARES

  COMMON STOCK

 PROSPECTUS

     , 1996


                                 [LOGO OF DEUTSCHE MORGAN GRENFELL APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated costs and expenses payable by the Registrant in connection with the sale of the Common Stock being registered hereby.

   ITEM                                                                AMOUNT
   ----                                                              ----------
   SEC Registration Fee............................................. $   18,296
   NASD Filing Fee..................................................      6,538
   Nasdaq National Market Listing Fee...............................     50,000
   Blue Sky Fees and Expenses.......................................     10,000
   Printing and Engraving Expenses..................................    100,000
   Legal Fees and Expenses..........................................    400,000
   Accounting Fees and Expenses.....................................    550,000
   Transfer Agent and Registrar Fees................................      1,500
   Miscellaneous....................................................     13,666
                                                                     ----------
     Total.......................................................... $1,150,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145(a) of the Delaware General Corporation Law (the "DGCL") provides in relevant part that "a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suitor proceeding if he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful." With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that "[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor. .....[by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonable incurred by him in connection with the defense or settlement of such action or suit is he acted in good faith and in a manner he reasonable believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extend that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonable entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper."

  The Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate, and that no amendment or repeal of such Certificate shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

  The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or any predecessor of the Registrant.

  The Registrant has entered into indemnification agreements with its directors and certain of its officers.

  The Registrant has purchased and maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On May 28, 1996, the Company issued 15 shares of Common Stock to Edward Brinskele for a purchase price of $0.067 in cash. The sale of the shares was deemed to be exempt from registration under the Securities Act pursuant to
Section 4(2) thereof.

  In connection with the Reorganization, on June 28, 1996, the Registrant issued an aggregate of 15,978,059 shares of Common Stock to the shareholders of MTC Telemanagement, MTC International, and NetSource Interactive. The shares were issued after the Registrant obtained the determination of the California Department of Corporations of the fairness of the terms and conditions of the Reorganization following a hearing. As a result of such approval, the issuance of the shares was exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof.

  In connection with the Reorganization, on June 28, 1996, the Registrant issued options to purchase an aggregate of 2,213,700 shares of Common Stock to the former option holders of MTC Telemanagement, MTC International and NetSource Interactive at exercise prices ranging from $0.004 to $1.583 per share. The issuance of such options was exempt from registration under the Securities Act pursuant to Section 3(a)(10) thereof.

  On June 24, 1996, the Registrant issued 10% Series A Secured Subordinated Convertible Notes (the "Notes") in the aggregate principal amount of $20 million, together with detachable Warrants (the "Warrants"), to 42 foreign investors. The Notes bear interest at the rate of 10% per annum, and interest is due semi-annually in arrears. Principal and all accrued and unpaid interest under the Notes is due and payable in full on June 24, 1998. The number of shares into which the Notes are convertible and the conversion price are based on the per share initial public offering price to the public of the Registrant's Common Stock. Assuming an offering price of $14 per share in this offering, the Notes will be convertible into an aggregate of 2,040,816 shares of Common Stock at a conversion price of $9.80 per share or 70% of such offering price. The number of shares into which the Warrants are exercisable and the exercise price are based on the per share initial public offering price to the public of the Registrant's Common Stock. Assuming an offering price of $14 per share in this offering, the Warrants will be exercisable for an aggregate of 163,265 shares of Common Stock at an exercise price of $9.80 per share, or 70% of such offering price. The Registrant received $18,200,000 in cash for the Notes and the Warrants, after paying $1,800,000 in commissions to a placement agent in connection with services performed by such person in connection with the sale of the Notes and Warrants. The sale of the Notes and Warrants to the foreign investors was deemed to be exempt from registration under the Securities Act in reliance on Regulation S promulgated under the Securities Act.

  On June 24, 1996, the Registrant issued a warrant to a placement agent in consideration of services performed by the placement agent in the offering of the Notes and Warrants. Assuming an offering price of $14 per share in this offering, this warrant will be exercisable for an aggregate of 147,959 shares of Common Stock at an exercise price of $9.80 per share, or 70% of such offering price. The sale of the warrant to the placement agent was deemed to be exempt from registration under the Securities Act in reliance on Regulation S promulgated under the Securities Act.

  At various times between July 1996 and October 1996, the Company granted options under the Company's 1996 Omnibus Equity Incentive Plan and 1996 Stock Option Plan to employees, directors and consultants to purchase an aggregate of 1,590,780 shares of Common Stock. Such options had exercise prices ranging from $3.33 to $11.05 per share. Such issuances were exempt from the requirement of registration pursuant to Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act.

  In November 1996, the Company issued an aggregate of 230,190 shares of Common Stock to the three former shareholders of scruz-net inc. in exchange for all of the outstanding stock of scruz-net. Such issuance was made in reliance of the exemption contained in Section 4(2) of the Securities Act.

  In November 1996, the Company issued an aggregate of 230,190 shares of Common Stock to the two former shareholders of DNA New Media Group, Inc. in exchange of all of the outstanding stock of DNA. Such issuance was made in reliance of the exemption contained in Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  A. EXHIBITS.

  1.1  Form of Underwriting Agreement.
  2.1* Agreement and Plan of Reorganization dated as of May 31, 1996 between
       NetSource Interactive and NetSource International Telecommunications,
       Inc.
  2.2* Form of Common Stock and Option Exchange Agreement dated as of May 31,
       1996 between NetSource International Telecommunications, Inc. and shareholders and holders of options to purchase shares of MTC
       International, Inc.
  2.3* Form of Common Stock and Option Exchange Agreement dated as of May 31,
       1996 between NetSource International Telecommunications, Inc. and shareholders and holders of options to purchase shares of MTC
       Telemanagement Corporation.
  2.4 Agreement and Plan of Reorganization dated October 15, 1996 by and between the Registrant, DNA Acquisition Corporation, DNA New Media
       Group, Inc., Andrew Hayman and David Wallinga.
  2.5 Agreement and Plan of Reorganization dated October 16, 1996 by and between the Registrant, scruz-net, inc., Qarin Van Brink, Matthew
       Kaufman, Timothy Garlick and scruz-net Acquisition Corporation.
  2.6  Form of Exchange Agreement dated as of June 4, 1996 between NetSource
       Interactive and the holders of common stock and holders of options to purchase common stock of Transphere Interactive, Inc.
  2.7 Exchange Agreement dated June 4, 1996 between NetSource Interactive and the holder of common stock of Transphere International, Inc.
  2.8  Agreement and Plan of Reorganization dated June 4, 1996 by and between
       NetSource Interactive and Transphere Interactive, Inc.
  2.9  Agreement and Plan of Reorganization dated June 4, 1996 by and between
       NetSource Interactive and Transphere International, Inc.
  3.1* Form of Amended and Restated Certificate of Incorporation of the
       Registrant.
  3.2* Bylaws of the Registrant.
  3.3  Certificate of Incorporation of the Registrant dated November 20, 1995.
  3.4  Certificate of Amendment of Certificate of Incorporation dated January
       1996.
  3.5  Certificate of Amendment to Certificate of Incorporation dated May 28,
       1996.
  3.6  Certificate of Amendment to Certificate of Incorporation dated July 26,
       1996.
  3.7  Certificate of Amendment to Certificate of Incorporation dated September
       16, 1996.
  4.1  Specimen Common Stock certificate of the Registrant.
  4.2* Form of 10% Series A Secured Subordinated Convertible Note.
  4.3* Form of Series A Warrant to purchase Common Stock.
  5.1  Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
 10.1* Form of Indemnification Agreement for directors and executive officers.
 10.2* 1996 Omnibus Equity Incentive Plan.
 10.3* 1996 Stock Option Plan.
 10.4* 1996 Employee Stock Purchase Plan.
 10.5* Severance Agreement between the Registrant and Evan Kraus dated March
       15, 1996.
 10.6* Patent Assignment Agreement dated as of May 30, 1996 between the
       Registrant and Edward Brinskele.
 10.7* Letter Agreement dated April 12, 1996 among NetSource Inc., Transphere
       International and Helix Capital LLC.
 10.8* Lease Agreement between Charles R. Stevens and MTC Information Systems dated December 20, 1993 for the Registrant's facility located in Petaluma.
 10.9* Sublease Agreement dated January 1, 1994 between MTC Information Systems and MTC Telemanagement for the Registrant's facility located in Petaluma.

  10.10*  Lease Agreement between 470 Spear Associates and Offices Unlimited of
          California, Inc. dated September 29, 1987 for the Registrant's facility located in San Francisco.
  10.11*  Amendment, dated August 15, 1994, to Lease Agreement between 470
          Spear Associates and Offices Unlimited of California, Inc. for the
          Registrant's facility located in San Francisco.
  10.12*  Lease Agreement dated May 17, 1996 between 470 Spear Associates and
          Transphere International, Inc. for Registrant's facility located in
          San Francisco.
 *10.13** Joint Venture Agreement dated February 1995 among MTC Telemanagement
          Corporation, Tsushin-Kogyo KK and Associated Strategic Alliance
          Partners.
 *10.14** Joint Venture Agreement dated January 1996 by and among MTC
          Telemanagement Corporation, Henk J. Keilman and Jan-Peter Kastelein.
  10.15*  Form of Subscription Agreement for sale of Series A Secured
          Subordinated Convertible Note and Series A Warrants.
  10.16*  Sublease Agreement between Lee Pierce and Transphere International
          Inc. and assignment to the Registrant.
  10.17   Office Lease dated November 4, 1996 between the Registrant and 470
          Spear Associates, a California Limited Partnership.
  11.1    Statement regarding calculation of earnings per share.
  21.1    Subsidiaries of the Registrant.
  23.1    Consent of KPMG Peat Marwick LLP, independent auditors.
  23.2    Consent of Wilson Sonsini Goodrich & Rosati, P.C. (See Exhibit 5.1).
  23.3    Consent of KPMG Peat Marwick, independent auditors.
  23.4    Consent of Pezzola & Reinke, A Professional Corporation.
  24.1*   Power of Attorney.
  27.1    Financial Data Schedule.

--------

  * Previously filed.
 ** Documents for which confidential treatment has been requested.

  B. FINANCIAL STATEMENT SCHEDULES.

  Schedule IX--Valuation and Qualifying Accounts

  All other schedules are omitted because they are inapplicable or the requested information is shown in the Consolidated Financial Statements of the Registrant or Notes thereto.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1993 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PETALUMA, STATE OF CALIFORNIA, ON THE 21ST DAY OF NOVEMBER, 1996.

                                         NetSource Communications, Inc.



                                         By: /s/ Edward A. Brinskele
                                             -----------------------------

                                                     EDWARD A. BRINSKELE,
                                              CHIEF EXECUTIVE OFFICER AND
                                                 CHAIRMAN OF THE BOARD

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No.1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


             SIGNATURE                       TITLE                 DATE
             ---------                       -----                 ----
    /s/ Edward A. Brinskele           Chief Executive          November 21, 1996
------------------------------------   Officer, Chairman
        EDWARD A. BRINSKELE            of the Board
                                       (Principal
                                       Executive Officer)

      /s/ Gary Anderson*              Chief Financial          November 21, 1996
------------------------------------   Officer (Principal
           GARY ANDERSON               Financial and
                                       Accounting
                                       Officer)

   /s/ Charles Schoenhoeft*           President and Vice       November 21, 1996
------------------------------------   Chairman of the
        CHARLES SCHOENHOEFT            Board


        /s/ Yoav Stern*               Director                 November 21, 1996
------------------------------------
             YOAV STERN


   /s/ Joshua G. Cooperman*           Director                 November 21, 1996
------------------------------------
        JOSHUA G. COOPERMAN
                                                                          , 1996
                                      Director
------------------------------------
          ALEX VIEUX

                                      Director                            , 1996
------------------------------------
          YARON EITAN
--------
* By attorney-in-fact.

                                                                     SCHEDULE IX

                       VALUATION AND QUALIFYING ACCOUNTS

   FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995 AND NINE MONTHS ENDED
                            SEPTEMBER 30, 1996

                                  BALANCE AT CHARGED TO             BALANCE AT
                                  BEGINNING  COSTS AND                END OF
            DESCRIPTION           OF PERIOD   EXPENSES   DEDUCTIONS   PERIOD
            -----------           ---------- ----------  ---------- ----------
   ALLOWANCE FOR TRADE
    RECEIVABLES
    Year ended December 31,
     1993........................     --         487         --         487
    Year ended December 31,
     1994........................     487      2,495       1,663      1,319
    Year ended December 31,
     1995........................   1,319      1,213       1,036      1,496
    Nine months ended September
     30, 1996....................   1,496      1,263       1,259      1,500
   ALLOWANCE FOR OTHER
    RECEIVABLES AND DUE FROM
    JOINT VENTURES
    Year ended December 31,
     1993........................     --         218         --         218
    Year ended December 31,
     1994........................     218        389         --         607
    Year ended December 31,
     1995........................     607        343         --         950
    Nine months ended September
     30, 1996....................     950        --          --         950
   VALUATION ALLOWANCE FOR
    DEFERRED TAX ASSET
    Year ended December 31,
     1993........................     200        587         --         787
    Year ended December 31,
     1994........................     787        753         --       1,540
    Year ended December 31,
     1995........................   1,540        180         --       1,720
    Nine months ended September
     30, 1996....................   1,720      2,081(1)      --       3,801

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(1) Includes an increase to the valuation allowance of $1,100 relating to the initial recognition of deferred tax assets in connection with the conversion of MTC Telemanagement from an S corporation to a C corporation.

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  1.1    Form of Underwriting Agreement.
  2.1*   Agreement and Plan of Reorganization dated as of May 31, 1996 between
         NetSource Interactive and NetSource International Telecommunications,
         Inc.
  2.2*   Form of Common Stock and Option Exchange Agreement dated as of May 31,
         1996 between NetSource International Telecommunications, Inc. and shareholders and holders of options to purchase shares of MTC
         International, Inc.
  2.3*   Form of Common Stock and Option Exchange Agreement dated as of May 31,
         1996 between NetSource International Telecommunications, Inc. and shareholders and holders of options to purchase shares of MTC
         Telemanagement Corporation.
  2.4    Agreement and Plan of Reorganization dated October 15, 1996 by and between the Registrant, DNA Acquisition Corporation, DNA New Media
         Group, Inc., Andrew Hayman and David Wallinga.
  2.5    Agreement and Plan of Reorganization dated October 16, 1996 by and between the Registrant, scruz-net, inc., Qarin Van Brink, Matthew
         Kaufman, Timothy Garlick and scruz-net Acquisition Corporation.
  2.6    Form of Exchange Agreement dated as of June 4, 1996 between NetSource
         Interactive and the holders of common stock and holders of options to purchase common stock of Transphere Interactive, Inc.
  2.7    Exchange Agreement dated June 4, 1996 between NetSource Interactive and the holder of common stock of Transphere International, Inc.
  2.8    Agreement and Plan of Reorganization dated June 4, 1996 by and between
         NetSource Interactive and Transphere Interactive, Inc.
  2.9    Agreement and Plan of Reorganization dated June 4, 1996 by and between
         NetSource Interactive and Transphere International, Inc.
  3.1*   Form of Amended and Restated Certificate of Incorporation of the
         Registrant.
  3.2*   Bylaws of the Registrant.
  3.3    Certificate of Incorporation of the Registrant dated November 20,
         1995.
  3.4    Certificate of Amendment of Certificate of Incorporation dated January
         1996.
  3.5    Certificate of Amendment to Certificate of Incorporation dated May 28,
         1996.
  3.6    Certificate of Amendment to Certificate of Incorporation dated July
         26, 1996.
  3.7    Certificate of Amendment to Certificate of Incorporation dated
         September 16, 1996.
  4.1    Specimen Common Stock certificate of the Registrant.
  4.2*   Form of 10% Series A Secured Subordinated Convertible Note.
  4.3*   Form of Series A Warrant to purchase Common Stock.
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
 10.1*   Form of Indemnification Agreement for directors and executive officers.
 10.2*   1996 Omnibus Equity Incentive Plan.
 10.3*   1996 Stock Option Plan.
 10.4*   1996 Employee Stock Purchase Plan.
 10.5*   Severance Agreement between the Registrant and Evan Kraus dated March
         15, 1996.
 10.6*   Patent Assignment Agreement dated as of May 30, 1996 between the
         Registrant and Edward Brinskele.
 10.7*   Letter Agreement dated April 12, 1996 among NetSource Inc., Transphere
         International and Helix Capital LLC.
 10.8*   Lease Agreement between Charles R. Stevens and MTC Information Systems dated December 20, 1993 for the Registrant's facility located in
         Petaluma.
 10.9*   Sublease Agreement dated January 1, 1994 between MTC Information
         Systems and MTC Telemanagement for the Registrant's facility located in Petaluma.

 EXHIBIT
  NUMBER                          DESCRIPTION OF EXHIBIT
 -------                          ----------------------
  10.10*  Lease Agreement between 470 Spear Associates and Offices Unlimited of
          California, Inc. dated September 29, 1987 for the Registrant's facility located in San Francisco.
  10.11*  Amendment, dated August 15, 1994, to Lease Agreement between 470
          Spear Associates and Offices Unlimited of California, Inc. for the
          Registrant's facility located in San Francisco.
  10.12*  Lease Agreement dated May 17, 1996 between 470 Spear Associates and
          Transphere International, Inc. for Registrant's facility located in
          San Francisco.
 *10.13** Joint Venture Agreement dated February 1995 among MTC Telemanagement
          Corporation, Tsushin-Kogyo KK and Associated Strategic Alliance
          Partners.
 *10.14** Joint Venture Agreement dated January 1996 by and among MTC
          Telemanagement Corporation, Henk J. Keilman and Jan-Peter Kastelein.
  10.15*  Form of Subscription Agreement for sale of Series A Secured
          Subordinated Convertible Note and Series A Warrants.
  10.16*  Sublease Agreement between Lee Pierce and Transphere International
          Inc. and assignment to the Registrant.
  10.17   Office Lease dated November 4, 1996 between the Registrant and 470
          Spear Associates, a California Limited Partnership.
  11.1    Statement regarding calculation of earnings per share.
  21.1    Subsidiaries of the Registrant.
  23.1    Consent of KPMG Peat Marwick LLP, independent auditors.
  23.2    Consent of Wilson Sonsini Goodrich & Rosati, P.C. (See Exhibit 5.1).
  23.3    Consent of KPMG Peat Marwick, independent auditors.
  23.4    Consent of Pezzola & Reinke, A Professional Corporation.
  24.1*   Power of Attorney.
  27.1    Financial Data Schedule.

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 * Documents previously filed.
** Documents for which confidential treatment has been requested.

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